U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 10-SB

           General Form For Registration of Securities
          of Small Business Issuers Under Section 12(b)
              or 12(g) of the Securities Act of 1934


                        ECOMED CORPORATION
-----------------------------------------------------------------
          (Name of Small Business Issuer in its Charter)


Nevada, U.S.A.                                         91-2117383
(State or other Jurisdiction                        (IRS Employer
of Incorporation or Organization)             Identification No.)


  220 West Champion St, Suite 260, Bellingham, Washington 98225
             (Address of Principal Executive Offices)


                          (360) 671-9581
                   (Issuer's Telephone Number)



Securities to be registered under Section 12(b) of the Act:

Title of Each Class               Name of Each Exchange on Which
to be so Registered:              Each Class is to be Registered:



Securities to be registered under Section 12(g) of the Act:

                           Common Stock
-----------------------------------------------------------------
                         (Title of Class)

                    FORWARD LOOKING STATEMENTS

      CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     EcoMed Corporation, a medical products commercialization company ("EcoMed" or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, potential fluctuations in quarterly operating results and expenses, government regulation, technological change and competition.

     The accompanying information contained in this Registration, including, without limitation, the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

          INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I
------
Item 1.  Description of Business
Item 2.  Management's Discussion and Analysis
         or Plan of Operation
Item 3.  Description of Property
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 5. Directors, Executive Officers, Promoters and Control Persons
Item 6.  Executive Compensation
Item 7.  Certain Relationships and Related Transactions
Item 8.  Description of Securities


Part II
-------
Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters
Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with
         Accountants on Accounting and Financial Disclosure
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of Directors and Officers


Part F/S
--------
Item 1.  Financial Statements


Part III
--------
Index to Exhibits
Signatures
Exhibits


     Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "EcoMed" refer to EcoMed Corporation, , a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's website at "www.ecomed.net."


                              PART I

     ITEM 1.   DESCRIPTION OF BUSINESS.

     (a) Business Development and Organizational Activities.

     EcoMed Corporation, ("EcoMed" or the "Company"), was incorporated in the State of Nevada on October 23, 1998 as Gaia Exploration Incorporated. On September 20, 2000, Gaia Exploration Incorporated changed its name to EcoMed Corporation. The Company is still in its development stage, positioning itself to become the primary medical products commercializer for health care institutions all over the world. Currently, the Company provides information about their products and research activities through its website located at "www.ecomed.net".


     The Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be assessed in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing markets like healthcare.

     Such risks include, without limitation, the lack of broad acceptance of the Company's products and services, the Company's inability to anticipate and adapt to a developing market, changes in laws that adversely affect the Company's business, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction and development of different and safer medical products, competing with established medical suppliers, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of production and sales, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions.

     (b) Business of Issuer.

EcoMed's Initial Products:

     TURTLENECK Safety Syringe

     A patented safety syringe design that differentiates itself in the market through ease of use, and cost competitiveness. The TURTLENECK is a simple device providing a shielding mechanism that is "naturally" consistent with the traditional injection and drawing process while providing reliable protection. It is an exciting new product ready to revolutionize an active market that is currently attracting the big medical supply companies as well as other start-up/developmental companies. The enablers in this market will be cost and ease of use. The TURTLENECK will be the least expensive, and is easy to use.

     POUCH Thermal Bandage

     A patented wound care-dressing product that incorporates wound and pressure dressings with the application of thermal therapies. First of its kind on the market (and it will be the only, as a result of outstanding patent protection), the POUCH simplifies the process of dressing a wound in conjunction with applying hot or cold, in a simple to use system, which is cost competitive with the medical supply components it replaces - and is a huge labor saver. Five years from now it will be the way wounds are dressed.

     Ecomed is also currently distributing its DIGNITY Patient
Gown, the ROLLER RULER patient turning aid and the DUO-CANE ambulatory system. All are simple, patented designs for improving patient comfort and simplifying (and therefore reducing cost) of patient care.

     As part of its development, Ecomed has identified and continues to grow a seasoned executive management team. These executives can be characterized as aggressive, innovative thinkers understanding the components of the value chain and the pressure points impacting profitability.

     In the extended organization, relationships have been established with well-respected organizations. For example, Ecomed has contracted with Professor John Hogan of the Beth Israel Deaconess Medical Center for ongoing research and development.

     TURTLENECK SAFETY SYRINGE


Product Description

     Exposure to a patient's blood has always been an area of risk for the healthcare provider. A serious threat occurs for the caregiver when he/she is inadvertently pricked by the needle of a used syringe. In today's real world healthcare environment, the implications resulting from infection can be life altering (as in the case of Hepatitis B) to life threatening (as in the case of HIV). It is estimated that 300 health care workers die every year in the United States as a result of HIV infections.

     The Turtleneck safety syringe includes a shielding mechanism to protect the healthcare provider. What makes the Turtleneck
Safety Syringe unique is a patented locking mechanism that creates a "failsafe" method of use that ensures that the healthcare provider is physically protected from the exposed needle.


Market

     According to the U.S. Center for Disease Control, current statistics indicate that approximately 800,000 to 1,000,000 needle stick injuries occur every year in the United States. The U.S. healthcare industry is spending in the order of $2.0 billion per year to either immunize their workers (i.e. for Hepatitis B), or to treat such injuries and subsequent infections such as Hepatitis B and C, and HIV. In addition, the industry and its insurers have paid out multi-million dollar settlements to the victims. Regulators in the United States and Great Britain, insurers and medical professionals are stepping up efforts to control these infections and to potentially regulate the use of the appropriate protection.

     The medical device industry is responding. There are already a number of "safety syringes" successfully being marketed, not only by the larger device providers such as Becton
- Dickinson, but also a number of new (i.e. start up) companies that have entered this market with innovative product offerings. It is undoubted that the safety syringe market will grow and become a permanent fixture as healthcare providers continue to be exposed to more and more virulent forms of infection.

     U.S. Federal Regulation, The Needlestick Safety and
Prevention Act has been signed into law by President Clinton in November, 2000. This legislation provides for needlestick protections under the Occupational Safety and Health
Administration(OSHA).

     The current state of safety syringe technology provides three fundamental methods of providing the safety:

     (1) Single-handed storage devices
     (2) Retractable "sharps"
     (3) Sheathed needles

     Single-handed storage devices are designed with an integrated mounting mechanism (i.e. glue-stick surface) to accept a used syringe sharp. The healthcare provider affixes the storage unit in a location close to where the dosage is being administered, and then with the same hand delivers the medication and "re-points" the syringe after extraction from the patient into the storage device.

     This technology does have the advantage of not requiring a change in syringes used, and if used properly is effective in storing the contaminated sharp. It does however have a number of disadvantages. Firstly, it requires the provider to mount the storage unit before the injection. While this in itself is easy to do, it is an "un-natural" act to most providers. As a result, many users find themselves with a used syringe and no mounted storage unit available.

     Retractable "sharps" consist of a relatively complex technology whereby once the injection is completed the needle retracts into the syringe. This works by having a spring-loaded mechanism within the syringe that is activated when the plunger reaches the bottom of the syringe. While this is very effective in protecting the healthcare worker in that the syringe actually extracts the needle from the patient, its complexity has compromised its reliability. As well, an undetermined risk (raised by Becton Dickinson at a conference in Washington, D.C. recently) exists with regard to the atomization of contaminated blood that may be ejected from the injection point and into the air. As a result, healthcare workers could be at risk by breathing in the airborne particles. The insidious nature of this form of contamination compounds the treatment problem in that while it is apparent when a needle stick injury occurs, and therefore, treatment can begin immediately, it is not so in the case of atomization. As such, critical delays in treatment can result. Retractable "sharps" have an uneven market acceptance due to the inconsistent product performance (i.e. significant percentages of the needles failed to retract). While this technology is effective when used successfully, its unreliability does not provide the "paid-for" level of protection. It is also relatively expensive to produce and therefore, expensive to buy.

     The third category of safety syringes is the "sheathed" syringes. This approach consists of an additional barrel on the outside of the syringe that descends around the sharp, extending beyond the length of the needle, and therefore shielding the pointed end from the healthcare provider.

     Relatively simple technology, a number of such products are available in the marketplace. It represents the most "natural" of the products in that its use is virtually the same as that of traditional (i.e. non-safety) syringes. Negative reaction comes from certain products, where descending the shield requires the healthcare provider to actually move their fingers closer to the exposed end of the needle, or for larger shields where the outer barrel fails to stay in the extended position. In these circumstances, the barrel moves or is pushed back up such that the contaminated needle is again exposed.

     The Ecomed Safety Syringe is a sheathed syringe, but includes a unique "Lock-Release-Lock" technology that ensures against not only premature descent of the outer barrel that might interfere with the dosage delivery, but most importantly, against the inadvertent raising of the shield once the needle has been contaminated. The combination of the top and secondary lock provide in all situations - from drawing from a vial to roadside emergency injections - the only syringe in the market that will consistently protect the healthcare worker.

     Other sheathed syringes either do not have a locked sheath and can therefore easily descend during the stress of injection, or have an inferior locking mechanism that is based on a co-axial unlocking motion as opposed to the Company's trans-axial motion. That is, other syringes can be unlocked during injection because the motion to unlock the sheath is the same motion as to deliver the injection. With the Ecomed syringe, this trans-axial motion (i.e. a turning of the sheath) can only happen when the health care provider specifically intends it to happen. Again, a prematurely descending sheath results in the healthcare provider having to move their free hand toward the sharp and therefore increasing the risk of accidental sticks.

     Once descended, the Ecomed sheath will lock in any 360 degree position to permanently lock the sheath in place. Other syringes that are held in the descended position release less rigorously as once the force being directed up the barrel of the syringe is greater than the force of friction holding the sheath in place, the sheath will move back up the barrel and expose the contaminated sharp. This is not an unusual occurrence particularly in emergency situations where procedures are performed extremely quickly. The Ecomed locking process with the twisting motion ensures the permanent positioning of the protective shield.

     After several challenges and reviews, the U.S. Patent Office issued Patent #5,843,047 to Ecomed for the Safety Syringe. This establishes the Ecomed safety syringe as unique in what is quickly becoming an emerging market. In addition, the patent process provided Ecomed researchers with an in-depth understanding of competing products. As such the intellectual protection is in place assuring EcoMed's differentiated and leadership position in the market into the future. Ecomed has already applied for complete International Patent Protection.


POUCH THERMAL BANDAGE


Product Description

     The Pouch Thermal Bandage system is the only bandage to offer a method of applying heat or cold to wounds while stopping the flow of blood. Available in three sizes, the Pouch also has the potential to ease chronic and acute pain, reduce swelling and enhance the healing process. The Ecomed thermal bandage can also be used to apply different medications through the absorbent pad of the bandage.

     The POUCH Thermal Bandage replaces the multiple layers of bandaging and adhesives presently used to treat injuries, wounds and the results of hospital procedures such as surgeries. The existing treatment procedure requires the application of a compress, adhesives, gel pack wrapped in a covering to protect the skin, and finally, either more adhesives or a tensor bandage to hold the gel pack in place. All of these materials cost marginally more than a Thermal Bandage. More importantly, the existing procedure is at least 300% more costly based on staff time required to apply the dressing and the thermal therapy separately. And it is much more difficult to change the gel pack with the existing procedure.

     The POUCH Thermal Bandage System combines these two treatments into one. Designed with a pocket that enables a hot or cold gel pack to be incorporated right into the bandage, the POUCH is a disposable, self-adhesive, sterile bandage that can be applied to virtually any external anatomical site. The gauze may be treated with antibiotic ointment, antitoxin treated pads, suppuration agents, paraffin dressings or muscular pain relief agents. The POUCH Thermal Bandage System is designed to:

     (1) Control bleeding
     (2) Apply medicated pads to wounds
     (3) Ease chronic & acute pain and alleviate swelling
     (4) Enhance the healing process

     Made of sterile, state-of-the-art materials that allow the maximum absorption of body fluids, the POUCH delivers sufficient tensile strength to control bleeding. The Thermal Gel Pack pocket is insulated to retain the therapeutic temperature of the Pack for longer periods of time.

     Available in a variety of sizes, The POUCH reduces the "handling time" of patients thereby increasing the efficiency of medical personnel and alleviating the stress of a patient in crisis. Whether at an accident site, in the E.R. or on the playing field, The POUCH Thermal Bandage System is a welcome addition to the medical team.

     The POUCH is a device that has the potential to simplify post surgical application of cold therapy to incisions. With the advent of new patented cold packs such as FIRST+ICE, the use of such packs with the POUCH now provide a totally new and cost effective approach to such post-surgical cold therapy.
The Pouch system is the most mature of the product line and is now available for general distribution.


Market

     Ecomed is the exclusive owner of the worldwide rights to a revolutionary "Thermal Bandage" patent, which is the world's first and only simple way to pressure treat injuries while attaching hot/cold therapy and/or applying medication simultaneously.

     Thermal therapies have been used for many years to treat ailments such as sprains, toothaches, headaches, arthritis, bursitis, burns and bleeding. These thermal therapies have included application of warm or cold water directly to a wound as in the case of a hot or cold water bucket or soaked towel, or the use of a hot water bottle or an ice pack or, more recently, the use of packages of heat/cold retaining gels.

     In the case of an open wound, all of these methods require that the wound be dressed with a conventional dressing before the thermal wrap can be applied. This can be time consuming and unnecessarily complicated as two different types of bandages must be used and their respective designs are specific to their own functions and not coordinated to work together to achieve optimum performance. To meet this need, the Thermal Bandage eliminates the use of two different bandages as it effectively combines the dressing and the thermal bandage into one medical device.

     Various methods of securing heat-retaining packages to a body have patent protection in the United States and abroad. However, while such devices effectively hold a heat-retaining package to a body part, none is capable of being applied to an open wound.


Regulatory Approvals

     The Thermal Bandage does not require FDA approval before sales can commence in the United States. However, its manufacturing, sterilization and labeling must meet FDA requirements.

Physical Description

     The Ecomed Thermal Bandage is described in United States
Patent #5,431,622 issued July 11, 1995 as follows:

     "A thermal bandage apparatus for simultaneously dressing and thermally treating a wounded bodily area that includes a fluid absorbent member having a wound contacting surface for absorbing bodily fluids produced by an open wound and holding means adjacent and connected to the fluid absorbent member for holding a thermal medium against the fluid absorbent member such that heat is transferred between the thermal medium against the fluid absorbent member such that heat is transferred between the thermal medium and the open wound by thermal conduction through the fluid absorbent member. There is also disclosed an arrangement for providing a continuous supply of heat or cold to a wound."

     A complete copy of the Ecomed patent for the Thermal Bandage is available upon request.

Intellectual Property Position

     Ecomed has licensed US Patent: Thermal Bandage - United
States Patent # 5,431,622 - July 11, 1995; and additional foreign patents covering over twenty countries, effectively providing tight patent protection in all of the targeted markets.

     We are currently manufacturing the bandage through Halton International, of Delta, British Columbia. The manufacturing facility is in China. Ecomed continues to explore additional manufacturers in various locations to ensure that manufacturing capacity exists at appropriate volumes.

     We have established a distribution network throughout the world through the use of independent distributors and manufacturing representatives. We feel strongly that this is the most effective manner to introduce specialty products into today's health care market. Note that a number of larger medical supply companies are replacing in-house sales forces with similar independent marketing agencies.

Specifically, We have the following arrangements in place or under negotiation:

United States            North East          In Place
                         South East          In Place
                         Midwest             Under Negotiation
                         Central             Under Negotiation
                         North West          In Place
                         South West          In Place

Europe                   UK and Western Europe    In Place

Middle East              Bahrain, Kuwait, Yemen,
                         Qatar, Saudi Arabia,
                         UAE, Oman, Egypt, Greece In Place

Japan                                             In Place

China                                             In Place

Africa                   South of Sahara Desert
                         (including South Africa) In Place

Canada                                            In Place


     OTHER PRODUCTS

Dignity Gown

     As the costs of healthcare have risen, so have the demands for quality customer service from the patients. Everyone at some point has found themselves in an examination room clothed only by a poorly fitting and greatly inadequate gown. These gowns open at the back - even though most examinations are at the front.

     In order to provide a service that is more sensitive to the customers' right to privacy, the patented Dignity Gown is configured in quadrants so that only the specific area under
examination needs to be exposed.   It is this configuration that
differentiates the Dignity Gown from the standard gown currently in use. If need be, the Dignity Gown can be opened fully from the front by simply popping a set of snaps. The Dignity Gown is the patient gown of the future and is currently in distribution.

          Over the last year a number of US States have enacted or tabled legislation that requires hospitals to offer patients the option of a "dignity gown". The terminology is fortunate for our marketing efforts and interest is picking up rapidly.

Patient Turning Aid

     Every year thousands of healthcare providers are injured as they attempt to reposition patients in bed. As well, partially or totally immobilized patients are asked to move around in their bed, which is at best uncomfortable, and at worst, painful.

     The Roller Ruler Patient Turning Aid is a discrete unit made of cotton, nylon and Velcro which is positioned under the patient and sufficiently comfortable to be left in place while the patient is in bed. Through the use of nylon handles, healthcare workers can easily reposition the patient. Once the patient has been rolled onto his side, the Velcro straps can be attached to the side rails of the bed holding the patient in this position while activities such as changing the bed linens are completed by the healthcare worker.

     This product has particular application to chronic care situations such as senior citizen facilities, hospices and home use.

     The Patient Turning Aid is currently in distribution.

DUO-CANE

     This patented product was developed by an Illinois physiotherapist as a way to provide patients with two high quality canes at the price of one quad cane. This cane is comprised of a standard straight cane to which is attached a "detachable" quad base. It is the only convertible product on the market. This product is presently produced in Taiwan and is already being sold through Smith & Nephew and Sammons Preston - two very large distributors of health care products.


Employees

     As of the date of this filing, the Company employs a total of two(2) employees, one (1) being an executive officer. In addition, the Company utilizes the services of consultants in the areas of corporate and financial services, accounting, regulatory processes, investor relations, and sales and marketing. The Company's approach is to contract out most processes and functions to experts as needed. As and if its volume of business increases, the Company plans to significantly expand its operations and, in connection with such operations, will require additional employees.

     (i) The Company's performance is substantially dependent on the performance of its President and Secretary, David Ulis, and its Director, Ronald Pyrozyk. In particular, the Company's success depends upon their ability to develop, design and market the Company's products.

     (ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel, if and when the need for such personnel arises.

     (iii) There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

Risk Factors

     Anticipated Losses for the Foreseeable Future.

     The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales of its products and services, and the possibility of advertising revenues on its website. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in the Company's operating expenses are not accompanied by commensurate increases in revenues, or the Company is unable to adjust its operating expense levels accordingly, the Company may not be able to achieve or sustain profitability. Furthermore, there can be no assurances that the Company's operating losses will not increase in the future or that it can ever achieve or sustain profitability.


     Potential Fluctuations in Operating Results; Quarterly
Fluctuations.

     The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control, including but not limited to operational vulnerability to damage or interruption due to earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events, as well as changes in the competitive environment. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing (e.g., increase/reduction in rates for EcoMed Corporation products), marketing decisions (e.g., increase/reduction in advertising) or acquisitions (e.g., acquisition of competitors) that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition. In particular, in order to accelerate the promotion of EcoMed Corporation, the Company intends to market its products, which may have a negative impact on the Company's operating results for that period, especially if the marketing efforts do not yield positive results. The Company does not believe that it will experience seasonality in its business.


     Risks Associated With New Products.

     There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new product or service launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional financial and operational resources. The lack of market acceptance of the Company's products and services could result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.


     Effect of Existing or Probable Government Regulations.


     Existing regulations govern the operations of the Company's business and the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose new regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Changes to existing laws or the passage of new legislation could create uncertainty in the marketplace that could reduce demand for the products of the Company or increase the cost of doing business as a result of litigation costs or increased product delivery costs, or could in some other manner have a detrimental effect on the Company's business, results of operations and financial condition. In addition, because the Company's products will be distributed worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in particular states or foreign countries.

     It is possible that a number of laws and regulations may be adopted covering issues such as user privacy, pricing, content and quality of products and services, taxation, advertising, and intellectual property rights. The adoption of new laws or the application of existing laws may decrease the growth in the use of our products, which could in turn decrease the demand for our products, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.


     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
               OPERATION.

     (a) Plan of Operation.

     Overview

     It's a dangerous world out there, and already fundamental changes are taking place in healthcare of a magnitude at least as great as the managed care experience of the last decade in the United States. Patients are living longer straining already struggling systems; cost pressures continue to intensify; and a new generation of infectious diseases exposes health care workers to ever increasing danger, all the while dealing with a patient clientele with growing expectations of customer service. Add to that a growing regulatory and legislative move to provide better healthcare worker safety to deal with the 300 workers that are dying every year in the United States as a result of needle stick injuries.

     Ecomed places itself front and center in meeting the challenges to suppliers to this industry. Its products address issues of: cost, by ensuring simplicity of design and efficient distribution with low overheads; of value by dealing with the safety issues with innovative products geared at protecting health care workers; and customer service by providing cost effective products that improve patient care.

     Ecomed operates in competitive markets. We are well positioned to compete successfully because our products:

     (1) Are least cost alternatives
     (2) Provide reliable improvement to the delivery of the healthcare service
     (3) Use entrepreneurial distribution networks

Projected availability of our products:

     Product                  Target Market Date
     Thermal Bandage          Available
     Safety Syringe           4th Quarter, 2001
     Dignity Gown             Available
     Patient Turning Device   Available
     DUO-CANE                 Available


     Marketing Plan

     The foundations of the Company initially will be the Thermal Bandage and Safety Syringe. With the Thermal Bandage's current availability, it will be the initial large volume product for EcoMed. Then as the Thermal Bandage becomes established, the Safety Syringe will follow as the next large volume product, actually eclipsing the bandage in terms of importance in Year 4 of the plan.

     Although not included in this plan, we intend to monitor market and competitor developments for opportunities for strategic acquisitions. We see an opportunity in carefully selected companies that meet the following criteria:

     (1) Single product companies
     (2) Small market capitalization
     (3) Low amount or discrete levels of integration from manufacturing through distribution
     (4) Positive cash flow, either currently or through financial or operational restructuring

Acquisition transactions would be structured by the following guidelines:

     (1) Share exchange (allows target management and shareholders to participate in the success of post-acquisition entity)
     (2) Minimal cash
     (3) Debt issuance (but only to the extent the target's free cash flow supports servicing)

     While these are stringent criteria, we feel that such quality opportunities are available, that applied leverage would provide compelling value propositions, while enhancing our capital structure for existing shareholders. In fact, we have been approached by several companies that meet these criteria and could easily add at least three more product lines.

     Plan Structure

     In assessing the viability of EcoMed, we have developed a detailed five-year financial plan. It is our opinion that this represents conservative estimates on the basis of the following:

     (1) Sales volumes for each product represent market shares in the 1-5% range
     (2) There is no consideration for additional products beyond the five already identified, nor impacts of acquisitions
     (3) Direct cost estimates are based on initial lower volumes and do not reflect economies of larger volume production
     (4) Share valuations are based on constant 10 time's earnings, reflecting half of current market averages.




Key financial highlights are summarized below:
(all amounts in '000s of US$)           Year 1    Year 2    Year 3    Year 4    Year 5

Sales
     Thermal Bandage                    7,400     33,600    54,000    75,000    100,000
     Safety Syringe                     1,250      7,500    25,000    62,500    125,000
     Other Products                       800      6,600    10,700    22,000     28,600
Total Sales                             9,450     47,700    89,700   158,500    253,600
Gross Margin                            4,726     24,800    46,998    84,419    136,199

Net Income (after tax)                  1,633     9,162     18,374    34,641    57,720

EPS (after tax)                          0.11       0.62      1.25      2.36       3.93
Share Value                              1.11       6.23     12.50     23.57      39.27

Gross Margin                              50%        52%       52%       53%        54%
Net Income as a % sales                   17%        19%       20%       22%        23%

Cash beginning of year                    311      9,221    20,720    44,205     86,335
Financing Activity                      6,000
Cash end of year                        6,311      9,221    20,720    44,205     86,335






     TURTLENECK SAFETY SYRINGE

Target Markets

     According to the U.S. Center for Disease Control, there are roughly 12 billion injections delivered in the world each year, and 800,000 to 1,000,000 accidental needle sticks in the United States alone. Liability awards are in the millions of dollars. From a human perspective, the impact to the healthcare workers, which depending on the type of infection, varies from inconvenience to life altering to life threatening. From a business perspective, the U.S. healthcare industry is spending over $2 billion in immunizing where possible, and treating as required, injured healthcare staff.

     In assessing the market potential of this product, the following facts are considered:

     (1) There are approximately 1 billion injections delivered by some form of syringe in the United States each year;
     (2) That all injections represent a risk of accidental sticking to healthcare workers;
     (3) That the cost of not protecting the healthcare worker is greater than the cost of protecting them; and
     (4) That international and domestic political pressure will grow as the risks and infection rates become better known.

     As such, the industry will move fairly rapidly to a standard of safety syringes (i.e. eliminating traditional syringes). In moving to the standard, the industry will focus on the most effective method of providing the protection. Our patented safety syringe product is that most effective method. In addition, compared to technology currently on the market, our TURTLENECK syringe is the most cost effective. Due to the "commodity" and ubiquitous nature of this product as its utility "pulls" demand through the market, the penetration rates into the market will be high. That being said, sales projections are conservative reflecting the fact this is the introduction of a new product, and that it is a very competitive market segment.

                    Year 1         Year 2         Year 3        Year 4         Year 5

Injections in   1,000,000,000  1,000,000,000  1,000,000,000 1,000,000,000  1,000,000,000
The U.S.

Injections in
rest of world (1)     -        1,000,000,000  4,000,000,000 7,500,000,000  10,000,000,000

Market share
(U.S.)              1.00%          2.00%           5.00%         10.00%        20.00%

Market share
(Rest of World)       -            1.00%           1.25%          2.00%         3.00%

Units Sold        10,000,000     30,000,000     100,000,000    250,000,000   500,000,000

(1)  Represents injections in developed/developing counties.


In terms of available estimates on global spending on disposable syringes, EcoMed's market share is estimated as follows (unless otherwise indicated all amounts are in millions):
                                   Year 1              Year 2              Year 3

World-wide spending estimates      2,369.0             2,494.0             2,621.0
Ecomed project sales               1.3                 7.5                 25.0
Market Share (percentage)          0.05%               0.30%               0.95%

     Undoubtedly, with such a huge market potential, competition will be fierce, and larger market players will react in a manner to preserve their position. As such, it is EcoMed's intent, if the opportunity arises, to take advantage of that situation by aligning itself as the supplier of safety syringes to one of the major players. Ecomed is also in discussions with some of the other new entrants to the market for potential alliances, in particular with "retractable technology" based companies.
Through the strength of the patent and the differentiation of the product, the Company is confident that it can offer a compelling value proposition to such an organization while preserving an adequate rate of return for EcoMed.

Competition

     The industry is responding at a number of different levels.
This includes large corporations and entrepreneurs starting
"single" product companies to exploit this explosive opportunity.
Examples of each follows:

     Becton Dickinson

     This medical product supplier has available variety of safety syringes, of both the sheathed and retractable variety. (E.g., B-D SafetyGlideTM, and B-D SafetyLokTM). Both are currently priced uncompetitively, with the retractable version suffering from the reliability issues previously discussed while the sheathed version requires additional steps in the injection process, thereby increasing the risk that the sheathing mechanism either descends accidentally, or does not stay in place post-injection.

     Kendall

     Kendall has recently purchased the MonojectR safety syringe technology from Sherwood, Davis & Geck. Monoject safety syringes are sheathed, but lack EcoMed's patented Lock-Slide-Lock technology, requiring the healthcare provider to hold the sheath in position during injection. Failure to do so may result in the sheath descending prematurely, which requires the health care provider to use a hand to move the sheath back into place. As this motion not only interrupts the regular injection process but it potentially requires the health care provider to move their hand closer to the exposed and contaminated end of the syringe. Kendall's acquisition of this technology is an interesting comment on recognition of the market potential of safety syringes.

     New Medical Technology (NMT)

     NMT, a start-up company based in Scotland, is introducing its Zero-Stik retractable safety syringe, which while it is presented as more reliable than other versions, it remains prohibitively expensive compared to other technologies.

     Retractable Technologies

     Another single product start-up company, based in Texas, has introduced another retractable safety syringe. Again they find themselves uncompetitive from a pricing perspective. They are, however, investing significantly in a public relations campaign aimed at increasing public awareness of the problem of accidental sticks, and the need for regulatory action.


Contacts by Competitors

     Since the issuance of the Patent, we have been contacted concerning possible partnerships by B&D, Kendall, and Johnson & Johnson [J&J are apparently considering a run at the safety syringe market]. The Patent and other background information has been provided to each company.


Status

     Ecomed has been issued a patent on the TURTLENECK Safety Syringe from the U.S. Patent Office. International application is already underway and the search report from the European Patent Office (acting as the international searching authority of the PCT) has been received and responded to. There are no significant patent challenges to be overcome based on analysis of this search report. During the U.S. application process, a number of challenges to EcoMed's technology were filed, which were all successfully defended, clearly establishing our syringe as unique and state-of-the-art in terms of safety syringe technology. Its simplicity of design and use also positions it well in this developing market.

The next steps in getting this product to market include:

     (1) Prototyping to finalize manufacturing specifications
     (2) Production of sufficient prototypes to permit completion of regulatory requirements
     (3) Implement volume manufacturing capability
     (4) Development of syringe marketing program and collateral
     (5) Introduction of syringe to the market place


Note: "Monoject" is a registered trademark of Sherwood, Davis &
      Geck, Inc.
      "Zero-Stik" is a registered trademark of NMT Group PLC.
      "B-D SafetyGlide" and "B-D SafetyLok" are trademarks of Becton Dickinson and Company.

     POUCH THERMAL BANDAGE

Target Markets

     North American Markets

     Ecomed has introduced the Thermal Bandage to numerous practicing doctors and nurses with exceptionally positive responses. Letters of testimony are available for review. This revolutionary wound and muscular distress treatment system can be applied to external body sites of virtually all descriptions.

     There are approximately 5.3 billion individuals in the world of whom Ecomed estimates some 900 million or about 16% fall within criteria (annual % injured having surgery/procedure) qualifying them as potential users of the Thermal Bandage for one or more of the following purposes:

   A. Pain Relief and Healing Enhancement:
     (1) Relief from acute or chronic pain cause by
          (a) Inflammatory and non-inflammatory arthritis, fibrosis and other muscular disorders; hip and knee replacement surgery; and postoperative swelling
          (b) Relief from psychiatric tension disorders such as stiff necks, muscle complaints, and headaches, including those which are associated with electroconvulsive therapy
     (2) Pain and swelling alleviation for
          (a) muscle and sports injuries
          (b) use with general chiropractic procedures

   B. Trauma Alleviation
     (1) Ambulance, emergency room and first aid uses
          (a) Wound therapy
          (b) Burns
          (c) Sprains
          (d) Bruises and hematomas

   C. Suppuration Time Improvement
     (1) Treatment improvement for affected tissue when used with heat and in combination with moist saline soaks

   D. Post Surgical incision cover and cold therapy


     Hospitals, military hospitals, sports industries, first aid kit manufacturers, retail sales outlets (drugstores, pharmacies, etc.), doctors' offices and clinics form the primary marketing targets throughout the world. Further, veterinary applications also represent an interesting market for the Thermal Bandage with treatment and cost improvements paralleling those achieved in human applications.

     The 900 million potential Thermal Bandage users form the basic market pool. With the help of statistics gathered from the United States Center for Disease Control, Ecomed has identified the actual number of injuries and surgeries/procedures which require the use of a Thermal Bandage/Applicator, per 100 people. This equates to 99.3 million actual US and Canadian injuries and operations/procedures which will be treated in North American Hospitals for which the Thermal Bandage would be indicated.

     We are fortunate that our primary targeted market is a captured segment in that the potential users are clearly identified and quantified in highly reliable US Centers for Disease Control documentation and statistics. The calculations shown below delineate the portion of the market that is readily accessible through common hospital admissions.


                  Total USA & Canada Potential
             Users of Ecomed Thermal Bandage System
                    (Hospital Treated Only)
                              1995

I. Injuries for which EcoMed's Thermal Bandage would be indicated, per 100 people, per year.

Injury Type                                  No. Per 100

Fractures/Dislocations                            3.0
Sprains/Strains                                   5.5
Open Wounds/Lacerations                           4.2
Contusions                                        4.7
Other & Burns                                     6.5
Acute Musculoskeletal                             3.5
Total per 100 persons per year                    27.4

27.4 injuries per 100              = 274,000 per million people
1990 U.S. Population               = 249 million
Total Potential Injury users       = 68.2 million in USA
Canada (statistically 10% of US)   =  6.8 million in Canada
Total Potential                    = 75.0 million combined


II. Surgeries/Procedures for which EcoMed's Thermal Bandage would be indicated in US per year (in thousands).

Operations on the eye                             283
Operations on the ear                             80
Operations on the nose, mouth, pharynx            394
Tonsillectomy                                     51
Coronary artery bypass graft                      501
Shunt or vascular bypass                          175
Operations on Cardiovascular system               4,653
Partial excision of Large Intestine               198
Appendectomy, excluding incidental                280
Repair of inguinal Hernia                         98
Operations on male genital organs                 400
Prostatectomy                                     263
Operations on female genital organs               2,106
Hysterectomy                                      556
Cesarean section                                  858
Repair of current obstetric laceration            910
Operations on musculaskeletal system              3,167
Partial excision of bone                          238
Open reduction of fracture w/internal fixation    399
Total Hip Replacement                             124
Total Knee Replacement                            209
Operations on integumentary system                1,313
Mastectomy                                        108
Debridement of wound, infection or Burn           327
Skin graft                                        109

Total                                             17,800

Estimated Canadian instances
(statistically 10% of US)                         1,780

Total Estimated North American Potential Users
(Hospitals) 1995                                  94,629

     The above 94.6 million injuries/operations/procedures ("iops") for which the Thermal Bandage would be indicated, when equated to the 1.4 million plus North American Hospital beds provides a total of approximately 70 iops per bed per year in North America. EcoMed's initial marketing effort will be concentrated on the hospital industry that offers the greatest potential for immediate large volume sales. By adding normal population growth to the US Centers for Disease Control statistics, there will be almost 100 million iops for which the Thermal Bandage would be indicated in Year 1. This forms the basis of the revenue projections.

     We expect to achieve a 5% capture/penetration rate of only the 99.3 million North American projected injuries/operations/procedures identified for which the Thermal Bandage would be indicated (i.e. the hospital segment only). Accordingly, our projections do not include any penetration of the "non-hospital remainder" of the very broad total bandage market.

     To develop a potential global market size for human applications, we have estimated the potential annual usage rate for the Thermal Bandage by 224.7 million potential individual users at an estimated rate of one per person. This estimate projects a market size in which the Thermal Bandage is employed in all instances where it could provide treatment advantage. Ecomed has divided the following target market segments:


Market Segment IA - all US and Canadian hospitals.

Market Segment IB - all international hospitals.

Market Segment II - US and all international military hospitals, sports medical industries, first aid kit manufacturers, veterinary hospitals and clinics, retail outlets, drug stores and pharmacies.

     The world medical supply industry has been separated as indicated above not only to provide clear targets, but also to allow for specialized, tailored and streamlined sales efforts.

Market Segment I
Potential Patients (in millions)
                              Year 1    Year 2    Year 3    Year 4    Year 5
US & Canada                   99.3      104.3     109.5     114.9     120.6
International                 50.5      53.0      55.7      58.5      61.3
Total Potential Patients      149.8     157.3     165.2     173.4     181.9

Market Segment II
Potential Users (in millions)

                              Year 1    Year 2    Year 3    Year 4    Year 5
US & Canada                   49.7      52.1      54.7      57.4      60.3
International                 25.2      26.5      27.8      29.2      30.7
Total Potential Patients      74.9      78.6      82.5      86.6      91.0

Total Market

                              Year 1    Year 2    Year 3    Year 4    Year 5
Segments I & II               224.7     235.9     247.7     260.0     272.9






World and Other Markets

     The international hospital market is made up of hospitals in countries in which the Thermal Bandage is patented. The combined hospital beds total 12,539,546. International hospitals contain a mix of "high tech" progressive Western European hospitals and "low tech" Eastern European, African and Asian hospitals. Ecomed has therefore reduced the number of incidences per hospital bed to 4 with a capture rate of 5% of the specifically outlined Market Segment I B (see above), resulting in $6.2 million in Year 2 gross sales. This is the first year of the international hospital sales for the purpose of this business plan. Ecomed fully intends to aggressively penetrate this market in Year 1 yet wishes to remain conservative in its projections.

     The remaining markets for the Thermal Bandage consist of US and all international military hospitals, veterinary hospitals and clinics, sports industries, first aid kit manufacturers, retail, drug stores and pharmacies. Again, to remain conservative, Ecomed has downsized this vast market to equal approximately one half of the above two markets combined. This is due primarily to portions of this market being unprovable.

     By the year 2006, Ecomed fully expects total world Thermal Bandage sales to reach $68 million or just under 10% of the $700 million total previously identified Markets I A, I B and II, potential on a conservative basis. The Ecomed Thermal Bandage will enjoy "first one and only one" status for a number of years, which allows better than normal market penetration rates.

     We believe these revenue projections to be conservative in that they are based on an assumption of only one (1) use of one
(1) Thermal Bandage per person per injury or procedure. The actual usage by one patient or user for an open wound is expected to require a number of bandages over a period of days or weeks. Each injury/operation/procedure is likely to require more than one Thermal Bandage.

     The 272.9 million potential bandage users projected for Year
5 would, of course, be tripled if the average number of bandages used per patient equals three (3).


Competition

     Under unique and comprehensive patent protection, Ecomed has combined two previously separate and primary medical applications in its wound treatment and healing system. To effect the same results medical practitioners now must use a separate product for each function: one product would be a basic pressure bandage and the other would be a thermal (heat or cold) applicator. The Thermal Bandage is also applicable for the extra function of applying selected topical agents (i.e., salves, soaks, or antibiotic, pharmaceuticals, etc.).

The North American bandage or thermal applicator competitors are:

     3M Corporation - Health Care Products Division

     Manufactures a "hot/cold pack" plastic gel pack only. This pack offers no method or means of holding the pack to the patient. A nurse must hold it in place after being wrapped in a towel. No insulation to prolong thermal delivery time is provided, as is the case with the Ecomed Thermal Bandage.

     Champion Airway Surgical Appliances Ltd.

     Manufactures a smaller plastic gel pack only. This pack also does not offer any means of holding to a patient, and no insulation.

     Becton Dickinson (under the "Tensor" name)

     Manufactures a fabric covered plastic gel pack along with an elastic device for holding its gel pack to a patient; however, it has no insulation to prolong thermal delivery time, nor any topical agent or wound dressing capability.

     Johnson & Johnson

     Manufactures a standard, traditional pressure dressing which offers no means to hold it to a patient; it must be taped, and has no thermal capabilities.

     Kendall

     Manufactures a standard, traditional pressure dressing.
These dressings also must be taped to a patient and have no thermal delivery ability.

     These major manufacturers also dominate much of the international market, yet none manufactures a combination thermal bandage which provides wound dressing, topical agent application and prolonged thermal delivery.

Competitive Assessment

     EcoMed's largest market over the near term (next several years) is expected to be the Thermal Bandage market. The market's sub-components (bandages and thermal applicators) are dominated by very large and long established companies, especially in the advanced, developed economies.

     The versatility, comfort, and safety offered by the Thermal
Bandage have been recognized and validated through actual hands-on use by medical professionals. Also, economic performance of the Thermal Bandage is attractive to the strategic partners who will provide distribution services to end customers.

     Ecomed feels that the timesaving advantages of the Thermal Bandage will have a positive impact on the usage factors. The "holding time" for clinical staff (holding soaks, or medicated pads to wounds, etc.) will be greatly reduced by the unique adhesion design of the Thermal Bandage in conjunction with its thermal and medication application functions. Less hands on time by the treating professional results in more productive use of the staff's time in the clinical setting.

     We believe that the Thermal Bandage's performance and economic advantages will enable the Company to achieve a leading position in its markets which, in the initial phases of product introduction, are expected to be in the North American and international hospitals of high standing.

     We intend also to achieve a leading position in developing markets where competition is less entrenched and local distribution for the Company's products can be arranged on mutually attractive conditions.

     The Thermal Bandage technology offers several unique and proprietary features distinguishing it from either bandages or thermal applicators currently on the market.

The most important of these features from a user/competitive perspective is:

     The integration of the functionality of a bandage with that of a thermal applicator.

The following aspects of the Thermal Bandage's patented design account for its versatility, comfort, and safety:

     (1) Versatility - the Thermal Bandage can be readily applied to any external anatomical site, thereby providing treatment for wounds, and for aches and pains in locations which are awkward for treatment by conventional dressings.

     (2) The Thermal Bandage, unlike combinations of conventional dressings and thermal applicators, provides a much stronger sense of security and comfort.

     (3) Safety - the Thermal Bandage's design makes it more secure and more readily adjusted to fit the special circumstances of each situation, thereby promoting safety.

     (4) Durability of material - material selection allows sufficient tensile strength ideal for use as a pressure dressing to control bleeding.

     (5) Absorption ability - contact surface chosen allows maximum absorption of body fluids. Pocket material chosen allows for sustained Thermal Value for extended periods.

     (6) Sterile - single use presentation.

     We have contacted many medical practitioners with very favorable results. Ecomed has supplied samples of the Thermal Bandage that were actually used by these practitioners in real hospital situations. The following words and phrases can summarize the results of these preliminary experiences:

     willingness to try (low barrier to entry);
     surprise at ease of use;
     neat combination of a wound dressing/bandage and thermal applicator nothing else like it.


Status

     The Thermal Bandage product line is expected to be an important source of revenue particularly in the near term. This basic single pocket thermal and medical applicator is expected to perform in a manner which results in accelerating usage for the previously outlined surgeries and procedures for the hospital market.

Phase I - this phase focuses on the basic Thermal Bandage product, i.e. the standard sized bandage with a single pocket to hold the thermal applicator. The key element of this phase is the development of strategic partners to provide the distribution services needed to rapidly penetrate North American and international markets with emphasis on the hospital market and the developing world.

Phase II - the Thermal Bandage will be produced in varying sizes and multiple pockets.

Phase III - the Thermal Bandage will be produced in models allowing for circulation of heating/cooling fluid maintaining a constant temperature gradient between the patient and the bandage.

     Ecomed is also implementing distribution through an Internet based Group Purchasing Organization (GPO). Finally, Ecomed has been advised by a U.S. based nationwide supplier, that our products will be listed in their new catalogues. This is Dynamed Inc., a supplier of emergency medical equipment and supplies.

     (b) Management's Discussion and Analysis of Financial
         Condition and Results of Operations.

Overview

     Ecomed Corporation is a development stage company incorporated in the State of Nevada, with introductory level sales of its initial product line, the Thermal Bandage. From the inception of EcoMed, Inc., in early 1997, the Company has incurred ongoing outlays from operations. EcoMed's focus has been on the acquisition and development of the Thermal Bandage, and more recently the Safety Syringe.

     In September of 2000, EcoMed, Inc., a Washington State Company, merged with GAIA Explorations, Inc., a Nevada Corporation. Gaia was trading on the "Pink Sheets" at the time of the merger. Appropriate SEC Filings are underway to provide a vehicle for the new merged company to trade with a valuation that reflects the value of the combined assets of the company.

     To date, the Company has received minimal revenues from product sales, but anticipates significant product sales following completion of its funding. This funding is intended to result in increased marketing resources, an increased direct sales force and foreign representative cadre, the enlargement of US market coverage, and the commencement of sales and distribution agreements.


Proposition to Investors

     Ecomed is at a stage in its development whereby it has been able to establish patent protection and is ready for distribution from reliable manufacturing sources for the Thermal Bandage, and a number of other smaller volume medical products. Ecomed is completing the international patent protection for the Safety Syringe and initiating the development of manufacturing and distribution channels. The investment would supply Ecomed with the capital required to accelerate current business operations, in particular in terms of access to market, and the creation of delivery capability to the order of magnitude required to compete in its chosen markets. Use of the proceeds is focused on rapid market development through aggressive advertising and promotion, bringing the syringe through the various regulatory and manufacturing stages of readiness to a "distribution-ready" state, and building the management and sales teams and supporting staff necessary to execute the plan.

     The proceeds are sufficient to weather unforeseen obstacles through an allocation of contingency funding. As well, it provides an adequate level of working capital for financing the growing business.

Future Liquidity and Capital Requirements

     We expect to use the proceeds of its current funding program for sales and marketing efforts, increasing funding for research and development, as well as for working capital and general corporate purposes. A portion of the proceeds may be used for investments in or acquisitions of complementary products, technologies or businesses, although the impacts of such acquisitions are not reflected in any projections.

     In the event sales move quickly, these funds will be allocated to the accelerated development of the company's products and for the acquisition of additional product rights. Pending use of the proceeds as described above, the net proceeds will be invested in bank deposits and short term, investment grade securities, including government obligations and money market instruments.

     Although we believe the net equity proceeds of its current funding program will support operations and planned capital expenditures until the achievement of positive cash flow, the Company's future liquidity and capital requirements will depend on numerous factors, including:

     (1) Market demand for its products
     (2) Expansion of its sales and marketing network
     (3) Establishment of effective distribution agreements in the international markets
     (4) Regulatory actions by the FDA and/or other regulatory bodies
     (5) Intellectual property protection

There can be no assurance that developments with respect to the foregoing factors, or other factors not mentioned here, will not result in a need to raise additional capital or that such capital will be available on acceptable terms, if at all.


Financial Projections

     The Company's financial projections cover the Thermal Bandage line of products currently in distribution, the Safety Syringe introduction in the latter part of 2001, and additional lower volume products either already acquired, or in development and approaching market readiness, and products under license which will utilize EcoMed's sales force and distribution channels. The projections are based on available information, conservative-pricing assumptions and management's best estimates of the costs required to achieve the Company's overall financial objectives.

Unit Sales Forecasts

     The unit sales forecast used in this overview is summarized as follows. More detailed projective information on a per product basis is available in the "Product Reviews" section:



                                      Sales Forecast
                           Unit Summary (in Thousands of Units)
                         Year 1    Year 2     Year 3    Year 4    Year 5

Thermal Bandage          3,700     16,800     27,000    37,500    50,000
Safety Syringe           5,000     30,000    100,000   250,000   500,000
Dignity Gown               100        300        600     1,000     1,300
Duo Cane                    50      1,000      1,500     3,000     4,000
Patient Turning Aid         30         50        100       200       300


Review of the unit sales forecasts will show that these quantities are very conservative considering the market potential.










Projected Income Statement

Using the "Unit Sales Forecasts" and management's assumptions and estimates with regard to pricing and costs, the following Pro-forma Income Statement reflects the expected Sales
and Profit performance.   Detailed assumptions follow.

                             5 Year Pro-forma Income Statement
(all amounts in '000s of US$)      Year 1    Year 2    Year 3    Year 4    Year 5

Sales
     Thermal Bandage               7,400     33,600    54,000     75,000   100,000
     Safety Syringe                1,250      7,500    25,000     62,500   125,000
     Other Products                  800      6,600    10,700     21,000    28,600
Total Sales                        9,450     47,700    89,700    158,500   253,600

Cost of Sales
     Thermal Bandage               3,700     16,800    27,000    37,500     50,000
     Safety Syringe                  550      3,300    11,000    27,500     55,000
     Other Products                  474      2,800     4,702     9,081     12,401
Total Cost of Sales                4,724     22,900    42,702    74,081    117,401

Gross Margin                       4,726     24,800    46,998    84,419    136,199

Expenses
     Selling General &
      Administration               2,710     10,743    18,789    31,381     48,578
     Patent Costs                     26        277       403       780      1,031
Total Expenses                     2,736     11,021    19,192    32,161     49,609

Earnings Before Interest
& Taxes (EBIT)                     1,991     13,780    27,806    52,258     86,590

Interest (earned)                             (316)      (461)    (1,036)   (2,210)
Taxes                                358     4,933      9,893     18,653    31,080

Net Income                         1,633     9,162     18,374     34,641    57,720

Shares outstanding                14,700    14,700     14,700     14,700    14,700
EPS                                 0.11      0.62       1.25       2.36      3.93
P/E                                   10        10         10         10        10
Share Value                         1.11      6.23      12.50      23.57     39.27

Gross Margin                         50%       52%        52%        53%       54%
SGA as a % sales                     29%       23%        21%        20%       19%
Net Income as a % sales              17%       19%        20%        22%       23%


Assumptions:
1)   Gross margin calculations and Patent cost details are stated in the "Products Review"
     section.
2)   Selling, General and Administrative cost assumptions are as follows (unless otherwise indicated, all amounts escalate by 5% per annum):

     Salaries       Management group growing to 6 executives with support staff
     Fringe         Calculated at 25% of salary cost
     Rent           Assumes 10' x 15' assignment per employee, doubled for common areas
     Equipment      $500 per person to cover computers, photocopy, etc.; non-escalating
     Telephone      Includes facsimile, allocated per mix of headcount
     Travel         $4000/month per executive
     Maintenance    Miscellaneous item
     Insurance      Comprehensive coverage including fire, theft, liability, key man, product liability, patent infringement, business interruption, etc.;
                    calculated @ $1.00/$1,000 of sales; escalates with sales growth
     Memberships    Annual allocation
     Supplies       Miscellaneous item
     Advertising    Includes promotion, estimated at 7% of sales, escalates with sales growth
     Trade Shows    Annual allocation
     Legal          General legal support
     R&D            Estimated at 10% of sales, and treated as a period expense (i.e. no capitalization and subsequent period amortization)
     Contingency    Set at 5% of total expenses

3) Interest is calculated at 5% of previous year's ending cash balances.
4) P/E ratio is 10, and remains constant over 5 years.


                                  Projected Balance Sheet
(all amounts in '000s of US$)      Year 1    Year 2    Year 3    Year 4    Year 5

Assets
     Current Assets
          Cash                     6,311      9,221    20,720    44,205     86,335
          Accounts Receivable      1,165      5,881    11,059    19,541     31,266
          Inventory                  776      3,764     7,020    12,178     19,299
          Other Current Assets        48         90       159       254        559
     Total Current Assets          8,300     18,956    38,957    76,178    137,459

     Fixed Assets                      2          2         2         2          2

     Other Assets                     63         63        63        63         63

Total Assets                       8,365     19,021    39,022    76,243    137,524


     Liabilities
          Current Liabilities        388      1,882     3,510     6,089      9,649
          Long Term Debt               0          0         0         0         -0

     Total Liabilities               388      1,882     3,510     6,089      9,649

     Equity
          Capital                  7,313      7,313     7,313     7,313      7,313
          Retained Earnings          664      9,826    28,200    62,841    120,561

     Total Equity                  7,977     17,139    35,513    70,154    127,874

Total Liabilities and
Shareholder's Equity               8,365     19,021    39,022    76,243    137,524

          Current Ratio            21.38      10.07     11.10     12.51      14.25
          Equity/Assets              95%        90%       91%       92%        93%
          Return on Equity           20%        53%       52%       49%        45%



Assumptions:

Cash                Reflect net change in cash flows from Cash Flow Statement (see subsequent statement)
Accounts Receivable 45 days sales outstanding (i.e. average collection terms are 45 days)
Inventory           60 days sales outstanding (i.e. average product takes 60 days to sell from the time when product is paid for)
Prepaid             Prepayment of insurance costs for the subsequent year
Fixed Assets        Assumes all equipment acquired through operating lease and included in
                    SG&A expense line item
Product Development Year 1; 4% of sales reflecting development already done on initial products; Year 2 and beyond assumes 10% of sales
Other               Collection during Year 1 of miscellaneous receivable
Accounts Payable    30 days of cost of sales (i.e. suppliers are paid on 30 day terms)
Long Term Debt      No requirement foreseen, therefore none projected
Equity              Reflects no additions to capital
                    Retained Earnings adjusted annually for after tax profit
                    No dividend payments are forecasted, with cash being accumulated to fund growth


                               Projected Cash Flow Statement

Corresponding to the previously presented Income Statement and Balance Sheet, the projected Cash Flow Statement follows:

                           5-year Pro-forma Cash Flow Statement
(all amounts in '000s of US$)           Year 1    Year 2    Year 3    Year 4    Year 5

Operations

     Net Income                          1,633     9,162     18,374    34,641    57,720

     Adjustments for non-cash items
     Changes in assets and liabilities
          Accounts Receivable           (1,136)   (4,716)   (5,178)   (8,482)   (11,725)
          Inventory                       (728)   (2,988)   (3,255)   (5,158)    (7,121)
          Other Current Assets             (32)      (42)      (69)      (95)      (305)
          Other Assets                      96
          Accounts Payable                 388     1,494     1,628     2,579      3,561
          Accrued Liabilities              (61)

Net cash provided by
(used in) operations                       160     2,910    11,499    23,485     42,130

Financing                                6,000

Net change in cash                       6,160     2,910    11,499    23,485     42,130

Cash beginning of year                     151     6,311     9,221    20,720     44,205

Cash end of year                         6,311     9,221    20,720    44,205     86,335


     ITEM 3.   DESCRIPTION OF PROPERTY.

     In May 1997, the Company established its corporate office and product commercialization facilities at 3873 Airport Way, P.O. Box 9754, Bellingham, WA, 98227-9754.

     In March 1998, the Company relocated its corporate office to 220 West Champion St, Suite 260, Bellingham, WA 98225. The location at 3873 Airport Way continues to serve as EcoMed's warehousing facility.

     We believe that our properties are in good condition. Our insurance needs arise from the (1) personal, (2) physical
[facilities & equipment], and (3) corporate liability [product, officers and board] areas which are reviewed and updated periodically.



     ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
               AND MANAGEMENT.

     The table below identifies any individual (including any "group") who is known to the Company to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities. The table also sets forth the ownership by all directors and nominees of the Company, each of the named executive officers of the Company, and all directors and executive officers of the registrant as a group.

Title of       Name and address              Amount and nature   Percentage
class          of beneficial                 of beneficial       of class
               Owner                         ownership


Common         David Ulis                      687,306            4.0%
               14727 Thrift Avenue
               White Rock, BC, Canada V4B 2J5

Common         Ronald Pyrozyk                1,764,196           10.1%
               716 Winnipeg Street
               Penticton, BC, Canada V2A 5N3

Common         Steve Sharp                   1,831,600           10.5%
               204-9908 Gordon Ave
               Fort McMurray, Alberta,
               Canada T9H 2E2

Common         Cede & Co                       970,000            5.6%
               Box 20 Bowling Green Station
               New York, NY 10004

Common         All Executive Officers
               & Directors as a Group
                (two persons)                2,451,502           14.1%



     There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Company. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.


     ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
               PERSONS.

     (a) Directors and Executive Officers:

     David Ulis, 53, President, Secretary and Director, was President and Founder of Ulis Transformation Solutions before he joined EcoMed. He is a global executive experienced in mergers and acquisitions, business process engineering, marketing management, business development, strategic planning, sales, project management, negotiations, reorganization and restructuring. He was the project manager for a variety of major initiatives such as the merger of two large telecommunications companies, IT partnership of two North American railroads, re-engineering the International Organization on Migration in Geneva, Switzerland, during which time he dramatically streamlined and re-organized the business.

     In addition, Mr. Ulis was Corporate Vice President, Quality and Process Management of SHL Systemhouse Inc., the systems integration division of MCI, and Director General, Income Security Programs Branch, Health and Welfare Canada, where he successfully completed a multi-million dollar engineering project to improve efficiency and effectiveness of services to the Program's 9 million beneficiaries. This was one of the largest projects ever undertaken by the Canadian government. Mr. Ulis was Director of the $2 billion Disability Operations Division of the Canada Pension Plan and past Director, Policy, Planning and Review, Indian and Northern Health Services.

     Mr. Ulis has twice generated extraordinary, multi-billion dollar savings on major projects by redesign of the various required delivery processes.

     Mr. Ulis is fluent in English and basic French and holds a Bachelors of Science(Cum Laude) in Community Health from the University of Illinois, Urbana, Illinois, and holds a Masters Degree in Health Care Administration and Education from the University of California, Berkeley, California. Mr. Ulis holds dual citizenship of the US and Canada.

     Ronald Pyrozyk, 45, Director, is a graduate of Winnipeg
University and Selkirk Mental Health Center. Mr. Pyrozyk is a practicing registered psychiatric nurse with continuing psychiatric nursing education.

     Mr. Pyrozyk has been associated with the Psychiatric Services of Penticton Regional Hospital since 1978, providing acute care and administration of hospital sponsored outpatient programs. During this time he developed a data based personal computer program for cost effective management of hospital based health care.

     Mr. Pyrozyk is the founder and managing director of Okanagan House Inc. and is responsible for the design, prototyping and patenting of a number of consumer products. He is responsible for the introduction of the metered dosage nasal inhaler, which is in worldwide use, and is the co-inventor of the Thermal Bandage and the Safety Syringe.

     (b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


ITEM 6.   EXECUTIVE COMPENSATION.

                                       SUMMARY COMPENSATION TABLE

                           Annual compensation                Long term compensation
                                                            Awards              Payouts
Name and        Year   Salary($)    Bonus($)  Other      Restricted    Securities     LTIP      All
Principal                                     annual     stock awards  underlying     payouts   other
position                                      compensation             options/SARs   ($)       compen-
                                              (Medical)                (#)                      sation
                                                                                                ($)
 -----------------------------------------------------------------------------------------------------


David Ulis      2001    168,000     0         0           0            0              0         0
(CEO, Secretary 2000    168,000     0         0           0            0              0         0
& Director)(1)  1999    152,549     0         0           0            0              0         0
                1998    28,600      0         0           571,417      0              0         0

Ronald Pyrozyk  2001    0           0         0           0            0              0         0
(Secretary,     2000    0           0         0           0            0              0         0
Treasurer, &    1999    0           0         0           0            0              0         0
Director) (2)   1998    0           0         0           0            0              0         0

Mark Trepanier  2001    0           0         0           0            0              0         0
(Vice President,2000    0           0         0           0            0              0         0
Secretary,      1999    0           0         0           0            0              0         0
Treasurer, &    1998    51,468      0         0           402,999      0              0         0
Director) (3)

John Hogan      2001    0           0         0           0            0              0         0
(Director) (4)  2000    0           0         0           0            0              0         0
                1999    0           0         0           0            0              0         0
                1998    0           0         0           13,500       0              0         0

Michael Tatham  2001    0           0         0           0            0              0         0
(Director)(5)   2000    0           0         0           0            0              0         0
                1999    0           0         0           0            0              0         0
                1998    0           0         0           7,500        0              0         0


     (1)  David Ulis - Currently President, Director, and Secretary for Ecomed Corp.  Salary for
          years 1999 and 2000 are 100% accrued and have not been paid to Mr. Ulis.  Salary for year 2001 is projected at $14,000 per month and is also being entirely accrued.

     (2)  Ron Pyrozyk - Currently a Director.  No compensation received for services rendered.

     (3)  Mark Trepanier - Served as Executive Vice President, Director, Secretary and Treasurer
          of Ecomed, Inc.  Received compensation in 1998 only.

     (4)  John Hogan - Served as Director of Ecomed, Inc. in 1998.

     (5)  Michael Tatham - Served as Director of Ecomed, Inc. in 1998.



     No member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     The existing directors of the Company currently serve on a non-compensated basis, and there are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.


     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.


     ITEM 8.   DESCRIPTION OF SECURITIES.

     There are authorized fifty-one million (51,000,000) shares of capital stock of the Company, divided into two separate classes and consisting of Common Stock and Preferred Stock.

     Common Stock:

     There are fifty million (50,000,000) shares of the Company's Common Stock authorized, at $0.001 par value per share, with each share having equal and identical rights to every other share of Common Stock for purposes of dividends, liquidation preferences, voting rights and any other attributes of the Company's Common Stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the Bylaws or Articles of Incorporation precluding issuance of further Common Stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of December 31, 2000, there were 17,400,482 shares of Common Stock issued and outstanding.

     Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the Common Stock equity securities of the Company after satisfaction of all liabilities.

     Preferred Stock:

     There are one million (1,000,000) shares of the Company's Preferred Stock authorized, at $0.01 par value per share, each share being issuable in such series or classes and with any and all rights and restrictions (including designations, preferences, dividend, conversion, cumulative, relative, participating, optional or other rights, including voting rights, qualifications and/or limitations) as the Company's Board of Directors may from time to time designate, provided that such right or restriction shall be permitted by the laws of the State of Nevada.




                                 PART II

     ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


A.  Market Information

     There has never been any "established trading market" for shares of common stock of the Company. Quotation of its common stock on the National Quotation Bureau's "Pink Sheets" only commenced during the second quarter, 2000, as "unpriced", with trades ranging between $0.010 to $2.937 per share. Consequently, no assurance can be given that any current market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. As of the date of this filing, there are approximately 6,660,000 Common Shares of the Company eligible for trading under Rule 144.

     The following quotations were provided by the National Quotation Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.


                             STOCK QUOTATIONS

                                            CLOSING BID

Quarter ended:                        High                Low
--------------                        ----                ---

March 31, 2001                       $1.450              $0.700

December 31, 2000                    $2.937              $0.010

September 30, 2000                   $2.937              $1.200

June 30, 2000                        $1.150              $0.010


     (i) There are currently 6,660,000 shares of Common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

     (ii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Holders

     As of the date of this filing, the Company has approximately 335 shareholders of record.

C.  Dividend Policy

     The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. The Company has not paid dividends since inception. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D.  Reports to Shareholders

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

     The transfer agent for the Company's shares of common voting stock is Computershare Trust Company, Inc., 12039 West Alameda Parkway,
Suite Z-2, Lakewood, Colorado 80228 (www.Computershare.com).


     Applicability of Low-Priced Stock Risk Disclosure Requirements.

     The securities of the Company will be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Penny Stock Regulation Broker-Dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any national exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.


     ITEM 2.   LEGAL PROCEEDINGS.

     To the best knowledge of the officers and directors of the Company, neither the Company nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors have been convicted of a felony or misdemeanor relating to securities or performance in corporate office.


     ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.



     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.


     During April and May of 1998, the Company conducted an offering under Regulation D, Rule 504 of the Securities Act of 1933 at which time 3,700,000 shares of Common Stock were sold at $0.01 per share. The Company raised a total of $37,000 in the offering and distributed shares to 27 shareholders.

     Effective August 18, 2000, Ecomed Corporation acquired 100% of the issued and outstanding shares of Ecomed, Inc. by issuing 10,000,482 common shares. Since the transaction resulted in the former shareholders of Ecomed, Inc. owning the majority of the issued shares of Ecomed Corporation, the transaction, which is referred to as a "reverse take-over", has been treated for accounting purposes as an acquisition by Ecomed, Inc. of the net assets and liabilities of Ecomed Corporation. Under this purchase method, the results of operations of Ecomed Corporation are included in our consolidated financial statements from August 18, 2000. The offering was conducted under Rule 145 of the Securities Act of 1933.

     The proceeds from the above transactions will be used for mergers and acquisitions, marketing and corporate growth, product safety, research and development, working capital and commissions and offering expenses.

     No compensation or commissions were paid to any person in connection with the issuance of the shares and/or notes, and no underwriter, broker or dealer participated in such a sale. Each issuee in the transaction described above made a written representation to the Company that he was acquiring the Company's stock for investment purposes and not with a view to the resale or redistribution thereof. Each stock certificate issued contains a restrictive legend. Each of the above transactions was deemed by the Company to be exempt from registration under Section 4(2) of the Securities Act of 1933, and Rule 145 (17 CFR Section 230.145) as a transaction not involving any public offering.

     As of the date of this report, 6,660,000 of the issued and outstanding shares of the Company's Common Stock could potentially be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in the Rule:

     In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in non-public transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(a)(11), if six conditions are met:

     (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

     (2) When restricted securities are sold, generally there must be a one-year holding period.

     (3) When either restricted or non restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold (144(e)); when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates (144(k)).

     (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

     (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

     (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.


     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Indemnification of Directors, Officers, Employees and Agents

So far as permitted by the Nevada Business Corporation Act, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct.

     Section 78.751(1) of the Nevada Revised Statutes (NRS) authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation due to his or her corporate role. Section 78.751(1) extends this protection against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his of her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he or she be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751(4) of the NRS limits indemnification under Section
78.751(1) and 78.751(2) to situations in which either (i) the stockholders; (ii) the majority of a disinterested quorum of directors; or (iii) independent legal counsel determine that indemnification is proper under the circumstances.

Pursuant to Section 78.175(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors.
Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

Insofar as indemnification for liabilities arising under the 1933
Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.



                           PART F/S FINANCIAL

                           ECOMED CORPORATION
                   (Formerly Gaia Exploration, Inc.)
                     (A Development Stage Company)


                   CONSOLIDATED FINANCIAL STATEMENTS


                       DECEMBER 31, 2000 AND 1999
                        (Stated in U.S. Dollars)





INDEPENDENT AUDITORS' REPORT


To the Directors
Ecomed Corporation
(Formerly Gaia Exploration, Inc.)
(A development stage company)

We have audited the consolidated balance sheets of Ecomed Corporation (formerly Gaia Exploration, Inc.) (a development stage company) as at December 31, 2000 and 1999, and the consolidated statements of operations and deficit, cash flows, and stockholders' deficiency for the years ended December 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with United States generally accepted accounting principles.

Without qualifying our opinion we draw attention to Note 1 to the consolidated financial statements. The Company incurred a net loss of $309,914 during the year ended December 31, 2000, and as at that date, the Company's current liabilities exceeded its current assets by $632,695. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern.

Vancouver, Canada                                 "Morgan & Company"
January 22, 2001                                  Chartered Accountants


Comments by Auditors on United States   Canada Difference

In Canada, reporting standards for auditors do not permit the addition of an explanatory paragraph when the Consolidated Financial Statements account for, disclose and present, in accordance with generally accepted accounting principles, conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. Although our audits were conducted in accordance with both United States and Canadian generally accepted auditing standards, our report to the shareholders, dated January 22, 2001, is expressed in accordance with United States reporting standards which require a reference to such conditions and events in the Auditors' Report.

Vancouver, Canada                                 "Morgan & Company"
January 22, 2001                                  Chartered Accountants






                           ECOMED CORPORATION
                   (FORMERLY GAIA EXPLORATION, INC.)
                     (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED BALANCE SHEETS


                                          DECEMBER 31,
                                          -----------
                                    2000              1999
                                    ----              ----
ASSETS
Current
   Cash                        $   3,424         $     196
   Accounts Receivable               281               486
   Prepaid Expenses                  286               140
   Inventory                      22,488                 -
                               ---------         ---------
                                  26,479               822

Licenses (Note 4)                 10,000            10,000
Capital Assets (Note 5)            4,687             6,148
                               ---------         ---------
                               $  41,166         $  16,970
                               =========         =========
LIABILITIES
Current
   Accounts Payable            $ 511,366         $ 327,479
   Advances Payable              147,808                 -
                               ---------         ---------
                                 659,174           327,479
                               ---------         ---------
STOCKHOLDERS' DEFICIENCY
   Preferred Stock,
     1,000,000 shares
     Authorized at $0.01 par
     Value, None Issued
   Common Stock,
     50,000,000 shares
     Authorized at $0.001 par
     Value.  17,400,482 issued
     And outstanding at Dec.31,
     2000 and 1999.            1,074,812         1,066,812
Additional Paid-In Capital             -                 -
Deficit Accumulated During
 Development Stage            (1,692,820)        (1,377,321)
                              -----------        -----------
                                (618,008)          (310,509)
                              -----------        -----------
                              $   41,166         $   16,970
                             ===========        ===========

                                        ECOMED CORPORATION
                                (FORMERLY GAIA EXPLORATION, INC.)
                                  (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
        FOR YEARS ENDED DECEMBER 31, 2000, 1999, & 1998 AND THE PERIOD FROM INCORPORATION
                                                                                     PERIOD FROM
                                                                                     INCORPORATION
                                                                                     MAY 8, 1997 TO
                                                 YEAR ENDED DECEMBER 31              DECEMBER 31
                                          2000            1999            1998          2000
                                         -----            ----           -----       -----------

PRODUCT SALES                       $    6,560      $   14,911       $  16,490       $  37,961
COST OF PRODUCT SALES                    2,902           6,372          25,795          35,069
                                    ----------      ----------       ---------       -----------
GROSS PROFIT (LOSS)                      3,658           8,539          (9,305)          2,892
                                    ----------      ----------       ---------       -----------

OPERATING EXPENSES
   Corporate Finance Costs                   -           1,050          81,968         108,793
   Professional Fees                    15,646           1,992          23,875          70,627
   Research and Development                  -           3,517          71,454          95,004
   Patents                              26,419          40,462          73,753         198,094
   Office and Sundry                    26,453          15,721          18,215          63,588
   Travel                                1,906           6,605          73,356         141,323
   Trade Shows and Marketing                 -           3,550          24,680          36,439
   Rent                                 23,434          21,750           9,180          54,364
   Bad Debts                               107             256           7,283           7,646
   Amortization of Capital               1,461           1,990           2,872           6,323
   Amortization of License Fees         10,000          13,333          10,000          40,000
   Postage and Courier                   1,059           3,115          11,194          15,368
   Telephone                             3,573           4,209          16,955          30,196
   Salaries and Benefits               203,514         184,474         354,568         822,362
                                    ----------      ----------       ---------       -----------
                                       313,572         302,024         781,353       1,690,127
                                    ----------      ----------       ---------       -----------

NET LOSS                               309,914         293,485         790,658       1,687,235
                                    ==========      ==========       =========       ===========

ACCUMULATED DEFICIT,
 BEGINNING OF YEAR                   1,377,321       1,083,836         293,178
                                    ----------      ----------       ---------
                                     1,687,235       1,377,321       1,083,836

NET ASSET DEFICIENCY OF LEGAL
 PARENT AT DATE OF REVERSE
 TAKE OVER TRANSACTION                  5,585                -               -
                                    ----------      ----------       ---------
ACCUMULATED DEFICIT, END OF YEAR   $1,692,820       $1,377,321      $1,083,836


LOSS PER SHARE                     $     0.02       $     0.02      $     0.05
                                   ===========      ==========      ==========

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                17,400,482       17,400,482      17,400,482
                                   ===========      ==========      ==========


                                        ECOMED CORPORATION
                                (FORMERLY GAIA EXPLORATION, INC.)
                                  (A DEVELOPMENT STAGE COMPANY)
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR YEARS ENDED DECEMBER 31, 2000, 1999, & 1998 AND PERIOD OF INCORPORATION
                                                                                    INCEPTION
                                                                                    MAY 8, 1997 TO
                                                  YEAR ENDED DECEMBER 31            DECEMBER 31
                                            2000            1999           1998            2000
                                           -----            ----           ----            -----


CASH FLOWS FROM OPERATING ACTIVITIES
   Loss for the year                    $ (309,914)     $ (293,485)    $ (790,658)     $(1,687,235)
                                        ----------      ----------     ----------      -----------

ADJUSTMENTS TO RECONCILE LOSS TO
 NET CASH USED BY OPERATING
 ACTIVITIES
   Common Stock Issued for
    Other than Cash                          8,000          16,000        284,677          320,163
   Amortization of Capital Assets            1,461           1,990          2,872            6,323
   Amortization of License Fees             10,000          13,333         10,000           40,000
   Change in Accounts Receivable               205           5,865         (6,351)            (281)
   Change in Prepaid Expenses                 (146)         44,700         18,659             (286)
   Change in Inventory                     (22,488)              -              -                -
   Change in Accounts Payable and
    Accrued Liabilities                    183,887         213,506         36,404          511,366
                                        ----------       ---------     ----------      -----------
TOTAL ADJUSTMENTS                          180,919         295,394        346,261          854,797
                                        ----------       ---------     ----------      -----------
NET CASH USED IN OPERATING ACTIVITIES     (128,995)          1,909       (444,397)        (832,438)
                                        ----------       ---------     ----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital Assets                                -             227        (10,847)         (11,010)
   Licenses                                (10,000)        (10,000)       (10,000)         (40,000)

NET ASSET DEFICIENCY OF LEGAL PARENT
 AT DATE OF REVERSE TAKE-OVER
 TRANSACTION                                (5,585)              -              -           (5,585)
                                        ----------       ---------     ----------      -----------
 NET CASH USED IN INVESTING ACTIVITIES     (15,585)         (9,773)       (20,847)         (56,595)
                                        ----------       ---------     ----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Common Stock Issued                           -           7,185        436,772          744,649
   Advances Payable                        147,808               -              -          147,808
                                        ----------       ---------     ----------      -----------
NET CASH USED IN FINANCING ACTIVITIES      147,808           7,185        436,772          892,457
                                        ----------       ---------     ----------      -----------

NET INCREASE (DECREASE) IN CASH              3,228            (679)       (28,472)          (3,424)

CASH, BEGINNING OF YEAR                        196             875         29,347                -
                                        ----------       ---------     ----------      -----------

CASH, END OF YEAR                       $    3,424       $     169     $      875      $     3,424
                                        ==========       =========     ==========      ===========

                                        ECOMED CORPORATION
                                (FORMERLY GAIA EXPLORATION, INC.)
                                  (A DEVELOPMENT STAGE COMPANY)
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR YEARS ENDED DECEMBER 31, 2000, 1999, & 1998 AND PERIOD OF INCORPORATION
              SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

Non-CASH investing and financing activities are summarized as follows:
                                                                                    INCEPTION
                                                                                    MAY 8, 1997 TO
                                                  YEAR ENDED DECEMBER 31            DECEMBER 31
                                            2000            1999           1998            2000
                                           -----            ----           ----            -----
ISSUANCE OF COMMON STOCK FOR:
   Rent (a)                            $   8,000        $ 16,000      $       -       $  24,000
   Compensation (b)                            -               -        254,365         264,365
   License Fees (c)                            -               -              -          10,025
   Corporate Finance Costs (d)                 -               -         30,312          41,773


a) The Company issued 8,000 (1999 - 16,000; 1998 - Nil) common shares for rent expense at an ascribed value of $8,000 (1999 - $16,000; 1998 - Nil).

b) The Company issued Nil (1999 - Nil; 1998 - 1,072,490) common shares for management and employees compensation at an ascribed value of $Nil (1999 - $Nil; 1998 - $254,365).

c) The Company returned to treasury Nil (1999 - Nil; 1998 - 25,000) common shares in exchange for an increase of 0.5% in the royalty payable pursuant to the November 14, 1997 agreement referred to in Note 4.

d) The Company issued Nil (1999 - Nil; 1998 - 30,312) common shares for corporate finance costs at an ascribed value of $Nil (1999 - $Nil; 1998 - $30,312)

e) During the period ended December 31, 1997, the Company received $80,781 in cash for shares that were not issued until the year ended December 31, 1998.

f) Effective August 18, 2000, the Company acquired 100% of the issued and outstanding shares of
Ecomed, Inc.  by issuing 10,000,482 common shares at an ascribed value of $Nil.



                                        ECOMED CORPORATION
                                (FORMERLY GAIA EXPLORATION, INC.)
                                  (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                           COMMON STOCK
                                 -------------------------------------
                                                            Additional
                                   Number                    Pain In       Accumulated
                                 Of Shares      Amount       Capital         Deficit         Total
                                 ---------      ------      ----------      ----------      ------
ISSUANCE OF COMMON STOCK
  For license fees              10,024,999   $  10,025      $       -       $        -    $  10,025
  For cash                       2,042,249     219,936              -                -      219,936
  For services                      19,162      11,461              -                -       11,461

LOSS FOR THE YEAR                        -           -              -         (293,178)    (293,178)
                                ----------   ---------     ----------       -----------   ----------
BALANCE, DECEMBER 31, 1997      12,086,410     241,422              -         (293,178)     (51,756)
                                ==========   =========     ==========       ===========   ==========
ISSUANCE OF COMMON STOCK
  For cash                         517,553     517,553              -                -      517,553
  For services                   1,102,802     284,677              -                -      284,677
  Common stock returned to
   Treasury                        (25,000)        (25)             -                -          (25)

LOSS FOR THE YEAR                        -           -              -          (790,658)   (790,658)
                                ----------   ---------     ----------       ------------  ----------
BALANCE, DECEMBER 31, 1998      13,681,765   1,043,627              -        (1,083,836)    (40,209)
                                ==========   =========     ==========       ============ ===========
ISSUANCE OF COMMON STOCK
  For Cash                           7,185       7,185              -                 -       7,185
  For Services                      16,000      16,000              -                 -      16,000


LOSS FOR THE YEAR                        -           -              -          (293,485)   (293,485)
                                ----------   ---------     ----------       ------------  ----------
BALANCE, DECEMBER 31, 1999      13,704,950   1,066,812              -        (1,377.321)   (310,509)
                                ==========   =========     ==========       ============ ===========
ISSUANCE OF COMMON STOCK
  For Services                       8,000       8,000              -                 -       8,000

ADJUSTMENT TO NUMBER OF
 SHARES ISSUED AND OUTSTANDING
 AS A RESULT OF THE REVERSE
 TAKE-OVER TRANSACTION
  Ecomed, Inc.                 (13,712,950)          -              -                 -           -
  Ecomed Corporation             7,400,000           -              -                 -           -

ASCRIBED VALUE OF SHARES
 ISSUED IN CONNECTION WITH THE
 ACQUISITION OF ECOMED, INC.    10,000,482           -              -                 -           -

NET ASSET DEFICIENCY OF LEGAL
 PAYMENT AT DATE OF REVERSE
 TAKE OVER TRANSACTION                   -           -              -            (5,585)     (5,585)

LOSS FOR THE YEAR                        -           -              -          (309,914)   (309,914)
                                ----------   ---------     ----------       ------------  ----------
BALANCE, DECEMBER 31,2000       17,400,482  $1,074,812     $        -       $(1,692,820)  $(618,008)
                                ==========   =========     ==========       ============ ===========

                           ECOMED CORPORATION
                    (Formerly Gaia Exploration, Inc.)
                      (A Development Stage Company)

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 2000 AND 1999
                        (Stated in U.S. Dollars)

1.   NATURE OF OPERATIONS

     Development Stage Activities

     The Company's 100% owned subsidiary Ecomed, Inc. was organized to facilitate the development, marketing, and production of certain patented medical and household consumer products and other products under development. Through license agreements, the Company has the exclusive right to make, use, sell, and develop these products.

     The Company is in the development stage; therefore recovery of its assets is dependent upon future events, the outcome of which is indeterminable. In addition, successful completion of Ecomed, Inc.'s development program and its transition, ultimately to the attainment of profitable operations is dependent upon obtaining adequate financing to fulfil its development activities and achieve a level of sales adequate to support its cost structure.


2.   SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of Consolidated Financial Statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The Consolidated Financial Statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)   Consolidation

These financial statements include the accounts of the Company and its 100% owned subsidiary Ecomed, Inc.

b)   Revenue Recognition

Ecomed Corporation generally recognizes a sale when the product has been shipped, risk of loss has passed to the customer, and collection of the resulting receivable is probable.

c)   Capital Assets

Capital Assets are recorded at cost and amortized as follows:

          Computer equipment       30% on a declining balance basis
          Trade show equipment     20% on a declining balance basis
          Office equipment         20% on a declining balance basis


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)   Licenses

Licenses are recorded at cost and are being amortized over three years on a straight line basis.

Management reviews license costs for impairment to determine whether events or changes in circumstances indicate that the carrying amounts may not be recoverable.

b)   Income Taxes

          The Company has adopted Statement of Financial Accounting
Standards No. 109   "Accounting for Income Taxes" (SFAS 109).  This
standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.


c)   Financial Instruments
          The Company's financial instruments consist of accounts receivable, inventory, prepaid expenses and accounts and advances payable.

          Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


d)   Loss Per Share
The loss per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share is not presented, as the impact of the exercise of options is anti-dilutive.


3.   ACQUISITION OF SUBSIDIARY

Effective August 18, 2000, Ecomed Corporation acquired 100% of the issued and outstanding shares of Ecomed, Inc. by issuing 10,000,482 common shares. Since the transaction resulted in the former shareholders of Ecomed, Inc. owning the majority of the issued shares of Ecomed Corporation, the transaction, which is referred to as a "reverse take-over", has been treated for accounting purposes as an acquisition by Ecomed, Inc. of the net assets and liabilities of Ecomed Corporation. Under this purchase method of accounting, the results of operations of Ecomed Corporation are included in these consolidated financial statements from August 18, 2000.

Ecomed Corporation had a net asset deficiency at the acquisition date, therefore, the 10,000,482 common shares issued on acquisition were issued at an ascribed value of $Nil with the net asset deficiency of $5,585 charged to deficit. Ecomed, Inc. is deemed to be the purchaser for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their previously recorded amounts.

The acquisition is summarized as follows:

       Current Assets
          Cash                                  $    604

       Current Liabilities
          Accounts Payable                         6,189
                                                ---------
       Net Asset Deficiency                     $ (5,585)
                                                =========

4.   LICENSES

The Company holds a license agreement dated May 8, 1997 with a company related by common directors, officers, and shareholders, which provides the Company with an exclusive right to manufacture, use, sell, and distribute certain technology and products including thermal bandage systems, hairbrush and mousse dispensing devices, safety syringes, vial clamps, swab dispensers, intravenous measuring devices, psychiatric software, and traction systems for wheelchairs. As consideration for the right, the Company issued 9,999,999 common shares of the Company at a deemed value of $10,000. In addition, The Company entered into a separate agreement dated May 9, 1997, which provides for the related company to receive 5% of gross sale receipts of products which are licensed to the Company for products on which the related company holds the original patent, payable in equal monthly instalments on the 15th day of each month, commencing one month after gross sales receipts are first received. The agreement also gives the related company a 3% royalty on the gross sales receipts of each product developed pursuant to the terms of the agreement and sold by the Company.

By an agreement dated November 14, 1997, the Company was granted an exclusive worldwide license to make, have made, use, offer to sell, or sell under patent rights a medical product known as "Portable, Superabsorbent Carrying Container Able to Provide Refrigeration for its Contents on Demand". The Company paid $10,000 cash for the license, and the Company
must pay a royalty of between 2.0   5.0% of net sales of the licensed
product, unless the product sales are derived from the sub-licensing of the product, in which case the royalty is 75% of the amounts derived by the sublicenses. During the fiscal year ended December 31, 1997, the Company issued as additional consideration, 25,000 common shares of the Company at a deemed value of $0.001 per share. During the year ended December 31, 1998, the Company exchanged the 25,000 common shares previously issued for an additional 0.5% royalty, which increased the above noted royalty payment to between 2.5 and 5.5%. The 25,000 common shares were returned to treasury.

By an agreement dated June 15, 1998, the Company was granted an exclusive worldwide license to make, have made, use, offer to sell or sell under patent rights a medical product known as "One Piece Open Seam Wrapping Garment for Covering and Uncovering the Human Body on Demand". To obtain the license, the Company must pay $10,000 in three yearly instalments beginning July 15, 1998. The Company must pay a royalty of between 2.0 5.5% of net sales of the licensed product, unless the product sales are derived from the sub-licensing of the product, in which case the royalty is 75% of the amounts derived by the sublicenses. As at December 31, 2000 the Company has not paid the initial three $10,000 annual instalments referred to in the agreement.

Pursuant to the above noted agreements, the Company is obligated to pay all costs associated with maintaining the patents and patent applications associated with the above agreements.

The Company has entered into two other agreements to make, use, sell, and develop patented technology and products. In consideration for these rights, the Company agreed to pay royalty payments to the holders of the
patents and technology of between 0   20% of gross sales of the products
under license.

5. CAPITAL ASSETS



                                             2000                          1999
                                            ------                         -----
                                           Accumulated      Net Book     Net Book
                                Cost       Depreciation      Value         Value
                               ------      ------------     ---------    --------
      Computer Equipment      $ 6,243       $ 4,102          $2,141       $3,059
      Office Equipment          1,348           553             795          901
      Trade Show Equipment      3,419         1,668           1,751        2,188
                              -------      ------------     ---------    --------
                              $11,010       $ 6,323          $4,687       $6,148
                              =======      ============     =========    ========



6.   RELATED PARTY TRANSACTIONS

i) During the year ended December 31, 2000, the Company paid or accrued $168,000 (1999 - $152,549; 1998 - $52,800) to a director for salaries and benefits. The amount paid includes the issue of 571,417 common shares of the Company, at an attributed value of $22,857 during the year ended December 31, 1998.

ii) During the year ended December 31, 2000, the Company paid $Nil (1999 - $Nil; 1998 - $222,888) to a former director for salaries and benefits which include relocation costs of $Nil (1999 - $Nil; 1998 - $31,088). The amount paid includes the issue of 152,999 common shares of the Company, at an attributed value of $21,420, and 250,000 common shares issued as a bonus at an attributed value of $150,000.

iii) Included in prepaid expenses is $Nil (1999 - $Nil; 1998 - $38,500) of salary paid in advance to a director. Included in accounts payable is $65,691 (1999 - $39,357; 1998 - $5,443) owing to a company controlled by common directors, and $328,245 (1999 - $192,313; 1998 - $58,149) owing to a director.


                                 PART III

         EXHIBITS


          3.1 Articles of Incorporation (as amended on Sept 20, 2000) Originally filed on October 23, 1998
          3.2  Bylaws of the Company, adopted on October 28, 1998
         10.1  License Agreement with Okanagan House May 9, 1997
         10.2  License Agreement with Beth Israel (Patient Gown)
               June 15, 1998
         10.3  License Agreement with Enturn Medical July 10, 1998
         10.4  License Agreement with Duo-Cane January 13, 1999
         10.5 Plan and Agreement of Reorganization under Sec368(b) of the Internal Revenue Code, August 18, 2000



                                SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                           EcoMed Corporation,



Date: May 4, 2001             By:  /s/ David Ulis
                                       David Ulis
                                       President, Secretary
                                       & Director


Date: May 4, 2001             By:  /s/ Ron Pyrozyk
                                       Ron Pyrozyk
                                       Director





Exhibit 3.1 Articles of Incorporation (as amended on Sept 20, 2000) Originally filed on October 23, 1998



                  RESTATED ARTICLES OF INCORPORATION OF
                           ECOMED CORPORATION
                    (formerly GAIA EXPLORATION INC.)

                                ARTICLE I
NAME

The name of the corporation is EcoMed Corporation (the "Corporation").

                                ARTICLE II
AUTHORIZED CAPITAL

The amount of total authorized capital stock which the Corporation shall have authority to issue is 50,000,000 shares of common stock, each with $0.001 par value, and 1,000,000 shares of preferred stock, each with $0.01 par value. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.195), as the same now exists or may hereafter be amended or supplemented, the Board of Directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of capital stock of the Corporation.

Common Stock. After the requirements with respect to preferential dividends on the preferred stock, if any, shall have been met, and after the Corporation shall have complied with all the requirements, if any, with respect to the setting aside of sums as sinking funds or redemption or purchase accounts, then, and not otherwise, the holders of the common stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Corporation.

After distribution in full of the preferential amount, if any, to be distributed to the holders of the preferred stock in the event of voluntary or involuntary liquidation, distribution, or sale of assets, dissolution, or winding-up of the Corporation, the holders of the common stock shall be entitled to receive all of the remaining assets of the Corporation, tangible and intangible, of whatever kind available for distribution to shareholders, ratably in proportion to the number of shares of the common stock held by them respectively.

Except as may otherwise be required by law, each holder of the common stock shall have one vote in respect to each share of the common stock held by such holder on all matters voted upon by the shareholders.

Preferred Stock. Shares of preferred stock may be divided into such series as may be established, from time to time, by the Board of Directors. The Board of Directors, from time to time, may fix and determine the relative rights and preferences of the shares of any series so established.

                                ARTICLE III
BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by a Board of Directors which shall exercise all the powers of the Corporation except as otherwise provided in the Bylaws, these Articles of Incorporation or by the laws of the State of Nevada. The initial Board of Directors shall consist of one member. The name and address of the person who shall serve as the director until the first annual meeting of stockholders and until his successor is duly elected and qualified is as follows:

Name      Address

Hanif S. Mawji 940 Roche Pt. Drive
     Vancouver, B.C. V71-1 2V 1
     Canada

The directors shall be elected at each annual meeting of shareholders, provided that vacancies may be filled by election by the remaining directors, though less than a quorum or by the shareholders at a special meeting called for that purpose. Despite the expiration of his or her term, a director continues to serve until his or her successor is elected and qualifies.

                                ARTICLE IV

LIMITATION ON DIRECTOR LIABILITY

To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.037), as the same now exists or may hereafter be amended or supplemented, no director or officer of the Corporation shall be liable to the Corporation or to its stockholders for damages for breach of fiduciary duty as a director or officer.

A director of the Corporation shall not be personally liable to the Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director; except that this provision shall not eliminate or limit the liability of a director to the Corporation or to its shareholders for monetary damages otherwise existing for (i) any breach of the director's duty of loyalty to the Corporation or to its shareholders;
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts specified in Section
78.300 of the Nevada General Corporation Law; or (iv) any transaction from which the director directly or indirectly derived any improper personal benefit. If the Nevada General Corporation Law is hereafter amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent permitted by the Nevada General Corporation Law so amended. Any repeal or modification of this Article IV shall not adversely affect any right or protection of a director of the Corporation under this
Article IV, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this Article IV, prior to such repeal or modification.

                                 ARTICLE V

INDEMNIFICATION

The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

                                ARTICLE VI

HOLDER OF BOND/OTHER OBLIGATION

The holder of a bond, debenture or other obligation of the Corporation may have any of the rights of a stockholder in the Corporation to the extent determined appropriate by the Board of Directors at the time of issuance of such bond, debenture or other obligation.

                                ARTICLE VII

PREEMPTIVE RIGHT

The owners of shares of stock of the Corporation shall not have a preemptive right to acquire unissued shares, treasury shares or securities convertible into such shares.

                               ARTICLE VIII

CUMULATIVE VOTING

Cumulative voting shall not be permitted in the election of directors.

                                ARTICLE IX

VOTING RIGHTS

Only the shares of capital stock of the Corporation designated at issuance as having voting rights shall be entitled to vote at meetings of stockholders of the Corporation, and only stockholders of record of shares having voting rights shall be entitled to notice of and to vote at meetings of stockholders of the Corporation.

                                 ARTICLE X

The initial resident agent of the Corporation shall be the Corporation Trust Company of Nevada, whose street address is One East First Street, Reno, Nevada 89501.

                                ARTICLE XI

INCORPORATOR

The name and address of the incorporator of the Corporation is Scott L. Evans, 3333 Quebec Street, Suite 6100, Denver, Colorado 80207.

                                ARTICLE XII

The provisions of NRS 78.378 to 78.3793 inclusive, shall not apply to the Corporation.

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 23rd day of October, 1998.

By   /s/ Scott L. Evans
Scott L.Evans
Incorporator


EXHIBIT 3.2  Bylaws of the Company, adopted on October 28, 1998


                          GAIA EXPLORATION INC.
                                 BYLAWS
                     Adopted as of October 28, 1998

                             TABLE OF CONTENTS


Section                                                          Page

                                 ARTICLE I

Offices

1.1  Registered Office..............................................1
1.2  Principal Office...............................................1

                                ARTICLE II

Stockholders

2.1  Annual Meeting .................................................1
2.2  Special Meetings..............................................   1
1.3  Place of Meeting.........................................        2
1.4  Notice of Meeting......................................          2
2.5  Adjournnment...........................................          2
2.6  Organization..........................................           2
2.7  Closing of Transfer Books or Fixing of Record Date .........     2
2.8  Quorum................................................           2
2.9  Proxies...............................................           3
2.10 Voting of Shares......................................           3
2.11 Action Taken Without a Meeting.............................      3
2.12 Meetings by Telephone......................................      4

                                ARTICLE III

Directors

3.1  Board of Directors; Number; Qualifications; Election........     4
3.2  Powers of the Board of Directors: Generally................      4
3.3  Committees of the Board of Directors.......................      4
3.4  Resignation................................................      4
3.5  Removal.....................................................     5
3.6  Vacancies..................................................      5
3.7  Regular Meetings.............................................    5
3.8  Special Meetings.............................................    5
3.9  Notice.......................................................    5
3.10 Quorum.....................................................      5
3.11 Manner of Acting...........................................      5
3.12 Compensation...............................................      5
3.13 Action Taken Without a Meeting...............................    6
3.14 Meetings by Telephone.......................................     6

                                ARTICLE IV

Officers and Agents

4.1  Officers of the Corporation...................................   6
4.2  Election and Term of Office .................................    6
4.3  Removal........................................................  6
4.4  Vacancies..................................................      7
4.5  President...................................................     7
4.6  Vice Presidents............................................      7
4.7  Secretary...................................................     7
4.8  Treasurer...................................................     8
4.9  Salaries...................................................      8
4.10 Bonds.......................................................     8

                                 ARTICLE V

Stock

5.1  Certificates.....................................................8
5.2  Record.....................................................      9
5.3  Consideration for Shares....................................     9
5.4  Cancellation of Certificates.................................    9
5.5  Lost Certificates...........................................     10
5.6  Transfer of Shares..........................................     10
5.7  Transfer Agents, Registrars, and Paying Agents..............     10

                                ARTICLE VI

Indemnification of Officers and Directors

6.1  Indemnification; Advancement of Expenses...................      10
6.2  Insurance and Other Financial Arrangements Against
     Liability of Directors, Officers, Employees, and
     Agents.....................................................      10

                                ARTICLE VII

Acquisition of Controlling Interest

7.1  Acquisition of Controlling Interest..........................    11

                               ARTICLE VIII

Execution of Instruments; Loans, Checks and Endorsements;
Deposits; Proxies

8.1  Execution of Instruments...................................      11
8.2  Loans......................................................      11
8.3  Checks and Endorsements....................................      11
8.4  Deposits...................................................      12
8.5  Proxies.....................................................     12
8.6  Contracts..................................................      12

                                ARTICLE IX

Miscellaneous

9.1  Waivers of Notice...........................................     12
9.2  Corporate Seal..............................................     12
9.3  Fiscal Year.................................................     13
9.4  Amendment of Bylaws........................................      13
9.5  Uniformity of Interpretation and Severability................    13
9.6  Emergency Bylaws............................................     13



Secretary's Certification ........................................... 13

                                BYLAWS OF
                          GAIA EXPLORATION INC.

                                 ARTICLE I

Offices

1.1 Registered Office. The registered office of the Corporation required by the General Corporation Law of Nevada, Nevada Revised Statutes, 1957 ("NRS"), Chapter 78, to be maintained in Nevada may be, but need not be, identical with the principal office if in Nevada, and the address of the registered office may be changed from time to time by the Board of Directors.

1.2 Principal Office. The Corporation may have such other office or offices either within or outside of the State of Nevada as the business of the Corporation may require from time to time if so designated by the Board of Directors.

                                ARTICLE II

Stockholders

2.1 Annual Meeting. Unless otherwise designated by the Board of Directors, the annual meeting shall be held on the date and at the time and place fixed by the Board of Directors; provided, however, that the first annual meeting shall be held on a date that is within 18 months after the date on which the Corporation first has stockholders, and each successive annual meeting shall be held on a date that is within 18 months after the preceding annual meeting.

2.2 Special Meetings. Special meetings of stockholders of the Corporation, for any purpose, may be called by the Chairman of the Board, the president, any vice president, any two members of the Board of Directors, or the holders of at least 10% of all of the shares entitled to vote at such meeting. Any holder or holders of not less than 10% of all the outstanding shares of the Corporation who desire to call a special meeting pursuant to this Section 2 of Article II shall notify the president that a special meeting of the stockholders shall be called. Within 30 days after notice to the president, the president shall set the date, time, and location of a stockholders' meeting. The date set by the president shall be not less than 30 nor more than 120 days after the date of notice to the president. If the president fails to set the date, time, and location of special meeting within the 30-day time period described above, the stockholder or stockholders calling the meeting shall set the date, time, and location of the special meeting. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting.

2.3 Place of Meeting. The Board of Directors may designate any place, either within or outside the State of Nevada, as the place for any annual meeting or special meeting called by the Board of Directors. If no designation is made, or if a meeting shall be called otherwise than by the Board, the place of meeting shall be the Company's principal offices, whether within or outside the State of Nevada.

2.4 Notice of Meeting. Written notice signed by an officer designated by the Board of Directors, stating the place, day, and hour of the meeting and the purpose for which the meeting is called, shall be delivered personally or mailed postage prepaid to each stockholder of record entitled to vote at the meeting not less than 10 nor more than 60 days before the meeting. If mailed, such notice shall be directed to the stockholder at his address as it appears upon the records of the Corporation, and notice shall be deemed to have been given upon the mailing of any such notice, and the time of the notice shall begin to run from the date upon which the notice is deposited in the mail for transmission to the stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership, constitutes delivery of the notice to the corporation, association or partnership. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting.

2.5 Adjournment. When a meeting is for any reason adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

2.6 Organization. The president or any vice president shall call meetings of stockholders to order and act as chairman of such meetings. In the absence of said officers, any stockholder entitled to vote at that meeting, or any proxy of any such stockholder, may call the meeting to order and a chairman shall be elected by a majority of the stockholders entitled to vote at that meeting. In the absence of the secretary or any assistant secretary of the Corporation, any person appointed by the chairman shall act as secretary of such meeting. An appropriate number of inspectors for any meeting of stockholders may be appointed by the chairman of such meeting. Inspectors so appointed will open and close the polls, will receive and take charge of proxies and ballots, and will decide all questions as to the qualifications of voters, validity of proxies and ballots, and the number of votes properly cast.

2.7 Closing of Transfer Books or Fixing of Record Date. The directors may prescribe a period not exceeding 60 days before any meeting of the stockholders during which no transfer of stock on the books of the Corporation may be made, or may fix a day not more than 60 days before the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meetings must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting.

2.8 Quorum. Unless otherwise provided by the Articles of Incorporation, one-third of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If fewer than one-third of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting without further notice for a period not to exceed 60 days at any one adjournment. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of stockholders so that less than a quorum remains.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required by law or the Articles of Incorporation.

2.9 Proxies. At all meetings of stockholders, a stockholder may vote by proxy, as prescribed by law. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after 6 months from the date of its creation, unless it is coupled with an interest, or unless the stockholder specifies in it the length of time for which it is to continue in force, which may not exceed 7 years from the date of its creation.

2.10 Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of stockholders, except as may be otherwise provided in the Articles of Incorporation or in the resolution providing for the issuance of the stock adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of the Articles of Incorporation. If the Articles of Incorporation or any such resolution provide for more or less than one vote per share for any class or series of shares on any matter, every reference in the Articles of Incorporation, these Bylaws and the General Corporation Law of Nevada to a majority or other proportion or number of shares shall be deemed to refer to a majority or other proportion of the voting power of all of the shares or those classes or series of shares, as may be required by the Articles of Incorporation, or in the resolution providing for the issuance of the stock adopted by the Board of Directors pursuant to authority expressly vested in it by the Articles of Incorporation, or the General Corporation Law of Nevada. Cumulative voting shall not be allowed. Unless the General Corporation Law of Nevada, the Articles of Incorporation, or these Bylaws provide for different proportions, an act of stockholders who hold at least a majority of the voting power and are present at a meeting at which a quorum is present is the act of the stockholders.

2.11 Action Taken Without a Meeting. Unless otherwise provided in the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given. The written consent must be filed with the minutes of the proceedings of the stockholders.

2.12 Meetings by Telephone. Unless other restricted by the Articles of Incorporation or these Bylaws, stockholders may participate in a meeting of stockholders by means of a telephone conference or similar method of communication by which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section constitutes presence in person at the meeting.

                                ARTICLE III

Directors

3.1 Board of Directors; Number; Qualifications; Election. The Corporation shall be managed by a Board of Directors, all of whom must be natural persons at least 18 years of age. Directors need not be residents of the State of Nevada or stockholders of the Corporation. The number of directors of the Corporation shall be not less than one nor more than twelve. Subject to such limitations, the number of directors may be increased or decreased by resolution of the Board of Directors, but no decrease shall have the effect of shortening the term of any incumbent director. Subject to the provisions of Article III of the Corporation's Articles of Incorporation, each director shall hold office until the next annual meeting of shareholders or until his successor has been elected and qualified.

3.2 Powers of the Board of Directors: Generally. Subject only to such limitations as may be provided by the General Corporation Law of Nevada or the Articles of Incorporation, the Board of Directors shall have full control over the affairs of the Corporation.

3.3 Committees of the Board of Directors. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more directors, which, to the extent provided in the resolution or resolutions or in these Bylaws, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers on which the Corporation desires to place on a seal. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Unless the Articles of Incorporation or these Bylaws provide otherwise, the Board of Directors may appoint natural persons who are not directors to serve on committees.

3.4 Resignation. Any director of the Corporation may resign at any time by giving written notice of his resignation to the Board of Directors, the president, any vice president, or the secretary of the Corporation. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office.

3.5 Removal. Except as otherwise provided in the Articles of Incorporation, any director may be removed, either with or without cause, at any time by the vote of the stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power.

3.6 Vacancies. All vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless it is otherwise provided in the Articles of Incorporation. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. A director elected to fill a vacancy caused by an increase in the number of directors shall hold office until the next annual meeting of stockholders and until his successor has been elected and has qualified.

3.7 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after and at the same place as the annual meeting of stockholders. The Board of Directors may provide by resolution the time and place, either within or outside the State of Nevada, for the holding of additional regular meetings without other notice than such resolution.

3.8 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president or a one-third of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or outside Nevada, as the place for holding any special meeting of the Board of Directors called by them.

3.9 Notice. Notice of any special meeting shall be given at least two days previously thereto by written notice delivered personally or mailed to each director at his business address. Any director may waive notice of any meeting. A director's presence at a meeting shall constitute a waiver of notice of such meeting if the director's oral consent is entered on the minutes or by taking part in the deliberations at such meeting without objecting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.10 Quorum. A majority of the number of directors elected and qualified at the time of the meeting shall constitute a quorum for the transaction of business at any such meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

3.11 Manner of Acting. If a quorum is present, the affirmative vote of a majority of the directors present at the meeting and entitled to vote on that particular matter shall be the act of the Board, unless the vote of a greater number is required by law or the Articles of Incorporation.

3.12 Compensation. By resolution of the Board of Directors, any director may be paid any one or more of the following: his expenses, if any, of attendance at meetings; a fixed sum for attendance at such meeting; or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

3.13 Action Taken Without a Meeting. Unless otherwise provided in the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting of the Board of Directors or a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee. The written consent must be filed with the minutes of the proceedings of the Board or committee.

3.14 Meetings by Telephone. Unless other restricted by the Articles of Incorporation or these Bylaws, members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board or committee by means of a telephone conference or similar method of communication by which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section constitutes presence in person at the meeting.

                                ARTICLE IV

Officers and Agents

4.1 Officers of the Corporation. The Corporation shall have a president, a secretary, and a treasurer, each of whom shall be elected by the Board of Directors. The Board of Directors may appoint one or more vice presidents and such other officers, assistant officers, committees, and agents, including a chairman of the board, assistant secretaries, and assistant treasurers, as they may consider necessary, who shall be chosen in such manner and hold their offices for such terms and have such authority and duties as from time to time may be determined by the Board of Directors. One person may hold any two or more offices. The officers of the Corporation shall be natural persons 18 years of age or older. In all cases where the duties of any officer, agent, or employee are not prescribed by the Bylaws or by the Board of Directors, such officer, agent, or employee shall follow the orders and instructions of (a) the president, and if a chairman of the board has been elected, then (b) the chairman of the board.

4.2 Election and Term of Office. The officers of the Corporation shall be elected by the Board of Directors annually at the first meeting of the Board held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until the first of the following occurs: until his successor shall have been duly elected and shall have qualified; or until his death; or until he shall resign; or until he shall have been removed in the manner hereinafter provided.

4.3 Removal. Any officer or agent may be removed by the Board of Directors or by the executive committee, if any, whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

4.4 Vacancies. A vacancy in any office, however occurring, may be filled by the Board of Directors for the unexpired portion of the term.

4.5 President. The president shall, subject to the direction and supervision of the Board of Directors, be the chief executive officer of the Corporation and shall have general and active control of its affairs and business and general supervision of its officers, agents, and employees. He shall, unless otherwise directed by the Board of Directors, attend in person or by substitute appointed by him, or shall execute, on behalf of the Corporation, written instruments appointing a proxy or proxies to represent the Corporation, at all meetings of the stockholders of any other corporation in which the Corporation shall hold any stock. He may, on behalf of the Corporation, in person or by substitute or by proxy, execute written waivers of notice and consents with respect to any such meetings. At all such meetings and otherwise, the president, in person or by substitute or proxy as aforesaid, may vote the stock so held by the Corporation and may execute written consents and other instruments with respect to such stock and may exercise any and all rights and powers incident to the ownership of said stock, subject however to the instructions, if any, of the Board of Directors. The president shall have custody of the treasurer's bond, if any. If a chairman of the board has been elected, the chairman of the board shall have, subject to the direction and modification of the Board of Directors, all the same responsibilities, rights, and obligations as described in these Bylaws for the president.

4.6 Vice Presidents. The vice presidents, if any, shall assist the president and shall perform such duties as may be assigned to them by the president or by the Board of Directors. In the absence of the president, the vice president designated by the Board of Directors or (if there be no such designation) the vice president designated in writing by the president shall have the powers and perform the duties of the president. If no such designation shall be made, all vice presidents may exercise such powers and perform such duties.

4.7 Secretary. The secretary shall perform the following: (a) keep the minutes of the proceedings of the stockholders, executive committee, and the Board of Directors; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and affix the seal to all documents when authorized by the Board of Directors; (d) keep, at the Corporation's registered office or principal place of business within or outside Nevada, a record containing the names and addresses of all stockholders and the number and class of shares held by each, unless such a record shall be kept at the office of the Corporation's transfer agent or registrar; (e) sign with the president or a vice president, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;
(f) have general charge of the stock transfer books of the Corporation, unless the Corporation has a transfer agent; and (g) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

4.8 Treasurer. The treasurer shall be the principal financial officer of the Corporation and shall have the care and custody of all funds, securities, evidences of indebtedness, and other personal property of the Corporation, and shall deposit the same in accordance with the instructions of the Board of Directors. He shall receive and give receipts and acquittances for monies paid in or on account of the Corporation, and shall pay out of the funds on hand all bills, payrolls, and other just debts of the Corporation of whatever nature upon maturity. He shall perform all other duties incident to the office of the treasurer and, upon request of the Board, shall make such reports to it as may be required at any time. He shall, if required by the Board, give the Corporation a bond in such sums and with such sureties as shall be satisfactory to the Board, conditioned upon the faithful performance of his duties and for the restoration to the Corporation of all books, papers, vouchers, money, and other property of whatever kind in his possession or under his control belonging to the Corporation. He shall have such other powers and perform such other duties as may be from time to time prescribed by the Board of Directors or the president. The assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

The treasurer shall also be the principal accounting officer of the Corporation. He shall prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state, and federal tax returns, prescribe and maintain an adequate system of internal audit, and prepare and furnish to the president and the Board of Directors statements of account showing the financial position of the Corporation and the results of its operations.

4.9 Salaries. Officers of the Corporation shall be entitled to such salaries, emoluments, compensation, or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.10 Bonds. If the Board of Directors by resolution shall so require, any officer or agent of the Corporation shall give bond to the Corporation in such amount and with such surety as the Board of Directors may deem sufficient, conditioned upon the faithful performance of that officer's or agent's duties and offices.

                                 ARTICLE V

Stock

5.1 Certificates. The shares of stock shall be represented by consecutively numbered certificates signed in the name of the Corporation by its president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary, and shall be sealed with the seal of the Corporation, or with a facsimile thereof.

Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents, the transfer agent or transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If the Corporation uses facsimile signatures of its officers and agents on its stock certificates, it cannot act as the registrar of its own stock, but its transfer agent and registrar may be identical if the institution acting in those dual capacities countersigns or otherwise authenticates any stock certificates in both capacities. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is delivered by the Corporation, the certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed the certificates, or whose facsimile signature has been used thereon, had not ceased to be an officer of the Corporation. If the Corporation is authorized to issue shares of more than one class or more than one series of any class, each certificate shall set forth upon the face or back of the certificate or shall state that the Corporation will furnish to any stockholder upon request and without charge a full statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the Corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series, so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.

Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Corporation's organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented thereby are fully paid.

5.2 Record. A record shall be kept of the name of each person or other entity holding the stock represented by each certificate for shares of the Corporation issued, the number of shares represented by each such certificate, the date thereof and, in the case of cancellation, the date of cancellation. The person or other entity in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof, and thus a holder of record of such shares of stock, for all purposes as regards the Corporation.

5.3 Consideration for Shares. Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof) as shall be fixed from time to time by the Board of Directors. That part of the surplus of a corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed the consideration for the issuance of such dividend shares. Such consideration may consist, in whole or in part, of money, promissory notes, other property, tangible or intangible, or in labor or services actually performed for the Corporation, contracts for services to be performed or other securities of the Corporation.

5.4 Cancellation of Certificates. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and canceled, except as herein provided with respect to lost, stolen, or destroyed certificates.

5.5 Lost Certificates. In case of the alleged loss, destruction, or mutilation of a certificate of stock, the Board of Directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as it may prescribe. The Board of Directors may in its discretion require a bond, in such form and amount and with such surety as it may determine, before issuing a new certificate.

5.6 Transfer of Shares. Upon surrender to the Corporation or to a transfer agent of the Corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, and such documentary stamps as may be required by law, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock book of the Corporation which shall be kept at its principal office or by its registrar duly appointed.

The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as may be required by the laws of Nevada.

5.7 Transfer Agents, Registrars, and Paying Agents. The Board may at its discretion appoint one or more transfer agents, registrars, and agents for making payment upon any class of stock, bond, debenture, or other security of the Corporation. Such agents and registrars may be located either within or outside Nevada. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.


                                ARTICLE VI

Indemnification of Officers and Directors

6.1 Indemnification; Advancement of Expenses. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.751), as the same now exists or may hereafter be amended or supplemented, the Corporation shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding. Employees, agents, and other persons may be similarly indemnified by the Corporation, including advancement of expenses, in such case or cases and to the extent set forth in a resolution or resolutions adopted by the Board of Directors. No amendment of this Section shall have any effect on indemnification or advancement of expenses relating to any event arising prior to the date of such amendment.

6.2 Insurance and Other Financial Arrangements Against Liability of Directors, Officers, Employees, and Agents. To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.752), as the same now exists or may hereafter be amended or supplemented, the Corporation may purchase and maintain insurance and make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against such person and liability and expense incurred by such person in its capacity as a director, officer, employee, or agent, or arising out of such person's status as such, whether or not the Corporation has the authority to indemnify such person against such liability and expenses.


                                ARTICLE VII

Acquisition of Controlling Interest

7.1 Acquisition of Controlling Interest. The provisions of the General Corporation Law of Nevada pertaining to the acquisition of a controlling interest (currently set forth NRS 78.378 to 78.3793, inclusive), as the same now exists or may hereafter be amended or supplemented, shall not apply to the Corporation.


                               ARTICLE VIII

Execution of Instruments; Loans, Checks and Endorsements;
Deposits; Proxies

8.1 Execution of Instruments. The president or any vice president shall have the power to execute and deliver on behalf of and in the name of the Corporation any instrument requiring the signature of an officer of the Corporation, except as otherwise provided in these Bylaws or where the execution and delivery thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Unless authorized to do so by these Bylaws or by the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation in any way, to pledge its credit, or to render it liable pecuniarily for any purpose or in any amount.

8.2 Loans. The Corporation may lend money to, guarantee the obligations of, and otherwise assist directors, officers, and employees of the Corporation, or directors of another corporation of which the Corporation owns a majority of the voting stock, only upon compliance with the requirements of the General Corporation Law of Nevada.

No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

8.3 Checks and Endorsements. All checks, drafts, or other orders for the payment of money, obligations, notes, or other evidences of indebtedness, bills of lading, warehouse receipts, trade acceptances, and other such instruments shall be signed or endorsed by such officers or agents of the Corporation as shall from time to time be determined by resolution of the Board of Directors, which resolution may provide for the use of facsimile signatures.

8.4 Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the Corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the Board of Directors, which resolution may specify the officers or agents of the Corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign, and deliver for collection and deposit checks, drafts, and other orders for the payment of money payable to the Corporation or its order.

8.5 Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the president or any vice president may from time to time appoint one or more agents or attorneys-in-fact of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, association, or other entity any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, association, or other entity or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, association, or other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

8.6 Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.


                                ARTICLE IX

Miscellaneous

9.1 Waivers of Notice. Whenever notice is required by the General Corporation Law of Nevada, by the Articles of Incorporation, or by these Bylaws, a waiver thereof in writing signed by the director, stockholder, or other person entitled to said notice, whether before, at, or after the time stated therein, or his appearance at such meeting in person or (in the case of a stockholders' meeting) by proxy, shall be equivalent to such notice.

9.2 Corporate Seal. The Board of Directors may adopt a seal circular in form and bearing the name of the Corporation, the state of its incorporation, and the word "Seal" which, when adopted, shall constitute the seal of the Corporation. The seal may be used by causing it or a facsimile of it to be impressed, affixed, manually reproduced, or rubber stamped with indelible ink.

9.3 Fiscal Year. The Board of Directors may, by resolution, adopt a fiscal year for the Corporation.

9.4 Amendment of Bylaws. The provisions of these Bylaws may at any time, and from time to time, be amended, supplemented or repealed by the Board of Directors.

9.5 Uniformity of Interpretation and Severability. These Bylaws shall be so interpreted and construed as to conform to the Articles of Incorporation and the laws of the State of Nevada or of any other state in which conformity may become necessary by reason of the qualification of the Corporation to do business in such state, and where conflict between these Bylaws, the Articles of Incorporation or the laws of such a state has arisen or shall arise, these Bylaws shall be considered to be modified to the extent, but only to the extent, conformity shall require. If any provision hereof or the application thereof shall be deemed to be invalid by reason of the foregoing sentence, such invalidity shall not affect the validity of the remainder of these Bylaws without the invalid provision or the application thereof, and the provisions of these Bylaws are declared to be severable.

9.6 Emergency Bylaws. Subject to repeal or change by action of the stockholders, the Board of Directors may adopt emergency bylaws in accordance with and pursuant to the provisions of the laws of the State of Nevada.


SECRETARY'S CERTIFICATION

The undersigned Secretary of Gaia Exploration Inc. (the "Corporation") hereby certifies that the foregoing Bylaws are the Bylaws of the Corporation adopted by the Sole Director as of the 28th day of October, 1998.


By _____________________________
Hanif S. Mawji, Secretary

1:BYLAWS.NEV.wpd



EXHIBIT 10.1  License Agreement with Okanagan House May 9, 1997


RESEARCH AND DEVELOPMENT CONTRACT

THIS AGREEMENT is made this 9th day of May , 1997, between ECO-MED (USA) INCORPORATED, a Washington corporation, with its principal office at 183 Shouldice Rd., Alcove, Province of Quebec, Canada ("Eco-Med") and OKANAGAN HOUSE, INC., a British Columbia company, with its principal office at 716 Winnipeg, Penticton, Canada V2A 5N3 ("Okanagan House").

RECITALS

A. Okanagan House employees certain inventors, specifically including Ron Pyrozyk and Steve Sharp ("collectively "Inventors"), who have invented and patented certain products, including a Thermal Bandage (United States Patent No. 5,431,622-July 11,1995).

B. A separate Agreement is being entered into between Eco-Med and Okanagan House for the granting of an exclusive license for the use and manufacture of the Thermal Bandage as well as other technology.

C. Eco-Med desires to manufacture the Thermal Bandage, make improvements to such product as appropriate and to develop additional medical and related products for -manufacturing and marketing.

D. Okanagan House is qualified to provide research and development services through its Inventors to improve upon the Thermal Bandage and to develop medical and related products for Eco-Med and desires to do so under the terms and conditions specified herein.

IN CONSIDERATION of the foregoing recitals and the mutual promises and obligations set forth below, the parties agree as follows:

I RESEARCH AND DEVELOPMENT SERVICES Okanagan House is to render Eco-Med services in the manufacture and production of the Thermal Bandage, exclusively on behalf of Eco-Med and to use its best efforts in the performance of research and development duties hereunder, and not to engage in or to attend to the repair, manufacture or exploitation in any form or manner of the Thermal Bandage or anything connected therewith, or with other medical products or devices of any character, except on behalf of Eco-Med.

Representative, from Okanagan House and Eco-Med will meet at least three
(3) times per year to brainstorm and discuss the status, activities and direction of research and development services and to establish more specific objectives and time lines for such activities. The place and time of such meetings will be set jointly by the President of Okanagan House and CEO of Eco-Med.

2. IMPROVEMENTS Okanagan House agrees that any improvements, further inventions or discoveries that it may come upon, make, invent or discover, or otherwise acquire with reference to the Thermal Bandage or with reference to other medical products or devices of any character shall become subject to the terms of this Agreement in the same manner as the Thermal Bandage, and hereby grants and assigns to. Eco-Med all such licenses and rights with respect to such new discoveries and inventions as granted and assigned with respect to the Thermal Bandage.

3. PATENTS ON NEW IMPROVEMENTS. Okanagan House agrees to apply for patents on such new improvements, discoveries and inventions and to assign such applications and the patents issued thereon to Eco-Med as soon as legally possible; [provided, however, that Okanagan House may require Eco-Med to pay the expenses of making and prosecuting such applications, and may refuse to proceed therewith unless Okanagan House is indemnified against such expense.]

4. RECORDS. Okanagan House agrees to keep itemized records with respect to all of the processes of manufacture of the Thermal Bandage and other medical products and devises, such records to be the property of Eco-Med, and to attend to and prepare detailed calculations affording a close and accurate indication and survey of the cost of production of the Thermal Bandage and other medical products.

5. COMPENSATION. Eco-Med agrees to pay Okanagan House five percent (5%) of gross sales receipts of products licensed to Eco-Med on which Okanagan House holds the original patent, payable in equal monthly e on the 15TH day of each month, commencing one month after gross sales receipts are first received, for the first full year of this Agreement or until termination as otherwise provided herein.

In addition, during the first year of this Agreement, Eco-Med may specifically request Okanagan House to pursue specified development, improvements or products, for which Eco-Med will specify specific compensation to be paid to Okanagan House in addition to the amounts set forth above.

In the last four years of this Agreement the targeted compensation to Okanagan House will be established as five percent of the total gross sales receipts of products licensed to Eco-Med on which Okanagan House holds the original patent. Such compensation will be effective on the anniversary date of this Agreement, based upon the net sales receipts for the prior year, determined as soon as possible after such anniversary date. The compensation will be payable in equal monthly installments of the amount so determined.

For purposes of this Agreement, net sales receipts shall be calculated by deducting from the gross sales price of all products sold by Eco-Med and which Okanagan house held the original patent on, and collected and received by Eco-Med the sum of the following amounts: trade discounts allowed, commissions paid, and the sale price of products returned.

6. ROYALTIES. In addition to the compensation of Okanagan House as set forth above, Eco-Med agrees to pay to Okanagan House a royalty of three percent of the gross sales receipts (as defined above) of each product developed pursuant to the terms of this Agreement, and sold by Eco-Med. Such royalties will be paid within ____ days of the end of [each quarter/each year].

 7. TERM AND TERMINATION. The term of this Agreement shall be five (5) years, commencing on 1997 and continuing until 2002, unless sooner terminated as provided herein. This Agreement may be terminated by either party, without cause, on.. six months' written notice. Such termination shall not, however, terminate the obligation of Eco-Med to pay royalties as provided herein.

8. ARBITRATION. It is agreed that any dispute between the parties with reference to the amount of compensation or royalty to be paid to Okanagan House or services to be provided by Okanagan House to Eco-Med shall be referred for arbitration.

Either party may, by written notice to the other party at any time after an impasse has been reached with regard to any such dispute, appoint an arbitrator. If the other party is not satisfied with the choice of arbitrator, then such party may, by written notice, within 15 days after receipt of such notice by the first party, appoint an additional arbitrator. In default of such additional appointment of arbitrator by the other party, the first arbitrator appointed shall be the sole arbitrator.

When two or more arbitrators have been appointed as provided above, they shall, if possible, agree upon an additional arbitrator as necessary to avoid a deadlock, by written notice signed by each of the appointed arbitrators and a copy mailed to each party. Within 30 days after the appointment of the arbitrator(s), the parties shall submit all facts in written or oral form, and under the procedure prescribed by the arbitrator(s). Thereafter, the arbitrator(s) shall have 30 days 'in which to reach a decision upon the matter presented. The decision of the arbitrator(s) shall be binding upon both parties and shall be the conclusive, final determination.

Each party shall bear its own cost of arbitration, including attorney's fees and fees for the arbitrator appointed by such party and a proportionate share of the fees of any arbitrator appointed by the arbitrators to avoid a deadlock. If only one arbitrator is appointed, the parties shall share the cost of such arbitrator.

9. INVENTORS. In the event either Inventor should die or no longer be employed by Okanagan House, Eco-Med shall have the right to terminate this Agreement immediately upon notice, unless Eco-Med accepts the substitution of other qualified individuals as proposed by Okanagan House to provide the services hereunder.

10. NOTICES. All notices provided for in this Agreement shall be sent by certified or registered mail to the parties at the addresses set forth above or at such other address as such party may direct in writing that notices be sent to.

11. ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties related to research and development services, ownership of improvements, further inventions and discoveries. There are no representations, promises, or covenants other than those contained in this Agreement.

12. GOVERNING LAW. Each party irrevocably submits to arbitration in the State of Washington and to the jurisdiction of any federal or state court in Whatcom County over any suit, action or proceeding arising out of or related to this Agreement. Each party waives, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in such court.

13. AMENDMENT. No modification, termination, extension, renewal, waiver or addition to the terms of this Agreement shall be binding upon a party unless set forth in a written amendment signed by an authorized representative of that party at its principal place of business.

14. ASSIGNMENT. Neither party shall assign or transfer its rights or duties under this Agreement without the prior express written consent of the other party. Any transfer or assignment, without such consent, shall not relieve the transferor or assignor of its duties or obligations under this Agreement. This provision shall not be construed to prevent Eco-Med from engaging independent contractors to perform duties hereunder.

DATED and effective the date and year first above written.

ECO-MED (USA) INCORPORATED

By: /s/ David Ulis
its CEO

OKANAGAN HOUSE, INC.

By: /s/ Ron Pyrozyk
its President


                             LICENSE AGREEMENT

This Agreement is made and entered into effective as of this 8th day of May, 1997 (the "Effective Date").

BY AND BETWEEN:

OKANAGAN HOUSE INC., a company incorporated under the laws of the Province of British Columbia, Canada, having its offices at 200-537 Leon Avenue, Kelowna, British Columbia, Canada ("OKANAGAN HOUSE"),

ECOMED INC., a company incorporated under the laws of the state of Washington in the United State of America, with its offices at 183 Shouldice Road Alcove, Quebec, Canada ("ECOMED");

WHEREAS,

A. OKANAGAN HOUSE is the owner of certain technology, including products, know-how, proprietary and confidential information, and trade secrets, relating to thermal bandage systems, hairbrush and mousse dispensing devices, safety syringes, vial clamps, swab dispensers, intravenous measuring devices, psychiatric software, and traction systems for wheelchairs (the "Technology").

B. ECOMED is desirous of obtaining an exclusive, irrevocable license to manufacture, use, sell, and distribute the Technology, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for good and valuable consideration, it is agreed as follows:
1.   Definitions
1.1  "Technology shall mean and include:

1.1.a     Thermal bandage devices as described in the patents and patent applications set forth in Schedule A (attached) and related devices under development by OKANAGAN HOUSE as of the Effective Date of the Agreement;
1.1.b     Hairbrush and mousse dispensing devices as described in the patents and patent applications set forth in Schedule B (attached) and related devices under development by OKANAGAN HOUSE as of the Effective Date of the Agreement;
1.1.c     Devices relating to safety syringes as described in the patent application in Schedule C (attached) and related devices under development by OKANAGAN HOUSE as of the Effective Date of this Agreement;
1.1.d     Vial Clamp and swab dispenser devices under development by
OKANAGAN HOUSE as of the Effective Date of this Agreement;
1.1.e     Intravenous measuring devices under development by OKANAGAN HOUSE as of the Effective Date of this Agreement;
1.1.f     Psychiatric software devices under development by OKANAGAN HOUSE as of the Effective Date of this Agreement;
1.1.g     Traction systems for wheelchairs as described in the patents and patent applications in Schedule D (attached) and related systems under development by OKANAGAN HOUSE as of the Effective Date of this Agreement;
1.1.h     All technical knowledge and information, including but not limited to proprietary and confidential information, trade secrets, know-how, and other information possessed by OKANAGAN HOUSE involving the products, processes, manufacture, installation, methods and techniques, technical notes, and other technical information related to and pertinent to the manufacture, use, and sale of products of paragraphs 1.1.a- 1.1.g, wherein any such trade secrets relating to paragraphs 1.1.a, 1.1.b and 1.1.c, and 1.1.g were developed after filing of the U.S. patent applications identified therein; and
1.1.i     All developments and improvements relating to the products and information set forth in paragraphs 1.1.a - 1.1.h that is made by OKANAGAN HOUSE and ECOMED after the Effective Date of this Agreement.

1.2  "Territory" shall mean all geographic areas worldwide.
1.3 "Product" shall mean products in accordance with or including the devices, apparatus, systems and technical knowledge and information of
paragraphs 1.1.a   1.1.h.

2.   Grant of License

     2.1 OKANAGAN HOUSE hereby grants to ECOMED an exclusive and irrevocable license in the Territory to make, use, sell, and develop the Technology and Products; and

     2.2 OKANAGAN HOUSE hereby grants to ECOMED an unconditional right to appoint sublicensees to develop, manufacture, use, sell, and distribute the Technology and Products within the Territory with or without prior consent of OKANAGAN HOUSE.

3.   Scope of the Agreement

3.1 This Agreement covers all rights including, but not limited to, patent rights, trademark rights, copyrights, and trade secret rights, pertaining to the Technology;
3.2 Trade secrets do not include information that is (a) a matter of public knowledge as of the Effective Date of this Agreement or is already known by ECOMED unless provided to ECOMED as confidential and proprietary information, or (b) disclosed to ECOMED by a third party (who is not under a secrecy restriction to OKANAGAN HOUSE) on a nonconfidential basis.
3.3 ECOMED shall assume exclusive control over the Technology, including but not limited to the marketing, manufacturing and distributing of the Technology of the Products.

4.   Consideration

4.1 As part of the consideration under this Agreement, ECOMED shall transfer to OKANAGAN HOUSE a lump sum payment in the form of non-par value shares of ECOMED comprising fifty percent (50%) of ECOMED shares issued as of the Effective Date of this Agreement. The shares of ECOMED shall be transferred to ECOMED within thirty (30) days from the Effective Date of this Agreement.

4.2 The equity distribution of paragraph 4.1 from ECOMED to OKANAGAN HOUSE represents the entire interest due for the technology and is in lieu of all fees and royalties.

4.3 OKANAGAN HOUSE will direct ECOMED on how to distribute the share certificates, including the number and recipient of the share certificates.

5.   Ownership of Technology

5.1 OKANAGAN HOUSE warrants that it possesses the entire right, title, and interest in and to the Technology and has not entered into any previous agreements either written or oral which may prevent ECOMED to exercise the rights set forth hereunder.
5.2 OKANAGAN HOUSE warrants that Schedules A-D is a complete list of the patents and patent applications it owns for the thermal bandage devices, hairbrush and mousse dispensing devices, safety syringe devices, and traction systems for wheelchairs, and in the event that Schedules A-D are determined to be incomplete, OKANAGAN HOUSE agrees to revisions to the Schedules as needed to provide a complete list.

6.   Transfer of Technolo

OKANAGAN HOUSE shall provide to ECOMED the Technology and all information related to and as is necessary for the manufacture, distribution, use, and installation of the Technology and Products before or simultaneous with the payments set forth above in paragraph 4.1.

7.   Confidentiality

7.1 OKANAGAN HOUSE and ECOMED agree to maintain in confidence all know how, trade secrets, and other confidential and proprietary information related to the Technology in accordance with the terms of this Agreement and any extensions thereof, except to the extent it may be necessary to conduct normal business conduct under this Agreement whereby any disclosure shall be under a separate confidentiality agreement with the receiving party, and except to the extent that the know-how is in the public domain through no fault of either OKANAGAN HOUSE or ECOMED;
7.2 OKANAGAN HOUSE and ECOMED shall take all reasonably necessary and desirable precautions to prevent any of the know-how, trade secrets, and other proprietary and confidential information received from OKANAGAN HOUSE from being devalued or from being disseminated to any third parties, except as allowed above, including restricting access to the know-how, trade secrets, and other proprietary and confidential information to only those employees of OKANAGAN HOUSE and ECOMED as need to know it; and
7.3 Paragraphs 7.1 and 7.2 shall survive and remain in full force and effect after termination of this Agreement.

8.   Best Efforts

ECOMED hereby agrees to use best reasonable efforts to create markets for the Products, and to reasonably satisfy the demand of the markets in accordance with good business practice. ECOMED further agrees to use due diligence and its best reasonable efforts in accordance with good business practice to research, develop, test, and market the Products; provided, however, in the event of certain strikes, lockouts actions, fires, delays in manufacture or shipping, international sanctions, boycotts, states of war, government action, or any other causes beyond ECOMED's control, ECOMED shall be excused from performance under the Agreement.

9.   Selling Price

ECOMED, in its sole discretion, shall set the price for the Products sold.

10.  Maintenance of Patents and Patent Applications

10.1 ECOMED hereby agrees to administer and pay for any patent or patent application maintenance fees, annuities, or other necessary patent fees related to the patents identified in paragraphs 1.1.a, 1.1.b, 1.1.c, and 1.1.g in order to keep the patents and patent applications in full force and effect, except as provided below in paragraph 11.2.

10.2 In the event ECOMED elects not to continue prosecuting any patent application or maintain any patent identified in paragraphs 1.1.a, 1.1.b, 1.1.c, and 1.1.g, ECOMED shall inform OKANAGAN HOUSE in writing at least ninety (90) days in advance, and OKANAGAN HOUSE shall have the option to continue prosecuting the patent application or maintaining the patent. OKANAGAN HOUSE shall inform ECOMED of its decision on the option with fourteen (14) days from ECOMED'S notice.

11.  Patents and Future Improvements by ECOMED

11.1 ECOMED shall have the first right in their sole discretion to apply for and prosecute patent applications on improvements made by ECOMED, whether made solely or jointly with OKANAGAN HOUSE, and maintain any patents issuing thereon. Any such patent applications and patents issuing thereon shall be assigned to and owned by ECOMED;

11.2 In the event ECOMED elects not to apply for, continue prosecuting any patent application anywhere in the Territory or elects not to maintain any such patent under paragraph 11.1, OKANAGAN HOUSE shall have the right to apply for or continue prosecution of the patent application or to maintain the patent anywhere in the Territory, at its own expense. Any such patent application(s) and patent(s) issuing thereon shall be assigned to and owned by OKANAGAN HOUSE, and shall be subject to the license and sublicense granted under this Agreement; and

11.3 OKANAGAN HOUSE and ECOMED shall cooperate fully with each other without charge in obtaining and maintaining patents on the improvements made by ECOMED, including the execution of any reasonably necessary documents.

12.  Right of First Refusal to Future Inventions by OKANAGAN HOUSE

12.1 ECOMED shall have the exclusive right of first refusal to buy, in whole or in part the entire title, right, interest, and ownership in any invention, know-how, trade secret, or proprietary and confidential information related to the Technology developed by OKANAGAN HOUSE after the Effective Date;

12.2 ECOMED shall be given written notice including the name, address, and terms of any and all bona fide third party offer to purchase the rights to any or all of the Technology and shall have thirty (30) days to exercise the right of first refusal of paragraph 12.1 upon the same terms and condition obtained in the bona fide third party offer.

13.  Infringement

13.1 OKANAGAN HOUSE shall promptly notify ECOMED in writing of any infringement or suspected infringement of any issued patent or patent that may issue on the Technology;

13.2 ECOMED shall have the first right in its sole discretion to take any action, including the institution and prosecution of legal proceedings against infringers under any patent on the Technology. ECOMED further has the right to retain any proceeds derived as the result of a judgment or settlement of any such action;

13.3 ECOMED shall notify OKANAGAN HOUSE in writing of ECOMED's intention to take action against any infringer, and OKANAGAN HOUSE shall cooperate fully with ECOMED without charge if reasonably requested;

13.4 In the event that ECOMED notifies OKANAGAN HOUSE of its intention to take action against any infringer and ECOMED fails to take any action against the infringer within three (3) months of the notification, OKANAGAN HOUSE shall have the right to take any action, including the institution and prosecution of legal proceedings against such infringers. OKANAGAN HOUSE further has the right to retain any proceeds derived as a result of a judgment or settlement of any such action. ECOMED shall cooperate fully with OKANAGAN HOUSE if reasonably requested by OKANAGAN HOUSE;

13.5 Any such action taken by ECOMED or OKANAGAN HOUSE under paragraphs
13.3 and 13.4 shall be conducted with the consideration of the best interest of ECOMED and OKANAGAN HOUSE, and with consideration of the preservation of the Technology and any intellectual property rights therefore; and

14.  Indemnification and Product Liability

14.1 ECOMED hereby assumes all responsibility and liability for, and agrees to indemnify and hold harmless OKANAGAN HOUSE , their respective employees, servants, and agents from all claims, demands, suits, losses, damages, expenses or liabilities of any kind based upon negligence, product liability, warranty or other claims in connection with or arising out of any actual or alleged damage or injury to person or property arising out of or resulting from the development, use, sale, or distribution of the Technology by ECOMED in accordance with the grant under this Agreement. ECOMED further agrees to defend any suit or proceeding brought against OKANAGAN HOUSE or their respective employees, servants, and agents which is based upon any such claim, demand, loss, suit, damage, expense or liability, and to pay all damages, costs, and expenses, including reasonable attorneys' fees in connection therewith; and

14.2 ECOMED shall obtain, at its own expense, product liability insurance applicable to its performance under this Agreement naming itself and OKANAGAN HOUSE as the insured parties.

15.  Term and Termination

15.1 This Agreement shall be effective as of the Effective Date and shall continue in full force and effect for the effective commercial life of the Products or until the expiration of the last to expire of any patent that may issue on the Technology including those resulting from improvements as defined in paragraphs I I and 12 above, whichever occurs last;

15.2 ECOMED shall have the right to terminate this Agreement without cause at any time upon giving OKANAGAN HOUSE a written notice of termination at least one hundred eighty (180) days in advance of the designated effective termination date. In the event of termination under this paragraph 15.2, ECOMED shall return all of the Technology in its possession to OKANAGAN HOUSE;

15.3 In the event that ECOMED fails to perform any of its material obligations under this Agreement, including the failure to make any payment required by this Agreement or the failure to maintain the trade secrets and proprietary and confidential information in confidence, OKANAGAN HOUSE may, in addition to any other remedies they may have, give notice of their intent to terminate this Agreement for such default, specifying the act or omission on which the notice is based. If the specified default is not cured within thirty (30) days of the notice of intent to terminate, OKANAGAN HOUSE, at anytime thereafter, terminate this Agreement upon giving written notification of termination to ECOMED, and the termination shall be effective immediately upon giving the notice of termination;

15.4 In the event that ECOMED makes an assignment for the benefit of creditors, becomes bankrupt or insolvent, takes the benefit of any of the laws that may be enforced for the relief of bankrupt or insolvent debtors, or has a receiver appointed by a court of competent jurisdiction, then this Agreement with respect to ECOMED shall automatically terminate without notice; and

16.  Assignment

ECOMED shall not assign its rights and obligations under this Agreement without prior written consent of OKANAGAN HOUSE, except with the sale of all assets of ECOMED.

17.  Successors

Subject to the provisions of paragraphs 15.1 and 15.2 above, this Agreement shall be binding upon and in the benefit of the successors, heirs, and assigns of each party hereto.

18.  Governing Law

All parties to this Agreement hereby agree that this Agreement shall be construed and interpreted and applied in accordance with the laws of Washington State in the United States of America.

19.  Severability

Any provisions of this Agreement which in any way contravenes or is unenforceable under any law of a nation or a state in which this Agreement is effective shall be deemed separable and not part of this Agreement and to that extent void, however, all remaining provisions of this Agreement shall be valid and in full force and effect.

20.  Notices, Reports, and Payment

20.1 Any notices, correspondence, or payment permitted or required hereunder shall be in writing and sent by registered mail or by courier to the other parties hereto, charges prepaid and properly addressed with the following addresses:

a.   OKANAGAN HOUSE INC.
Attention: Mr. Ron Pyrozyk, President
200-537 Leon Avenue, Kelowna
British Columbia

b.   David Ulis, CEO
ECOMED INC.
183 Shouldice Road Alcove
Quebec, Canada JOX I AO

20.2 All such notices shall be effective as of ten (10) business days from mailing.

21.  Sole Understanding

This Agreement sets forth the entire agreement and understanding between OKANAGAN HOUSE and ECOMED as to the subject matter described herein, and supersedes and merges all prior discussions, correspondence, negotiations, and agreements between the parties relating thereto.

22.  Modifications

This agreement can not be modified except in writing signed by authorized representatives of OKANAGAN HOUSE and ECOMED.

23.  No Representation or Warranty

23.1 All parties warrant and represent that they are fully entitled to make and enter into the Agreement set forth herein and that they are not precluded therefrom by any other agreement now in effect; and

23.2 OKANAGAN HOUSE makes no representations or warranties and assumes no liability whatsoever with respect to infringement of any patent or any other technical rights owned or controlled by third parties arising out of or resulting from the exercise or use by ECOMED of the right and license granted hereunder in this Agreement. Moreover, OKANAGAN HOUSE makes no representations or warranties as to the patentability of the Technology or the validity or enforceability of any patent that has issued or issues on the Technology.

24.  No Waiver

The failure of OKANAGAN HOUSE or ECOMED to enforce any provision of this Agreement or to terminate this Agreement for the breaching of any covenants or condition herein, shall not operate thereafter as a waiver of that provision or any other provision of this Agreement, or as a waiver of the right to terminate this Agreement.

25.  Attorneys' Fees

The parties hereto and each of them acknowledge that in the unlikely event of litigation being initiated for the enforcement of the terms and provisions of this Agreement, then the prevailing party in such litigation shall be entitled to an award of reasonable attorneys' fees, costs, and disbursements incurred in relation to such litigation. Such reasonable attorney's fees, costs, and disbursements incurred shall be paid by the non-prevailing party in the litigation, and if two non-prevailing parties are involved, each non-prevailing party shall be jointly and severely liable for such reasonable attorneys' fees, costs, and disbursements incurred.

26.  Advice of Counsel

All parties to this Agreement acknowledge that they have obtained review of this Agreement and consultation and advice concerning the terms of this Agreement from their independent legal counsel. All parties have been given the opportunity to have their legal counsel present at signing. This Agreement is to be construed fairly and non-strictly in favor of or against any party hereto.

27.  Captions

The captions are inserted herein only as a matter of convenience and for reference, and in no way define, limit or describe the scope of the Agreement or the intent of any provision herein.

IN WITNESS WHEREOF, OKANAGAN HOUSE and ECOMED have caused this Agreement to be executed as of and on the Effective Date.

OKANAGAN HOUSE INC.      ECOMED INC.

Ron Pyrozyk, President   David Ulis, Chief Executive Officer

     SCHEDULE A
(alphabetical by country)

1.   Title:    THERMAL BANDAGE
     Country:  Australia
     Filing Date:   1993/08/06 (PCT)
     Serial No.:    46,946/93
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.:

2.   Title:    THERMAL BANDAGE
     Country:  Brazil
     Filing Date:   1993/08/06 (PCT), 1994/04/08
     Serial No.:    9,305,603
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

3.   Title:    THERMAL BANDAGE
     Country:  Canada
     Filing Date:   1993/08/06 (PCT)
     Serial No.:    2,120,704
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

4.   Title:    THERMAL BANDAGE
     Country:  Czech Republic
     Filing Date:   1994/05/09
     Serial No.:    PV 1146-94
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

5.   Title:    THERMAL BANDAGE
     Country:  Europe
     Filing Date:   1993/08/06 (PCT)
     Serial No.:    93917485.0
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

6.   Title:    THERMAL BANDAGE
     Country:  Japan
     Filing Date:   1993/08/06
     Serial No.:    504856/94
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

7.   Title:    THERMAL BANDAGE
     Country:  New Zealand
     Filing Date:   1993/08/06 (PCT), 1994/04/22
     Serial No.:    254,711
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

8.   Title:    THERMAL BANDAGE
     Country:  PCT
     Filing Date:   1993/08/06 (PCT)
     Serial No.:    PCT/CA93/00318
     Assignee: Okanagan House Inc.
     Status:   Converted to National Phase
     Pat. No.: N/A

9.   Title:    THERMAL BANDAGE
     Country:  Poland
     Filing Date:   1993/08/06 (PCT), 1994/04/08
     Serial No.:    P-303 099
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

10.  Title:    THERMAL BANDAGE
     Country:  Republic of Korea
     Filing Date:   1993/08/06(PCT), 1994/04/09
     Serial No.:    94-701153
     Assignee: Okanagan House Inc.
     Status:
     Pat. No.:

11.  Title:    THERMAL BANDAGE
     Country:  Taiwan
     Filing Date:
     Serial No.:
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 82897

12.  Title:    THERMAL BANDAGE
     Country:  Ukraine
     Filing Date:   1993/08/06 (PCT), 1994/04/05
     Serial No.:    M4400317
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

13.  Title:    THERMAL BANDAGE
     Country:  United States of America
     Filing Date:   1992/08/10
     Serial No.:    926,438
     Assignee: Okanagan House Inc.
     Status:   Abandoned - continuation filed 48788-15
     Pat. No.:

14.  Title:    THERMAL BANDAGE
     Country:  United States of America
     Filing Date:   1993/12/13
     Serial No.:    165,570
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 5,431,622

     SCHEDULE B
(alphabetical by country)

1.   Title:    HAIR BRUSH MOUSSE DISPENSING DEVICE
     Country:  Austria
     Filing Date:   1992/03/13
     Serial No.:    968/92, 969/92
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 3640,3641,3642

2.   Title:    HAIR BRUSH
     Country:  Benelux
     Filing Date:   1992/03/04
     Serial No.:    67439-00
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 22206-00

3.   Title:    HAIR BRUSH
     Country:  Denmark
     Filing Date:   1992/03/17
     Serial No.:    265/92
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: MR 0 107 1993

4.   Title:    HAIR BRUSH
     Country:  France
     Filing Date:   1992/03/16
     Serial No.:    0313542
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 921638

5.   Title:    HAIR BRUSH
     Country:  Germany
     Filing Date:   1991/09/17
     Serial No.:    M9106674.3
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: M 9106 674.3

6.   Title:    HAIR BRUSH MOUSSE DISPENSING DEVICE
     Country:  Italy
     Filing Date:   1992/03/11
     Serial No.:    M1920000130
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: M1920000130

7.   Title:    HAIR BRUSH MOUSSE DISPENSING DEVICE
     Country:  Japan
     Filing Date:   1992/03/12
     Serial No.:    6798/92
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 885387

8.   Title:    VIBRATING AND ULTRASONIC SOUND EMITTING GROOMING
          DEVICE APPARATUS AND METHOD
     Country:       Mexico
     Filing Date:
     Serial No.:
     Assignee:      Okanagan House Inc.
     Status:   Issued
     Pat. No.:

9.   Title:    VIBRATING AND ULTRASONIC SOUND EMITTING GROOMING
          DEVICE APPARATUS AND METHOD
     Country:  PCT
     Filing Date:   1994/03/29
     Serial No.:    PCT/CA94/00183
     Assignee: Okanagan House Inc.
     Status:   Converted to National Phase
     Pat. No.:

10.  Title:    HAIR BRUSH MOUSSE DISPENSING BRUSH
     Country:  Spain
     Filing Date:   1992/03/20
     Serial No.:    9200876
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 9200876

11.  Title:    HAIR BRUSH MOUSSE DISPENSING DEVICE
     Country:  Sweden
     Filing Date:   1992/03/17
     Serial No.:    92-0635
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 53068

12.  Title:    HAIR BRUSH MOUSSE DISPENSING DEVICE
     Country:  Switzerland
     Filing Date:   1992/03/11
     Serial No.:    119534
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 119,534

13.  Title:    UNIVERSAL MOUSSE BRUSH
     Country:  Taiwan
     Filing Date:   1988/06/21
     Serial No.:    78204208
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 52535

14.  Title:    VIBRATING AND ULTRASONIC SOUND EMITTING GROOMING
          DEVICE APPARATUS AND METHOD
     Country:  Taiwan
     Filing Date:   1994/03/28
     Serial No.:    83102697
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 69239

15.  Title:    HAIR BRUSH AND MOUSSE DISPENSING DEVICE
     Country:  United Kingdom
     Filing Date:   1990/01/09
     Serial No.:    2 239 591 A
     Assignee:
     Status:   Pending
     Pat. No.:

16.  Title:    HAIR BRUSH AND MOUSSE DISPENSING DEVICE
     Country:  United States of America
     Filing Date:   1988/05/03
     Serial No.:    07/189,647
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 4,938,621

17.  Title:    HAIR TREATMENT DEVICE
     Country:  United States of America
     Filing Date:   1992/06/16
     Serial No.:    07/399,524
     Assignee: Okanagan House Inc.
     Status:
     Pat. No.:

18.  Title:    VIBRATING AND ULTRASONIC SOUND EMITTING GROOMING
          DEVICE APPARATUS AND METHOD
     Country:  United States of America
     Filing Date:   1993/05/13
     Serial No.:    060,655
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 5,297,512

19.  Title:    APPARATUS AND METHOD FOR DISPENSING AND APPLYING FLUID
     Country:  United States of America
     Filing Date:   1994/05/04
     Serial No.:    08/237,985
     Assignee: Okanagan House Inc.
     Status:   Abandoned - filed 48788-3
     Pat. No.:

20.  Title:    APPARATUS AND METHOD FOR DISPENSING AND APPLYING FLUID
     Country:  United States of America
     Filing Date:   1995/08/30
     Serial No.:    521,458
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 5,547,303

21.  Title:    POWDER DISPENSING VIBRATING GROOMING APPARATUS
     Country:  United States of America
     Filing Date:   1995/09/26
     Serial No.:    08/533,873
     Assignee:
     Status:
     Pat. No.:

SCHEDULE C

I    Title:    SYRINGE WITH INTEGRAL SAFETY COVER
     Country:  United States of America
     Filing Date:   Unknown
     Serial No.:    Unknown
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:


SCHEDULE D

I    Title:    TIRE TRACTION APPARATUS
     Country:  Taiwan
     Filing Date:   1994/04/26
     Serial No.:    84201733
     Assignee: Okanagan House Inc.
     Status:   Pending
     Pat. No.:

2.   Title:    TIRE TRACTION APPARATUS
     Country:  United States of America
     Filing Date:   1993/11/19
     Serial No.:    154,418
     Assignee: Okanagan House Inc.
     Status:   Issued
     Pat. No.: 5,402,838


---------------------- REVISION LIST ----------------------

The bracketed numbers refer to the Page and Paragraph for the start of the paragraph in both the old and the new documents.

[1:2 1:2] Changed   "______" to "8th"
[1:4 1:4] Changed   "HOUSE, INC.," to "HOUSE INC.,"
[1:5 1:5] Del Para  "INDUSTRIAL DYNAMICS        DYNAMICS"), and"
[1:6 1:5] Changed   "ECOMED",to "ECOMED"
[1:9 1:7] Changed   "B. INDUSTRIAL      forth herein." to "B"
[1:10 1:8] Changed  "C." to "."
[1: 10 1: 8] Changed     "sublicense" to "license"
[1:22 1:20] Changed "HOUSE, INDUSTRIAL DYNAMICS, and" to "HOUSE and"
[1:26 1:23] Changed "2.1 License ... INDUSTRIAL DYNAMICS" to "2. 1 "
[1:27 1:24] Changed "2.1.a OKANAGAN" to "OKANAGAN"
[1:27 1:24] Changed "INDUSTRIAL DYNAMICS" to "ECOMED"
[1:28 1:25] Changed "2.1.b " to "2.2"
[1:28 1:25] Changed "INDUSTRIAL DYNAMICS" to "ECOMED"
[1:29 1:26] Del Paras    "2.2 Sublicense ... OKANAGAN HOUSE."
[1:34 1:28] Changed "by INDUSTRIAL ... or ECOMED" to "by ECOMED"
[1:34 1:28] Changed "provided to ... ECOMED as" to "provided to ECOMED as" [1:34 1:28] Changed "disclosed ... ECOMED by" to "disclosed to ECOMED by" [1:35 1:29] Changed "3.3 INDUSTRIAL ... and ECOMED" to "3.3 ECOMED"
[1:37 1:30] Changed "4.1 As part ... Agreement; and" to "4. 1"
[1:38 1:31] Changed "4.2 As" to "As"
[1:38 1:31] Changed "to INDUSTRIAL DYNAMICS a" to "to OKANAGAN HOUSE a" [1:38 1:31] Changed "to INDUSTRIAL DYNAMICS within" to "to ECOMED within" [1:39 1:32] Changed "4.3" to "4.2"
[1:39 1:32] Changed "4.2" to "4.1"
[1:39 1:32] Changed      INDUSTRIAL DYNAMICS" to "OKANAGAN HOUSE"
[1:40 1:33] Changed "4.4 INDUSTRIAL DYNAMICS" to "4.3 OKANAGAN HOUSE"
[1:42 1:35] Changed "prevent INDUSTRIAL ... or ECOMED" to "prevent ECOMED" [1:45 1:38] Changed "to INDUSTRIAL ... to ECOMED" to "to ECOMED"
[1:45 1:38] Changed "paragraphs " to "paragraph"
[1:45 1:38] Changed "4.1 and 4.2" to "4. 1"
[1:47 1:40] Changed "HOUSE, INDUSTRIAL DYNAMICS, and" to "HOUSE and"
[1:47 1:40] Changed "HOUSE, INDUSTRIAL DYNAMICS, or" to "HOUSE or"
[1:48 1:41] Changed "7.2 OKANAGAN ... ECOMED shall" to "7.2 OKANAGAN ... ECOMED shall"
[1:48 1:41] Changed "of OKANAGAN ... ECOMED as" to "of OKANAGAN ... ECOMED
as"
[1:55 1:48] Changed      "ECOMED and ... DYNAMICS hereby" to "ECOMED
hereby"
[1:55 1:48] Changed "to jointly ... ECOMED will pay" to "to administer and pay"
[1:56 1:49] Changed "HOUSE and ... DYNAMICS in" to "HOUSE in"
[1:56 1:49] Changed "the first option" to "the option"
[1:56 1:49] Changed "ECOMED and ... DYNAMICS of" to "ECOMED of"
[1:57 1:50] Changed "10.3 In the ... 11." to "11."
[1:59 1:51] Changed "with INDUSTRIAL ... or OKANAGAN" to "with OKANAGAN" [1:61 1:53] Changed "HOUSE and ... DYNAMICS and" to "HOUSE and"
[1:62 1:54] Changed "HOUSE and INDUSTRIAL DYNAMICS" to "HOUSE"
[1:63 1:55] Changed "HOUSE or INDUSTRIAL DYNAMICS after" to "HOUSE after" [1:64 1:56] Changed "; and" to "."
[1:65 1:56] Del Para     "12.3 In the event ... third party offer."
[1:67 1:58] Changed "HOUSE and ... ECOMED shall" to "HOUSE shall"
[1:69 1:60] Changed "HOUSE and ... DYNAMICS in" to "HOUSE in"
[1:69 1:60] Changed "HOUSE and ... DYNAMICS shall" to "HOUSE shall"
[1:70 1:61] Changed "notifies INDUSTRIAL ... and OKANAGAN" to "notifies
OKANAGAN"
[1:70 1:61] Changed "notification, ... DYNAMICS shall" to "notification,
 ... HOUSE shall"
[1:70 1:61] Changed "infringers. ... DYNAMICS further" to "infringers. ...
HOUSE further"
[1:70 1:61] Changed "action. OKANAGAN ... and ECOMED to "action. ECOMED" [1:70 1:61] Changed "with INDUSTRIAL HOUSE" to "with OKANAGAN HOUSE"
[1:70 1:61] Changed "INDUSTRIAL DYNAMICS;" to "OKANAGAN HOUSE;"
[1: 71 1:621 Del Para    "13.5 INDUSTRIAL ... any infringer;"
[1:72 1:62] Changed "13.6" to "13.5"
[1:72 1:62] Changed "INDUSTRIAL DYNAMICS " to "OKANAGAN HOUSE"
[1:72 1:62] Changed "ECOMED, INDUSTRIAL DYNAMICS, and" to "ECOMED and" [1:73 1:63] Changed "13.7 In the ... 14." to "14."
[1:75 1:64] Changed "HOUSE and ... DYNAMICS," to "HOUSE,"
[1:75 1:64] Changed "or INDUSTRIAL DYNAMICS, or their" to "or their"
[1:76 1:65] Changed "itself, INDUSTRIAL DYNAMICS, and" to "itself and" [1:79 1:68] Changed "HOUSE and ... DYNAMICS a" to "HOUSE a"
[1:79 1:68] Changed "to INDUSTRIAL DYNAMICS;" to "to OKANAGAN HOUSE;"
[1:80 1:69] Changed "that OKANAGAN HOUSE fails" to "that ECOMED fails" [1:80 1:69] Changed "transfer " to "make "
[1:80 1:69] Changed "of the Technology " to "payment"
[1:80 1:69] Changed "Agreement, or" to "Agreement or"
[1:80 1:69] Changed "confidence, ... DYNAMICS may," to "confidence, ... HOUSE may,"
[1:80 1:69] Changed "to other" to "to any other"
[1:80 1:69] Changed "it" to "they "
[1:80 1:69] Changed "of its intent" to "of their intent"
[1:80 1:69] Changed "INDUSTRIAL ... any time " to "OKANAGAN HOUSE, at anytime"
[1:80 1:69] Changed "thereafter terminate" to "thereafter, terminate"
[1:80 1:69] Changed "written notice of the" to "written notification of [1:80 1:69] Changed "to OKANAGAN ... and ECOMED," to "to ECOMED,"
[1:80 1:69] Changed "giving notice" to "giving the notice"
[1:81 1:69] Changed "15.4 In the ... Technology;" to "15.4"
[1:82 1:70] Changed "15.5 In" to " In"
[1:83 1:71] Changed "15.6 In the ... 16." to "16."
[1:85 1:72] Changed "16.1 ECOMED" to "ECOMED"
[1:85 1:72] Changed "of INDUSTRIAL ... and OKANAGAN" to "of OKANAGAN"
[1:85 1:72] Changed "; and" to "."
[1:86 1:72] Del Para     "16.2 INDUSTRIAL ... INDUSTRIAL DYNAMICS."
[1:99 2:4] Changed  "b.Rodney ... Managing Director" to "b. "
[1:100 2:5] Del Paras    "INDUSTRIAL DYNAMICS ... WA 99224 U.S.A."
[1:103 2:5] Changed "c. David" to "David"
[1:104 2:7] Changed ",U.S. Business Office" to " 183 Shouldice Road Alcove"
[1:105 2:8] Del Para     "3707 South Godfrey ... WA 99224 U.S.A."
[1:107 2:8] Add Para     "Quebec, Canada J0X I A0"
[1:109 2:11] Changed     "HOUSE, INDUSTRIAL DYNAMICS, and" to "HOUSE and"
[1:111 2:13] Changed     "HOUSE, INDUSTRIAL DYNAMICS, and" to "HOUSE and"
[1:114 2:161 Changed     "by INDUSTRIAL ... or ECOMED" to "by ECOMED"
[1:116 2:18] Changed     "HOUSE, INDUSTRIAL DYNAMICS, or" to "HOUSE or"
[1:123 2:25] Changed     "HOUSE, INDUSTRIAL DYNAMICS and" to "HOUSE and"
[1:124 2:26] Changed     "INDUSTRIAL DYNAMICS LIMITED " to "ECOMED INC."
[1:124 2:25] Changed     "President ... Director  "to "President"
[1:125 2:26] Changed     "ECOMED       " to "David"


This redlined draft, generated by CompareRite - The Instant Redliner, shows
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original document : L:\RGW\290087\001-LA~1.DOC
and revised document: L:\RGW\290087\001-LA.DOC

CompareRite found 97 change(s) in the text

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EXHIBIT 10.2  License Agreement with Beth Israel (Patient Gown)
              June 15, 1998


                                                            Execution Copy

                             LICENSE AGREEMENT

This Agreement, effective as of June 15, 1998, is made between Beth Israel Deaconess Medical Center a Massachusetts nonprofit corporation, having its principal place of business at 330 Brookline Avenue, Boston, Massachusetts02215 ("BIDMC") and EcoMed, Inc., a Washington corporation having its principal place of business at 3873 Airport Way, P.O. Box 9754, Bellingham, WA 98227-9754 ("Company").


RECITALS

WHEREAS, BIDMC holds the right to the Patent Rights as hereinafter defined;

WHEREAS, BIDMC desires to have licensed products, as hereinafter defined, developed and used for the benefit of the BIDMC and the public;

WHEREAS, Company wishes to obtain a license to make, have made, use, lease and sell Licensed Products in accordance with the terms and conditions of this Agreement; and

WHEREAS, BIDMC wishes to grant such a license on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenant herein contained, BIDMC and Company agree as follows:

1. DEFINITIONS

The following terms shall have the meanings indicated in this Agreement:

1.1 Affiliate shall mean any company, corporation, or business controlled by, controlling, or under common control with Company. For the purposes of this definition, "control" means direct or indirect beneficial ownership of at least fifty percent (50%) of the voting stock of a corporation or a majority interest in another business entity or having the right to directly appoint or remove a majority or more of the members of its board of directors (or their equivalent), or having the power to control the general management of such company, corporation, or entity by contract, law or otherwise.

1.2  Effective Date shall mean the date first written above.

1.3  Field shall mean all fields.

1.4  Licensed Product shall mean

(a) any product the manufacture, use or sale of which would, absent the license granted by BIDMC to Company herein, infringe any Valid Claim included in the Licensed Patent or any portion thereof; or

(b) any product the manufacture, use or sale of which relies in whole or in part on some or all of the Related Technology; or

(c) any product developed in whole or in part through use of a process which is covered by a Valid Claim included in the Licensed Patent or any portion thereof.

1.5 Net Sales shall mean the aggregate Net Sales Price of Licensed Products in a Royalty Period commencing with the first commercial sale after final regulatory approval of the particular Licensed Product.

1.6 Net Sales Price shall mean the amount billed by Company or its Affiliates from the sales of Licensed Products to independent third parties, less the following;

(a)  Transportation charges or allowances actually paid or granted;

(b) Trade, quantity, cash or other discounts and broker's, distributor's or agent's commissions, if any, allowed and paid by Company to independent parties in arms-length transactions;

(c)  Credits or allowances made or given on account of rejects or returns;

(d)  Retroactive price reductions for any amount not collected; or

(e) Any tax or governmental. charge directly on sale or transportation, use or delivery of products paid by Company.

Licensed Products shall be considered "sold" when invoiced.

Transfer of a Licensed Product to an Affiliate for sale by the Affiliate shall not be considered a sale; in the case of such a transfer, Net Sales shall be based on the gross billing price of the Licensed Product by the Affiliate as invoiced to its customer, less items (a) through (e) above.

If any Licensed Product is sold as a component of a combination of functional elements, the Net Sales Price shall be calculated by multiplying the net sales price of the combination product by the fraction A over A + B, in which "A" is the invoiced price of the Licensed Product portion of the combination and "B" is the invoiced price of the other functional elements of the combination when sold separately during the same accounting period. In the event that either the Licensed Product portion of the combination or any or the other functional elements of the combination were not sold separately during the same accounting period, the Net Sales Price shall be calculated by multiplying the net sales price of the combination product by the fraction C over C + D, in which " C " is the standard fully-absorbed cost of the Licensed Product portion of the combination, and "D" is the standard fully absorbed cost of the other functional elements of the combination, with such costs being determined in accordance with generally accepted accounting practices.

1.7 Patent Rights shall mean the patent entitled "One Piece Open Seam Wrapping Garment for Covering and Uncovering the Human Body on Demand " (U.S.S.N. 5,274,852, issued January 4, 1994), together with any reissues, substitutions, or extensions, as well as any foreign counterparts to such patents.

1.8 Related Technology shall mean all tangible materials, know-how, techniques, conceptions, data, formulas, or other information that (i) is owned or controlled by BIDMC and (ii) related to the licensed patent.

1.9 Royalty Period shall mean each calendar quarter after the first commercial sale of a Licensed Product.

1.10 Sublicense Income shall mean any payments that are received by Company from a sublicensee to the extent that such payments are attributable to sublicense under the Patent Rights and Related Technology that is granted by Company pursuant to Section 2.2, excluding the following payments: (a) up-front payments made in consideration or recognition of prior research and development efforts undertaken by Company, (b) payments made in consideration for the issuance of equity or debt securities of Company, and (c) payments made to support or fund research and development activities intended to produce Licensed Products.

1.11 Valid Claim shall mean a claim of an issued patent which has not been declared invalid or unenforceable by a court of competent jurisdiction or an administrative agency from which no appeal can be or is taken.

2. LICENSE

2.1 License Grant. BIDMC hereby grants to Company and its Affiliates an exclusive, worldwide, royalty-bearing license under the Patent Rights and Related Technology to make, have made, use, offer to sell or sell Licensed Products in the Field.

2.2 Sublicenses. Company shall have the right to grant sublicenses of its rights under Section 2. 1, without the consent of BIDMC, provided that (i) all such sublicense agreements shall be subject to the terms and conditions of this Agreement and (ii) Company shall use commercially reasonable efforts to cause its sublicenses to comply with the terms, including payment terms, of their sublicense agreements. Company shall provide to BIDMC a copy of all sublicense agreements within 30 days of executing the same.

2.3 Retained Rights. BIDMC retains the non-exclusive, non-sublicensable right to make and use Licensed Products for noncommercial, academic research and teaching or other scientific or academic purposes.

2.4 Diligence Requirements. In accordance with Article 4, Company shall use commercially reasonable efforts to proceed diligently with the development of Licensed Products and, after regulatory approval of a Licensed Product, Company shall use diligent efforts to make the Licensed Product reasonably available to the public.

2.5 Marking. To the extent commercially feasible and consistent with prevailing business practices, Company agrees to mark permanently and legibly all Licensed Products that it manufactures or sells under this Agreement with the number of each issued patent under the Patent Rights that applies to such Licensed Product.

2.6 Federal Patent Policy. To the extent that any Licensed Product has been partially funded by the Federal government, Company shall comply with 35 U.S.C. Sections 201-211 and the regulations promulgated thereunder, as amended, or any successor statutes or regulations.

2.7 Compliance with Law. Company shall comply with and shall ensure that its Affiliates and sublicensees comply with all government statutes and regulations that relate to Licensed Products including but not limited to, FDA statutes and regulations and the Export Administration Act of 1979, as amended, codified in 50 App. U.S. C. section 2041 et seq., and the regulations promulgated thereunder or any other applicable export statute or regulation.

2.8 BIDMC Policies. Company shall comply with the applicable policies of CareGroup, BIDMC and Harvard University, as amended by BIDMC and Harvard University from time to time, to the extent the Company receives actual notice of such policies and amendments. The currently applicable policies of BIDMC and Harvard University are attached on Exhibit A.

2.9 Restriction on other Rights. No license is granted to any right not specifically listed or referenced in this Agreement

3. COMPENSATION

3.1 License Fee. In partial consideration for the Licenses granted Company under Article 2, Company shall pay BIDMC a license fee of $30,000 payable in three equal installments of $10,000 the first of which is due within thirty (30) days after the Effective Date. The remaining two payments shall be due on the first and second anniversaries of the Effective Date.

3.2 Royalties. In partial consideration for the licenses granted Company under Article 2, Company and its Affiliates shall pay BIDMC a running royalty equal to the Applicable Percentage of Net Sales of Licensed Products set forth below in any country so long as the production or sale of the Licensed Product in such country is covered by a Valid Claim of an issued patent included in the Patent Rights; provided, however, that if the production of sale of the Licensed Product is not covered by a Valid Claim of an issued patent included in the Patent Rights (i.e. the Licensed Product relies in whole or in part on Related Technology), then royalties shall be reduced by 25 %.

For each specified level of aggregate Net Sales in any Royalty Period, the Applicable Percentage to be applied to such level shall be as follows:

Net Sales Applicable Percentage

First $200,000 of Net Sales   5.5%

All Net Sales from $250,000 to $1,249,999    4%

All Net Sales from $1,250,000 to $2,499,999  3%

All Net Sales over $2,500,000      2%

3.3 Sublicense Income. In partial consideration for the Licenses granted Company under Article 2, Company agrees to pay BIDMC 75 % of the amounts derived from sublicenses granted by the Company pursuant to Section 2.2.

3.4 First Sale. Company shall promptly report to BIDMC the date of first sale of each Licensed Product in each country.

3.5 Reports. After the first commercial sale of a Licensed Product in any country, Company shall deliver to BIDMC, within sixty (60) days of the conclusion of each Royalty Period, a report containing the following information for that Royalty Period:

(a)  total Net Sales of Licensed Products;

(b)  total amount due BIDMC under Section 3.2; and

(c) total amount due BIDMC under Section 3.3 for sublicensee payments attributable to sales of Licensed Products.

All such reports shall be maintained in confidence by BIDMC. If no royalties are due to BIDMC for any Royalty Period, the report shall so state.

3.6 Payment. Company shall deliver to BIDMC, within sixty (60) days after the conclusion of each Royalty Period, any amounts due BIDMC as listed in each report described in Section 3.5. Such payments shall be made by check and sent to the following address:

Barry I. Eisenstein, MD
Vice President, Science and Technology
Office of Corporate Research
Beth Israel Deaconess Medical Center
One Deaconess Road
Boston, MA 02215

3.7 Payment in U.S. Dollars. All payment shall be payable in United States dollars. Conversion of foreign currency to U.S. dollars shall be made at the conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of each Royalty Period. Such payments shall be without deduction of exchange, collection, or other charges.

3.8 Payments in other Currencies. If by law, regulation, or fiscal policy of a particular country, conversion into United States dollars or transfer of funds of a convertible currency to the United States is restricted or forbidden, Company shall give BIDMC prompt written notice of such restriction, which notice shall satisfy the sixty-day payment deadline described in Section 3.6. Company shall pay any amounts due to BIDMC through whatever lawful methods BIDMC reasonably designates; provided, however, that if BIDMC fails to designate such payment method within thirty
(30) days after BIDMC is notified of the restriction, then Company may deposit such payment in local currency to the credit of BIDMC in a recognized banking institution selected by Company and identified by written notice to BIDMC, and such deposit shall fulfill all obligations of Company to BIDMC with respect to such payment.

3.9 Records. Company and its Affiliates shall maintain complete and accurate records of Licensed Products made, used, or sold under this Agreement and any amounts payable to BIDMC in relation to such Licensed Products, which records shall contain sufficient information to permit BIDMC to confirm the accuracy of any reports delivered to BIDMC in accordance with Section 3.5. Company shall retain any such records relating to a given Royalty Period for at least three (3) years after the conclusion of that Royalty Period, during which time BIDMC shall have the right, at its expense, to cause an independent, certified public accountant (who shall be selected by BIDMC and approved by Company) to inspect such records during normal business hours for the sole purpose of verifying any reports and payments delivered under this Agreement. Such accountant shall not disclose to BIDMC any information other than information relating to accuracy of reports and payments made delivered under this Agreement. In the event that any audit performed under this Section reveals a variance of more than five percent (5 %) in favor of Company, Company shall bear the full cost of such audit and shall promptly remit any amounts due BIDMC. BIDMC may exercise its right under this Section only twice in each calendar year and only with reasonable prior notice to Company.

4. DEVELOPMENT MILESTONES

4.1 Company has represented to BIDMC to induce BIDMC to issue this license, that it will diligently develop and commercialize the Licensed Products for the benefit of the public. Company agrees to use commercially reasonable efforts, which shall not be less than the efforts expended by Licensee in connection with its other high priority development projects. Within 90 days of the Execution Date, Company shall deliver to BIDMC a Commercialization and Development Plan for the Licensed Patents and Related Technology, which shall be acceptable to BIDMC. Within 60 days of BIDMC's acceptance of such plan the parties shall mutually agree upon definite performance milestones which shall then be attached hereto and made a part hereof.

4.2 If Company has failed to meet any Milestone, BIDMC shall have the right to terminate this Agreement upon ninety (90) days notice to Company. Company shall have the opportunity during the notice period to correct any such failure to meet such Milestone.

5. REPRESENTATIONS AND WARRANTIES

5.1 Title to Patent Rights: No Conflicting Agreements. BIDMC agrees to use reasonable efforts to file all required elections to maintain title and will otherwise use its reasonable efforts to obtain the entire right, title and interest in the Patent Rights from applicable government and other funding agencies and foundations and to seek maximum exclusive licensing rights and extensions thereof. BIDMC represents that it has disclosed to Company all agreements with any funding agency or foundation that has provided support of any kind in the development of the Patent Rights and Related Technology, and represents that it has not made, nor will during the term of this Agreement make without the written consent of the Company, any agreement with others dealing with the Patent Rights or Related Technology in conflict with the rights contained herein, subject to rights of the United States government.

5.2 Assignments of Rights. BIDMC hereby represents and warrants that whatever rights, title, and interest its employees or members of its medical staff have in the Patent Rights and Related Technology by virtue of their employment or medical staff membership have been, and shall be, assigned to BIDMC.

6. TECHNOLOGY TRANSFER

6.1 Transfer of Information. Within thirty (30) days after the Effective Date, BIDMC shall disclose, or shall cause its employees to disclose, to Company (i) a copy of all patents and patent applications included in the Patent Rights as of the Effective Date and (ii) a summary of all Related Technology as of the Effective Date. Thereafter, at the request of the Company, BIDMC shall make available; or shall cause its employees to make available, to Company any further information or tangible materials included in the Related Technology.

7. PATENTS AND INFRINGEMENT

7.1 Responsibility for Patent Rights. BIDMC shall have primary responsibility for the preparation, filing, prosecution, and maintenance of all patent applications and patents included in the Patent Rights, using patent counsel reasonably acceptable to Company. BIDMC shall consult with Company as to the preparation, filing, prosecution, and maintenance of all such patent applications and patents reasonable prior to any deadline or action with the U.S. Patent & Trademark Office or any foreign patent office and shall furnish to Company copies of all relevant documents reasonably in advance of such consultation. In the event that BIDMC desires to abandon any patent or patent application within the Patent Rights, or if BIDMC declines responsibility for any such patent or patent application, BIDMC shall provide reasonable prior written consent to Company of such abandonment or decline of responsibility, and Company shall have the right, at its expense, to prepare, file, prosecute, and maintain such Patent Rights, in the name of BIDMC.

7.2 Patent-Related Expenses. Company shall reimburse BIDMC for all reasonable expenses incurred by BIDMC in connection with the preparation, filing, prosecution, and maintenance of the Patent Rights prior to the Effective Date and thereafter pursuant to Section 7.1; provided, however, that Company shall have no obligation to reimburse BIDMC for any such expenses unless BIDMC submits to Company appropriate documentation, including invoices and detailed descriptions of all costs and fees incurred by patent counsel; and provided further that Company shall have the right to review and comment on any costs and expenses incurred in connection with a particular action or the preparation of a particular document when the Company reviews the relevant documents pursuant to Section 7.1. Company may elect, upon sixty (60) days written notice to BIDMC, to cease payment of the expenses associated with obtaining or maintaining patent production for one or more patents or patent applications in one or more countries. In such event, the Company shall lose all rights under this Agreement with respect to such patent or patent application.

7.3 Notification of Infringement . Each party agrees to provide written notice to the other party promptly after becoming aware of any infringement of the Patent Rights.

7.4 Infringement Actions. Company shall have the right, under its own control and at its own expense, to prosecute in the name of BIDMC any third party infringement of the Patent Rights or to defend the Patent Rights in any declaratory judgment action brought by a third party which alleges invalidity, unenforceability, or non-infringement or the Patent Rights, and any recovery obtained shall be given to the Company. In the event that Company fails to initiate an infringement action within six (6) months after it first becomes aware of the basis for such action, or to answer a declaratory judgment action within six (6) months after such action is filed, BIDMC shall have the right to prosecute such infringement or answer such declaration judgment action, under its sole expense, and any recovery obtained shall be given to BIDMC. Neither party shall enter into any settlement, consent judgment, or other voluntary final disposition of any infringement action under this Section without the consent of the other party, which consent shall not be unreasonably withheld. Company may offset a total of fifty percent (50%) of any expenses incurred under this Section against any royalty payments due BIDMC; expenses in excess of the amounts due in any Royalty Period may be carried over into subsequent Royalty Periods.

7.5 Cooperation . Each party agrees to cooperate fully, at its own expense, in any action under this Article 7 which is controlled by the other party.

8. INDEMNIFICATION: INSURANCE: WARRANTY DISCLAIMER

8.1  Indemnification .

(a) Company shall indemnify, defend and hold harmless BIDMC and its trustees, officers, medical and professionals staff, employees, and agents and their respective successors, heirs and assigns (the "Indemnitees"), against any liability, damage, loss, or expense (including reasonable attorneys' fees and expenses of litigation) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments arising out of any theory of product liability (including, but not limited to, actions in the form of tort, warranty, or strict liability) concerning any product, process or service made, used or sold pursuant to any right or license granted under this Agreement.

(b) Company's indemnification under (a) shall not apply to any liability, damage, loss or expense to the extent that it is directly attributable to the (i) negligent activities or intentional misconduct of the Indemnitees or (ii) the settlement of a claim, suit, action or demand by Indemnitees unless such settlement has been approved by Company in writing.

(c) Company agrees, at its own expense, to provide attorneys reasonably acceptable to BIDMC to defend against any actions brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought. Indemnitees agree to provide Company with prompt written notification of any claim, suit, action, demand or judgment for which indemnification is sought hereunder and to fully cooperate with Company in the defense thereof. Indemnitees will permit Company to conduct and control the defense and disposition (including all decisions relative to litigation, appeal and settlement) of such claim, suit or action. Company agrees to keep BIDMC informed of the progress in the defense and disposition of such claim and to consult with BIDMC with regard to any settlement thereof which Company proposes to enter into.

8.2  Insurance.

(a) At such time as any product, process or service relating to, or developed pursuant to this Agreement is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Company or by a licensee, Affiliate or agent of the Company, Company shall at its sole cost and expense, procure and maintain comprehensive general liability insurance in amounts not less than $2,000,000 per incident and $2,000,000 annual aggregate and naming the Indemnitees as additional insureds. Such comprehensive general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for Company's indemnification under Section 8.1 of the Agreement. If Company elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of $250,000 annual aggregate) such self-insurance program must be acceptable to BIDMC and BIDMC's insurance carrier. The minimum amounts of insurance coverage required under this Section 8.2 shall not be construed to create a limit of Company's liability with respect to its indemnification under Section 8.1 of this Agreement.

(b) Company shall provide BIDMC with written evidence of such insurance upon request of BIDMC. Company shall provide BIDMC with written notice at least fifteen (15) days prior to the cancellation, not-renewal or material change in such insurance; if Company does not obtain replacement insurance providing comparable coverage within such fifteen (15) day period, BIDMC shall have the right to terminate this Agreement effective at the end of such fifteen (15) day period without notice or any additional waiting periods.

(c) Company shall maintain such comprehensive general liability insurance beyond the expiration or termination of this Agreement during (i) the period that any product, process, or service, relating to or developed pursuant to this Agreement is being commercially distributed or sold (other than for the purpose of obtaining regulatory approvals) by Company or by a licensee, Affiliate or agent of Company and (ii) a reasonable period after the period referred to in (c) (i) above which in no event shall be less than 10 years.

8.3 Warranty Disclaimer. BIDMC MAKES NO EXPRESS OR IMPLIED WARRANTY INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR ANY IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO PATENT RIGHTS, RELATED TECHNOLOGY AND LICENSED PRODUCTS AND HEREBY DISCLAIMS THE SAME. LICENSOR MAKES NO EXPRESS OF IMPLIED WARRANTY THAT THE MANUFACTURE, USE OR SALE OF ANY LICENSED PRODUCT WILL NOT INFRINGE ANY PATENT OR OTHER RIGHT OF ANY PARTY AND HEREBY DISCLAIMS THE SAME.

8.4 Survival. This Article 8 shall survive expiration or termination of this Agreement.

8.5 Any sublicensee shall maintain insurance in favor of Licensor under the same terms as set forth above.

9. TERM AND TERMINATION

9.1 Term. This Agreement shall remain in effect until the expiration of the last of any patents included in the Patent Rights or 15 years after the first commercial sale of a Licensed Product whichever shall occur earlier.

9.2 Termination by BIDMC. BIDMC shall have the right to terminate this Agreement and the license granted hereunder if Company breaches any provision of this Agreement in any material respect, and such breach is not cured within sixty (60) days after written notice from BIDMC to Company specifying the nature of such breach.

9.3 Voluntary Termination by Company. Company shall have the right to terminate this Agreement, for any reason, upon ninety (90) days prior written notice to BIDMC.

9.4 Bankruptcy. In the event of receivership of bankruptcy of Company, or in the event Company shall make an assignment for the benefit of creditors, or in the event Company shall substantially discontinue its business, BIDMC may terminate this Agreement effective immediately on notice to Company but without prejudice to any rights of BIDMC under this Agreement.

9.5  Effect of Termination.

(i) Upon termination of this Agreement for any reason, nothing herein shall be construed to release either party from any obligation that matured prior to the effective date of such termination.

(ii) Upon any termination of this Agreement by BIDMC, Company shall permit BIDMC to utilize and otherwise have the benefit of all regulatory approvals of, or clinical trials or other studies conducted on, and all filings made with regulatory agencies in connection with, the Licensed Patents and Related Technology in order to assist BIDMC or its licensees in developing the Licensed Patents and Related Technology and obtaining any approvals required to make, have made, use, offer to sell or sell Licensed Products.

(iii) The provisions of Sections 7.4 (Infringement Actions), 8.1 (Indemnification), 8.2 (Insurance), 8.3 (Warranty Disclaimer), and 10 (Dispute Resolution) shall survive termination of this Agreement for any reason.

(iv) Company and any sublicensee may, after termination, sell all Licensed Products which are in inventory at the time of termination, and complete and sell Licensed Products with Company can clearly demonstrate were in the process of manufacture at the time of such termination, provided that Company shall pay to BIDMC any royalties due on the sale of such Licensed Products and shall submit reports, in accordance with this Agreement.

10. ARBITRATION

Any controversy, claim, or other dispute arising out of this Agreement or relating to the subject matter hereof, except for disputes relating to the validity of enforceability of the Patent Rights, shall be decided by arbitration before a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association, unless the parties agree otherwise. This agreement to arbitrate shall be specifically enforceable under the prevailing arbitration law. The award rendered by the arbitrator shall be final and binding on all parties, and judgment may be entered thereon in any court having jurisdiction thereof. The arbitration shall be held in the Boston, Massachusetts metropolitan area.

11. GENERAL

11.1 Publicity. Company shall not use the name of the BIDMC nor that of any BIDMC Affiliate, BIDMC staff member, employee or student, or any adaption thereof in any advertising, promotional or sales literature, or in any other form of publicity without prior written consent obtained from BIDMC in each case, and from the individual staff member, employee or student if such individual's name is so used. The foregoing notwithstanding, Company shall have the right to disclose the existence of this Agreement only in any prospectus, offering memorandum or other document of filing required by applicable securities laws or other applicable law or regulation.

11.2 Assignment. Company may not assign the Agreement or any of the rights or duties hereunder without the prior written consent of BIDMC, except that Company shall have the right to assign this Agreement to an Affiliate or to a successor to that portion of its business which relates to the Patent Rights or Related Technology.

11.3 Binding Effect . This Agreement shall be binding upon and shall insure to the benefit of the parties hereto, their Affiliates, and their respective permitted transferees, successors and assigns.

11.4 Entire Agreement. This Agreement constitutes the entire and only agreement between the parties relating to Patent Rights and Related Technology, and all prior negotiations, representations, agreements and understandings are superseded hereby. No agreements amending, altering or supplementing the terms hereof may be except by means of a written document signed by the duly authorized representatives of the parties.

11.5 Notice. Any notice or communication required or permitted to be given hereunder shall be in writing and, except as otherwise expressly provided in this Agreement, shall be deemed given and effective (i) when delivered personally or by confirmed facsimile transmission or (ii) when received if sent by overnight express or mailed by certified, registered or regular mail, postage prepaid, addressed to a party at its address stated above, or to such other address as such party may designate by written notice in accordance with the provisions of this Section.

11.6 Choice of Law. This Agreement shall be construed and enforced in accordance with the domestic substantive laws of the Commonwealth of Massachusetts without regard to any choice or conflict of laws, rule or principle that would result in the application of the domestic substantive law of any other jurisdiction.

11.7 Headings. Headings included herein are for convenience only, and shall not be used to construe this Agreement.

11.8 Relationship of Parties. For the purpose of this Agreement and all services to be provided hereunder, each shall be, and shall be deemed to be, an independent contractor and not an agent or employee of the other party. Neither party shall have authority to make any statements, representations or commitments of any kind, or to take any action which shall be biding on the other party, except as may be explicitly provided for herein or authorized in writing.

11.9 Severability. If any provision of this Agreement shall be found by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall either be reformed to comply with applicable law or stricken if not so conformable, so as not to affect the validity or enforceability of this Agreement.

11. 10    Waiver. Failure of either party to enforce a right under this
Agreement shall not act as a waiver of that right or the ability to later assert that right relative to the particular situation involved or to terminate this Agreement arising out of any subsequent default or breach.

11.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original document, but all of which shall constitute the same agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

BETH ISRAEL DEACONESS    COMPANY:
MEDICAL CENTER:

By:
Name:     David Dolins        Name:  David Ulis
Title:    President           Title: Chief Executive Officer
Date:     July 1, 1998        Date:  June 22, 1998

By:
Name : Barry Eisenstein, MD
Title: Vice President,
       Science and Technology
Date:  July 1, 1998


  EXHIBIT 10.3  License Agreement with Enturn Medical July 10, 1998


                             LICENSE AGREEMENT

This Agreement is made and entered into effective as of this 10th day of July, 1998 (the "Effective Date").

BY AND BETWEEN:

Enturn Medical Corporation, a company incorporated under the laws of Mississippi, ("Enturn"), with its offices at Columbia, Mississippi, and

ECOMED INC., a company incorporated under the laws of the state of Washington in the United State of America, with its offices at 220 W. Champion St, Suite 260, Bellingham, Washington.

WHEREAS,

A. Enturn is the owner of certain technology and intellectual property, including products, know-how, proprietary and confidential information, patents, trademarks, copyrights and trade secrets, relating to certain medical devices (the "Technology").

B. ECOMED is a company focused on the commercialization of newly created medical devices and related products. ECOMED is desirous of obtaining an exclusive, irrevocable license to manufacture, use, sell, and distribute the Technology and products associated with the Technology, subject to the terms and conditions set forth herein.

C. Enturn and ECOMED desire to establish a business relationship to meet a shared objective, satisfy a mutual need, and address a shared risk. The shared objective is to efficiently and cost effectively bring to market medical devices and related products in order to achieve optimum profitability. The mutual need is to achieve a synergy between the two parties to create a need for them to work together in a seamless fashion to achieve the shared objective. The shared risk for both companies is a possibility of not achieving optimum profitability. To minimize the risk and maximize the motivation to achieve the shared objective, the two parties agree to share profits as defined below in the terms and obligations of this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for good and valuable consideration, it is agreed as follows:

1.   Definitions

1.1       "Technology" shall mean and include:

1. 1.a    Enturn Patient Positioning and Turning Device, Model 100 as
described in the U.S. patent set forth in Schedule A, paragraph I
(attached), and any related devices and methods under development by Enturn as of the Effective Date of this Agreement;

1. 1.b    Enturn Patient Positioning and Turning Device, Model 200 as
described in the U.S. patent set forth in Schedule A, paragraph 2
(attached), and any related devices and methods under development by Enturn as of the Effective Date of this Agreement;

1. 1.c    Enturn Patient Positioning and Turning Device, Model 300 as
described in the U.S. patent set forth in Schedule A, paragraph 3
(attached), and any related devices and methods under development by Enturn as of the Effective Date of this Agreement;

1. 1.d    All technical knowledge and information, including but not limited to proprietary and confidential information, trade secrets, know-how, and other information possessed by Enturn involving the products, processes, manufacture, installation, methods and techniques, technical notes, and other technical information related to and pertinent to the manufacture, use, and sale of products of paragraphs 1. La - 1. I.c, wherein any such trade secrets relating to paragraphs 1.1.a - 1.1.c was developed after filing of the U.S. patent applications identified therein; and

1.1.e     All developments and improvements relating to the products knowledge and information set forth in paragraphs 1. La - 1. 1. f that is made by Enturn and ECOMED after the Effective Date of this Agreement.

     1.2  "Territory" shall mean all geographic areas worldwide.

     1.3 "Product" shall mean products in accordance with or including the devices, apparatus, systems and technical knowledge and information of paragraphs 1.1.a - 1.1.f.

     1.4 'Trademarks" shall mean the trademarks identified in Schedule A, paragraphs 4

     1.5 "Packaging Materials" shall mean and include a tags, labels, cartons, containers, wrapping and other materials in which or with which the Products are packaged which bear either of the Trademarks.

1.6 "Business Materials" shall mean and include all stationery, letterheads, envelopes, business cards, invoices, and all other business material used by ECOMED which bears either of the Trademarks.

     1.7 "Advertising Material" shall mean and include all materials used by ECOMED for advertising which bear either of the Trademarks and are used to promote the Products.

2.   Grant of License

2.1 Enturn hereby grants to ECOMED an exclusive and irrevocable license in the Territory to make, use, sell, and develop the Technology and Products; and

2.2 Enturn hereby grants to ECOMED an unconditional right to appoint sublicensees to develop, manufacture, use, sell, and distribute the Technology and Products within the Territory with or without prior consent of Enturn.

3.   Scope of the Agreement

3.1 This Agreement covers all rights including, but not limited to, patent rights, trademark rights, copyrights, and trade secret rights, pertaining to the Technology;

3.2 Trade secrets do not include information that is (a) a matter of public knowledge as of the Effective Date of this Agreement or is already known by ECOMED unless provided to ECOMED as confidential and proprietary information, or (b) disclosed to ECOMED by a third party (who is not under a secrecy restriction to Enturn) on a nonconfidential basis,

3.3 ECOMED shall assume exclusive control over the Products, including but not limited to the marketing, manufacturing and distributing of the Products.
     ECOMED may promote, distribute, and sell the Products to any consumer, retailer, distributor, and wholesaler without prior authorization from
Enturn.

4.   Consideration

As part of the consideration under this Agreement, ECOMED shall pay a royalty to Enturn comprising twenty percent (20%) of the gross sales of the Products made by ECOMED or its authorized sublicensees during the term of this Agreement, to the maximum of $2,000,000 of gross sales, and 5% of gross sales for any amounts thereafter. Gross sales is the amount of total receipts for sales by ECOMED of the Product. Notwithstanding the terms of this paragraph, this Consideration does not apply to the initial order covered by the Letter Of Agreement executed separately by both parties dated May 12,1998.

5.   Records, Reports. and Payments

5.1 Royalties accrued on the sale of Products by ECOMED or its authorized sublicensees under this Agreement shall be computed quarterly with the calendar year quarter-annual periods ending on the last day of the months of March, June, September, and December. ECOMED shall provide to Enturn a written report, in accordance with the form and content set forth below under paragraph 5.2, and shall pay to Enturn all royalties owed pursuant to paragraph 4 for each quarter-annual period within thirty (30) days after the end of each such quarter-annual period.

     5.2 All reports shall be in the English language and in such form as may be reasonably prescribed by Enturn, and shall show in detail for the calendar quarter-annual period to which the report pertains, the quantity of Products sold, the gross selling price of the Products sold, and a list of major customer (initially those order more than 5,000 units per month). Each such report shall include a detailed computation of the royalty owed for the calendar quarter-annual period.

4.3 ECOMED shall keep and maintain true and complete books and records pertaining to its sales of the Products under this License Agreement in sufficient detail to enable the royalties payable to Enturn to be accurately determined. In addition, ECOMED shall make such books and records available at reasonable times during regular business hours for inspection by Enturn, or their designated representatives, and supply Enturn with the detailed and supporting data necessary to verify the reports and payments required by this License Agreement. ECOMED shall maintain its books and records for at least three (3) years after the end of the calendar year to which they pertain.

4.4 All payments shall be made in United States currency and shall be paid to Enturn at the address set forth in the introductory paragraph of this License Agreement. Where a customer of ECOMED is billed in other than United States currency, the royalty payment shall be computed based upon the foreign exchange rate existing at the time the payment owed is paid to ECOMED, as published in the Wall Street Journal.


5.5 ECOMED shall be directly responsible for payment and reporting to Enturn any royalty owed as a result of the sale of Products by sublicensees of ECOMED.

6.   Ownership of Technology

5.1 Enturn warrants that it possesses the entire right, title, and interest in and to the Technology and has not entered into any previous agreements either written or oral which may prevent ECOMED to exercise the rights set forth hereunder. Specifically Enturn warrants that there is no restriction with regard to its pre-existing relationship with ABB Medical Equipment.

6.2 Enturn warrants that Schedule A is a complete list of the patents and patent applications it owns for the Technology. Enturn further warrants that Schedule A is a complete list of Trademarks and Copyrights it owns that are associated with the Product. In the event that Schedule A is determined to be incomplete, Enturn agrees to revisions to Schedule A as needed to provide a complete fig.

7.   Transfer of Technology

Enturn shall provide to ECOMED the Technology and all information related to and as is necessary for the manufacture, distribution, use, and installation of the Technology and Products within ten (10) days of the Effective Date of this Agreement. In the case of termination of this contract all technology and information related to the technology and products will be returned to Enturn within 10 days.

8.   Confidentiality

8.1 Enturn and ECOMED agree to maintain in confidence all know-how, trade secrets, and other confidential and proprietary information related to the Technology in accordance with the terms of this Agreement and any extensions thereof, except to the extent it may be necessary to conduct normal business conduct under this Agreement, whereby any disclosure shall be under a separate confidentiality agreement with the receiving party, and except to the extent that the know-how is in the public domain through no fault of either Enturn or ECOMED;

7.2 Enturn and ECOMED shall take all reasonably necessary and desirable precautions to prevent any of the know-how, trade secrets, and other proprietary and confidential information received from Enturn from being devalued or from being disseminated to any third parties, except as allowed above, including restricting access to the know-how, trade secrets, and other proprietary and confidential information to only those employees of Enturn and ECOMED as need to know it; and

     8.3 This Agreement is confidential and the terms and obligations shall not be disclosed to any third party without prior written consent from ECOMED and Enturn.

     8.4 Paragraphs 8.1 and 8.2 shall survive and remain in full force and effect after termination of this Agreement.

9.   Efforts

ECOMED hereby agrees to use commercially reasonable efforts to create markets for the Products, and to reasonably satisfy the demand of the markets in accordance with good business practice. ECOMED further agrees to use due diligence and its best reasonable efforts in accordance with good business practice to research, develop, test, and market the Products; provided, however, in the event of certain strikes, lockouts actions, fires, delays in manufacture or shipping, international sanctions, boycotts, states of war, government action, or any other causes beyond ECOMED's control, ECOMED shall be excused from performance under the Agreement. The basic, initial steps of EcoMed's marketing Plan to bring the product to manufacture and distribution during the first two Quarters of this agreement shall be reviewed in the quarterly meetings defined in
Section 17. Best effort will be defined as a reasonable level of success in achievement of the plans detailed in Section 17.

10.  Selling Price

ECOMED, in its sole discretion, shall set the price for the Products sold.

11.  Maintenance of Patents and Patent Applications

11.1 Enturn hereby agrees to administer and pay for any patent or patent application maintenance fees, annuities, or other necessary patent fees related to the patents identified in paragraphs 1.1.a, 1.1.b, and 1.1.c in order to keep the patents and patent applications in full force and effect, including converting provisional patent applications to non-provisional patent applications, except as provided below in paragraph 11.2.

11.2 In the event Enturn elects not to continue prosecuting any patent application or maintain any patent identified in paragraphs 1.1.a, 1.1.b and 1.1.c including electing not to convert a provisional patent application to a non-provisional patent application, Enturn shall inform ECOMED in writing at least forty-five (45) days in advance, and ECOMED shall have the option to continue prosecuting the patent application or maintaining the patent. Any patent application or patent and all associated patent rights throughout the Territory for which ECOMED exercises its option under this paragraph shall be assigned to ECOMED by Enturn. ECOMED shall inform Enturn of its decision on the option with fourteen (14) days from Enturn notice.

11.3 Enturn agrees to immediately proceed with the full patent application to the U.S. Patent Office at Enturn's sole expense.

12.  Patents and Future Improvements

12.1 ECOMED and Enturn shall jointly apply for and prosecute patent applications on improvements made to the products, and maintain any patents issuing thereon. Any such patent applications and patents issuing thereon shall be assigned to ECOMED and shall be governed by this Agreement, including the Consideration to Enturn, unless otherwise mutually agreed;

12.2 In the event ECOMED elects not to apply for, continue prosecuting any patent application anywhere in the Territory or elects not to maintain any such patent under paragraph 12.1, Enturn shall have the right to apply for or continue prosecution of the patent application or to maintain the patent anywhere in the Territory, at its own expense. Any such patent application(s) and patent(s) issuing thereon shall be assigned to and owned by Enturn, and shall be subject to the license granted under this Agreement; and

12.3 Enturn and ECOMED shall cooperate fully with each other without charge in obtaining and maintaining patents on the improvements made by ECOMED, including the execution of any reasonably necessary documents.

13.  Right of first Refusal to Future Inventions by Enturn

13.1 Enturn will offer ECOMED the opportunity to buy, in whole or in part the entire title, right, interest, and ownership in any invention, know-how, trade secret, or proprietary and confidential information related to the Technology developed by Enturn after the Effective Date and before offering same to any other parties;

13.2 ECOMED shall be given written notice including the name, address, and terms of any and all bona fide third party offer to purchase the rights to any or all of the Technology and shall have thirty (30) days to exercise the right of first refiLsal of paragraph 13.1 upon the same terms and conditions obtained in the bona fide third party offer.

14.  Trademark Quality Control and Advertising,

14.1 ECOMED agrees that the Products covered by this Agreement, packaging for the Products, and Advertising Materials used with the Products shall be of such style, appearance, distinctiveness and quality as to protect and enhance the prestige of Enturn, the Trademarks, and the goodwill associated therewith and shall be of a quality commensurate with quality of comparable products sold by ECOMED; that the Products will be packaged, sold, and distributed in accordance with all applicable laws and regulations; and that the policy of sale, distribution, and exploitation by ECOMED shall be of high standard.

13.2 ECOMED agrees that the Trademarks identified in Schedule A, paragraphs 4 and 5, have established prestige and goodwill and are of great importance and value to Enturn. Accordingly, ECOMED agrees that its use of the Trademarks shall be in a commercially acceptable and responsible manner and style to protect and enhance the prestige of Enturn so that no use hereunder of the Trademarks shall reflect adversely upon the good name of Enturn, and all such use shall be commensurate with the manner which ECOMED uses other trademarks for comparable products sold by ECOMED.

     14.3 In furtherance of the purpose and intent to express in paragraph 14.2, above, ECOMED shall submit the following to Enturn or its authorized representative, upon fifteen [15] days written notice that such submission will be made for prior approval:

     14.3a     Representative sample of Packaging Materials which ECOMED
proposes to use which bear either of the Trademarks and which are to be used in connection with the Products; and

     14.3b     Representative samples of Business Materials which ECOMED
proposes to use.

     14.4 Upon receipt of Enturn or its authorized representative of the Packaging Materials and Business Materials set forth in paragraph 14.3, Enturn shall advise ECOMED of Enturn's approval or disapproval within fifteen [15] business days, which approval shall not be unreasonably withheld, or shall set forth with specificity Enturn ' reasons for denial of approval. Any item submitted to Enturn for approval shall be deemed approved by Enturn if Enturn has not responded within ten (10) business days after receipt of such item

     14.5 Upon Enturn's written request, ECOMED shall furnish not more than five additional samples selected at random of Packaging Material used in connection with the Products.

     14.6 After approval of Enturn has been obtained for samples of Packaging Materials or Business Materials, ECOMED shall not depart therefrom in any material respect without obtaining prior approval from Enturn. However, if in ECOMED's reasoned opinion it deems it necessary or appropriate, it may make minor alterations to an approved sample without the prior approval of Enturn, so long as such variations do not alter the quality, essential characteristics or appearance of the approved Products, Packaging Materials or Business Materials, and ECOMED informs Enturn of such minor alterations.

14.7 ECOMED shall advertise and promote the Products, in its discretion and in a manner it deems appropriate and which is intended to enhance the sales of Products. Enturn shall have the right to approve Advertising Material, which approval shall be deemed given in accordance with the manner prescribed above in paragraph 14.3.

15.  Use of the Trademarks

15.1 ECOMED agrees it shall cause appropriate indicia of Enturn's ownership of the Trademarks to appear on or within Packaging Materials and Business Materials bearing either of the Trademarks and in advertising using the Trademark.

15.2 Enturn agrees to furnish to ECOMED within ten (10) days of the Effective Date of this Agreement examples of the styles, scripts, colors and devices prescribed by Enturn for use of the Trademarks.

15.3 ECOMED agrees to affix or apply to all Packaging Materials associated with the Products offered for sale and all Products sold pursuant to this Agreement tags, labels, or other indicating means bearing or using the Trademark in conformity with the specimens and/or guidelines provided pursuant to paragraph 15.2 hereunder.

15.4 The Trademarks: the parties recognize that in view of the nature of the Products, the Trademarks may not be affixed or applied directly thereto.

15.5 The use of Trademarks will be defined in the quarterly plans and will have to be managed in a fashion that does not confuse the purchaser or potential sales and distribution partners. All product labeling will be subject to market testing.

16.  Infringement

16.1 Enturn shall promptly notify ECOMED in writing of any infringement or suspected infringement of any issued patent or patent that may issue on the Technology, any Trademark, or any Copyright set forth in Schedule A;

16.2 ECOMED shall have the first right in its sole discretion to take any action, including the institution and prosecution of legal proceedings against infringers under any patent on the Technology, any Trademark or Copyright associated with the Technology. ECOMED further has the right to retain any proceeds derived as the result of a judgment or settlement of any such action; except that such proceeds will be considered revenue related to the product and this revenue will be included in the calculation of gross sales.

16.3 ECOMED shall notify Enturn in writing of ECOMED's intention to take action against any infringer, and Enturn shall cooperate fully with ECOMED without charge if reasonably requested;

16.4 In the event that ECOMED notifies Enturn of its intention to take action against any infringer under paragraph 16.3 and ECOMED fails to take any action against the k6inger within three (3) months of the notification, Enturn shall have the right to take any action, including the institution and prosecution of legal proceedings against such infringers. Enturn further has the right to retain any proceeds derived as a result of a judgment or settlement of any such action. ECOMED shall cooperate fully with Enturn if reasonably requested by Enturn; and

16.5 Any such action taken by ECOMED or Enturn under paragraphs 16.3 and
16.4 shall be conducted with the consideration of the best interest of ECOMED and Enturn , and with consideration of the preservation of the Technology and any intellectual property rights therefore.

17.  Quarterly Meeting

ECOMED and Enturn agree to quarterly meetings between the parties to establish policies, schedules, strategies for product development, price structure for the Products, and other activities with respect to manufacturing, sales, advertising, or distribution of the Products. Attendance of the quarterly meetings may be by personal appearance, video conference, telephone conference, or the like. The parties agree to make commercially reasonable efforts to have the quarterly meetings on a regular and timely basis, and in the event a quarterly meeting is to be postponed, to make best efforts to have the make-up meeting at the earliest convenient time within the quarter-annual period.

Within six [6] months of the signing of this agreement a business plan for the product will be developed and will serve as the basis for future quarterly meetings. The plans will include the following sections

  Product description and labeling

  Markets [size and strategy]

  Pricing

  Expenses

  Advertising and marketing

  Activities

  Patent and protection strategy

  Financial projections

  Risk management

The plan of action resulting from these meetings is subject to approval by both parties at the time of the meeting. Enturn (if appropriate) and EcoMed will undertake to perform all those activities scheduled for the upcoming quarter before the completion of the quarter. Failure to execute such activities shall constitute a breach of this agreement - which if not rectified within sixty [60] days shall be grounds for termination of this agreement. The plan of action will document in advance projections of any costs to be incurred by Enturn. Enturn will be liable for all costs incurred by EcoMed in pursuit of the agreed upon plans up to the date of termination and shall repay EcoMed these costs within 30 days of termination, to the extent the breach was caused by Enturn.

18.  Indemnification and Product Liability

18.1 ECOMED hereby assumes responsibility and liability for, and agrees to indemnify and hold harmless Enturn, their respective employees, servants, and agents from all claims, demands, suits, losses, damages, expenses or liabilities of any kind based upon negligence, product liability, warranty or other claim in connection with or arising out of any actual or alleged damage or injury to person or property arising out of or resulting from the development, use, sale, or distribution of the Technology by ECOMED in accordance with the grant under this Agreement. ECOMED further agrees to defend any suit or proceeding brought against Enturn or their respective employees, servants, and agents which is based upon any such claim, demand, loss, suit, damage, expense or liability, and to pay all damages, costs, and expenses, including reasonable attorneys' fees in connection therewith, and

18.2 ECOMED shall obtain, at its own expense, product liability insurance applicable to its performance under this Agreement naming itself and Enturn as the insured parties.

19.  Term and Termination

19.1 This Agreement shall be effective as of the Effective Date and shall continue in fiffl force and effect for the effective commercial life of the Products or until the expiration of the last to expire of any patent that may issue on the Technology including those resulting from improvements as defined in paragraphs 12 and 13 above, whichever occurs last.

19.2 Enturn grounds for termination are defined in Section 17.

19.2 ECOMED shall have the right to terminate this Agreement with cause at any time upon giving Enturn a written notice of termination at least one hundred eighty (180) days in advance of the designated effective termination date. In the event of termination under this paragraph, ECOMED shall return all of the Technology in its possession to Enturn. Cause will be an unwillingness on the part of the market to purchase products based on the efforts agreed to jointly between EcoMed and Enturn during their planning meetings as defined in Section 17.

19.3 In the event that ECOMED fails to perform any of its material obligations under this Agreement, including the failure to make any payment required by this Agreement or the failure to maintain the trade secrets and proprietary and confidential information in confidence, Enturn may, in addition to any other remedies they may have, give notice of their intent to terminate this Agreement for such default, specifying with detail the particular act or omission on which the notice is based. If the specified default is not cured within sixty [60] days of the notice of intent to terminate, Enturn, at anytime thereafter, may terminate this Agreement upon giving written notification of termination to ECOMED, and the termination shall be effective immediately upon giving the notice of termination;

19.4 In the event that ECOMED makes an assignment for the benefit of creditors, becomes bankrupt or insolvent, takes the benefit of any of the laws that may be enforced for the relief of bankrupt or insolvent debtors, or has a receiver appointed by a court of competent jurisdiction, then this Agreement with respect to ECOMED shall automatically terminate without notice; and

19.5 The Technology will remain Enturn property except as provided in paragraph 12, above in the event this Agreement is terminated.

20.  Assignment

ECOMED shall not assign its rights and obligations under this Agreement without prior written consent of Enturn, except with the sale of all assets of ECOMED.

21.  Successors

Subject to the provisions of paragraphs 8.1 and 8.2 above, this Agreement shall be binding upon and in the benefit of the successors, heirs, and assigns of each party hereto.

22.  Governing Law

Enturn and ECOMED hereby agree that this Agreement shall be construed and interpreted and applied in accordance with the laws of Washington State in the United States of America. Enturn reserves the right to file suit under the laws of the state of Mississippi.

23.  Severability

Any provisions of this Agreement which in any way contravenes or is unenforceable under any law of a nation or a state in which this Agreement is effective shall be deemed separable and not part of this Agreement and to that extent void, however, all remaining provisions of this Agreement shall be valid and in full force and effect.

24.  Notices, Reports and Payment

24.1 Any notices, correspondence, or payment permitted or required hereunder shall be in writing and sent by registered mail or by courier to the other parties hereto, charges prepaid and properly addressed with the following addresses:

a.   Mr. Blake Vann, Vice President
     Enturn Medical Corporation,
     405 Old Foxworth Road,
     Columbia, Mississippi 39429

b.   Mark Trepanier, Executive Vice President
     ECOMED INC.
     220 W. Champion St, Suite 260,
     Bellingham, Washington 98225

24.2 All such notices shall be effective as of ten (10) business days from mailing.

25.  Modifications

This agreement can not be modified except in writing signed by authorized representatives of Enturn and ECOMED.

26.  Representation and Warranty

26.1 All parties wan-ant and represent that they are fully entitled to make and enter into the Agreement set forth herein and that they are not precluded therefrom by any other agreement now in effect; and

26.2 Enturn makes no representations or warranties and assumes no liability whatsoever with respect to infringement of any patent or any other technical rights owned or controlled by third parties arising out of or resulting from the exercise or use by ECOMED of the right and license granted hereunder in this Agreement, with the exception of any claim arising from ABB Medical Equipment.

27.  No Waiver

The failure of Enturn or ECOMED to enforce any provision of this Agreement or to terminate this Agreement for the breaching of any covenants or condition herein, shall not operate thereafter as a waiver of that provision or any other provision of this Agreement, or as a waiver of the right to terminate this Agreement.

28.  Attorneys' Fees

The parties hereto and each of them acknowledge that in the unlikely event of litigation being initiated for the enforcement of the terms and provisions of this Agreement, then the prevailing party in such litigation shall be entitled to an award of reasonable attorneys' fees, costs, and disbursements incurred in relation to such litigation. Such reasonable attorney's fees, costs, and disbursements incurred shall be paid by the non-prevailing party in the litigation, and if two non-prevailing parties are involved, each non-prevailing party shall be jointly and severely liable for such reasonable attorneys' fees, costs, and disbursements incurred.

29.  Captions

The captions are inserted herein only as a matter of convenience and for reference, and in no way define, limit or describe the scope of the Agreement or the intent of any provision herein.

30.  Sole Understanding

This Agreement sets forth the entire agreement and understanding between Enturn and ECOMED as to the subject matter described herein, and supersedes and merges all prior discussions, correspondence, negotiations, and agreements between the parties relating thereto.

IN WITNESS WHEREOF, Enturn and ECOMED have caused this Agreement to be executed as of and on the Effective Date.

Enturn Medical Corporation    ECOMED INC.
Blake Vann, Vice President    Mark Trepanier, Executive Vice President



SCHEDULE A

1.   Title:    Enturn Model 200B or the Standard 200
     Country:  United States of America
     Filing Date:   1/29/98
     Serial No.:    60/072,970
     Assignee: The Enturn Medical Corporation
     Status:   Foreign Filing License granted 03/27/98 *SMALL ENTITY*
     Pat. No.: N/A

2.   Title:    Enturn Model 300B or Deluxe 300
     Country:  United States of America
     Filing Date:   1/29/98
     Serial No.:    60/072,969
     Assignee: The Enturn Medical Corporation
     Status:   Foreign Filing License granted 04/04/98 *SMALL ENTITY*
     Pat. No.: N/A

3.   Title:    Combined Positioning and Restraining Strap
     Country:  United States of America
     Filing Date:   7/29/94
     Serial No.:
     Owner:    Blake Vann, John Stamps, Millard Vann
     Status:   Granted
     Pat. No.: Des. 359,809



EXHIBIT 10.4  License Agreement with Duo-Cane January 13, 1999


                             LICENSE AGREEMENT

This Agreement is made and entered into effective as of this 13th day of January 1999 (the "Effective Date") -

BY AND BETWEEN:

DUO-CANE Inc., a company located in Buffalo Grove, Illinois and incorporated under the laws of Illinois, and

ECOMED INC., a company incorporated under the laws of the state of Washington in the United State of America, with its offices at 220 W. Champion St, Suite 260, Bellingham, Washington, 98225.

WHEREAS,

A. DUO-CANE Inc. is the owner of certain technology and intellectual property, including products, know-how, proprietary and confidential information, patents, trademarks, copyrights and trade secrets, relating to the Convertible Cane. The Convertible Cane is known as the Duo-Cane and is a patented invention - United States Patent #4,997,001.

B. ECOMED is a company focused on the commercialization of newly created devices and related products. ECOMED is desirous of obtaining an exclusive, irrevocable license to manufacture, use, sell, and distribute the Technology and products associated with the Technology, subject to the terms and conditions set forth herein.

C. DUO-CANE Inc. and ECOMED desire to establish a business relationship to meet a shared objective, satisfy a mutual need, and address a shared risk. The shared objective is to efficiently and cost effectively bring to market devices and related products in order to achieve optimum profitability. The mutual need is to achieve a synergy between the two parties to create a need for them to work together in a seamless fashion to achieve the shared objective. The shared risk for both companies is a possibility of not achieving optimum profitability. To minimize the risk and maximize the motivation to achieve the shared objective, the two parties agree to share profits as defined below in the terms and obligations of this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for good and valuable consideration, it is agreed as follows:

1.   Definitions

1.1  "Technology" shall mean and include:

1.1.a     The Convertible Cane as described in the U.S. patent #4,997,001

1.1.b     All technical knowledge and information, including but not limited to proprietary and confidential information, trade secrets, know-how, and other information possessed by DUO-CANE Inc. involving the products, processes, manufacture, installation, methods and techniques, technical notes, and other technical information related to and pertinent to the manufacture, use, and sale of products of paragraph 1.1.a.

1.1.c     All developments and improvements relating to the products knowledge and information set forth in paragraphs 1.1.a - 1.1.b that is made by DUOCANE Inc. and ECOMED after the Effective Date of this Agreement.

1.2  "Territory" shall mean all geographic areas worldwide.

1.3 "Product" shall mean products in accordance with or including the devices, apparatus, systems and technical knowledge and information of paragraphs 1.1.a - 1.1.b.

1.4 "Trademarks" shall mean the trademarks identified in Schedule A, paragraphs 4

1.5 "Packaging Materials" shall mean and include all tags, labels, cartons, containers, wrapping and other materials in which or with which the Products are packaged which bear either of the Trademarks.

1.6 "Business Materials" shall mean and include all stationery, letterheads, envelopes, business cards, invoices, and all other business material used by ECOMED, which bears either of the Trademarks.

1.7 "Advertising Material" shall mean and include all materials used by ECOMED for advertising which bear either of the Trademarks and are used to promote the Products.

2.   Grant of License

2.1 DUO-CANE Inc. hereby grants to ECOMED an exclusive and irrevocable license in the Territory to make, use, sell, and develop the Technology and Products; and

2.2 DUO-CANE Inc. hereby grants to ECOMED an unconditional right to appoint sublicensees to develop, manufacture, use, sell, and distribute the Technology and Products within the Territory with or without prior consent of DUO-CANE Inc.

3.   Scope of the Agreement

3.1 This Agreement covers all rights including, but not limited to, patent rights, trademark rights, copyrights, and trade secret rights, pertaining to the Technology;

3.2 Trade secrets do not include information that is (a) a matter of public knowledge as of the Effective Date of this Agreement or is already known by ECOMED unless provided to ECOMED as confidential and proprietary information, or (b) disclosed to ECOMED by a third party (who is not under a secrecy restriction to DUO-CANE Inc.) on a nonconfidential basis.

3.3 ECOMED shall assume exclusive control over the Products, including but not limited to the marketing, manufacturing and distributing of the Products. ECOMED may promote, distribute, and sell the Products to any consumer, retailer, distributor, and wholesaler without prior authorization from DUO-CANE Inc.

4.   Consideration and Terms

     EcoMed will assume responsibility for the process and costs of manufacturing. DUO-CANE will assist with the coordination of providing the materials to the factory for the next 3 to 6 months.
     The royalty payment for the sales through Sammons Preston and Smith & Nephew is 0% until the manufacturing cost can be reduced.
     The royalty on direct sales where the price is $49.95 and the order is from an existing customer will be 10% of gross revenue.
     The royalty on all new sales [sales to new customers] and the royalty on sales through Smith & Nephew and Sammons Preston [after manufacturing has been moved to a low cost provider] will be 7.5% of gross revenue. EcoMed will be working to get the manufacturing cost down as soon as possible.
     DUO-CANE will provide a list of existing customers so that EcoMed can differentiate between existing and new. This will provided within 10 days.
     DUO-CANE will provide a list of supply specifications and suppliers - with contact names and numbers.
     Gross sales are the amount of total receipts payable to ECOMED for sales of the Product.

5.   Records, Reports, and Payments

5.1 Royalties accrued on the sale of Products by ECOMED or its authorized sublicensees under this Agreement shall be computed quarterly with the calendar year quarter-annual periods ending on the last day of the months of March, June, September, and December. ECOMED shall provide to DUO-CANE Inc. a written report, in accordance with the form and content set forth below under paragraph 5.2, and shall pay to DUO-CANE Inc. all royalties owed pursuant to paragraph 4 for each quarter-annual period within thirty
(30) days after the end of each such quarter-annual period.

4.2 All reports shall be in the English language and in such form as may be reasonably prescribed by DUO-CANE Inc., and shall show in detail for the calendar quarter-annual period to which the report pertains, the quantity of Products sold, the gross selling price of the Products sold. Each such report shall include a detailed computation of the royalty owed for the calendar quarter-annual period

5.3 ECOMED shall keep and maintain true and complete books and records pertaining to its sales of the Products under this License Agreement in sufficient detail to enable the royalties payable to DUO-CANE Inc. to be accurately determined. In addition, ECOMED shall make such books and records available at reasonable times during regular business hours for inspection by DUO-CANE Inc., or their designated representatives, and supply DUO-CANE Inc. with the detailed and supporting data necessary to verify the reports and payments required by this License Agreement. ECOMED shall maintain its books and records for at least three (3) years after the end of the calendar year to which they pertain.

5.4 All payments shall be made in United States currency and shall be paid to DUOCANE Inc. at the address set forth in the introductory paragraph of this License Agreement. Where a customer of ECOMED is billed in other than United States currency, the royalty payment shall be computed based upon the foreign exchange rate existing at the time the payment owed is paid to ECOMED, as published in the Wall Street Journal.

5.5 ECOMED shall be directly responsible for payment and reporting to DUO-CANE Inc. any royalty owed as a result of the sale of Products by sublicensees of ECOMED.

6.   Ownership of Technology

6.1 DUO-CANE Inc. warrants that it possesses the entire right, title, and interest in and to the Technology and has not entered into any previous agreements either written or oral which may prevent ECOMED to exercise the rights set forth hereunder.

6.2 DUO-CANE Inc. warrants that Schedule A is a complete list of the patents and patent applications it owns for the Technology. DUO-CANE Inc. further warrants that Schedule A is a complete list of Trademarks and Copyrights it owns that are associated with the Product. In the event that Schedule A is determined to be incomplete, DUO-CANE Inc. agrees to revisions to Schedule A as needed to provide a complete list.

7.   Transfer of Technology

DUO-CANE Inc. shall provide to ECOMED the Technology and all information related to and as is necessary for the manufacture, distribution, use, and installation of the Technology and Products within ten (10) days of the Effective Date of this Agreement. In the case of termination of this contract all technology and information related to the technology and products will be returned to DUO-CANE Inc. within 10 days.

8.   Confidentiality

8.1 DUO-CANE Inc. and ECOMED agree to maintain in confidence all know-how, trade secrets, and other confidential and proprietary information related to the Technology in accordance with the terms of this Agreement and any extensions thereof, except to the extent it may be necessary to conduct normal business conduct under this Agreement, whereby any disclosure shall be under a separate confidentiality agreement with the receiving party, and except to the extent that the know-how is in the public domain through no fault of either DUO-CANE Inc. or ECOMED;

8.2 DUO-CANE Inc. and ECOMED shall take all reasonably necessary and desirable precautions to prevent any of the know-how, trade secrets, and other proprietary and confidential information received from DUO-CANE Inc. from being devalued or from being disseminated to any third parties, except as allowed above, including restricting access to the know-how, trade secrets, and other proprietary and confidential information to only those employees of DUO-CANE Inc. and ECOMED as need to know it; and

8.3 This Agreement is confidential and the terms and obligations shall not be disclosed to any third party without prior written consent from ECOMED and DUO-CANE Inc.

8.4 Paragraphs 8.1 and 8.2 shall survive and remain in full force and effect after termination of this Agreement.

9.   Efforts

ECOMED hereby agrees to use commercially reasonable efforts to create markets for the Products, and to reasonably satisfy the demand of the markets in accordance with good business practice. ECOMED further agrees to use due diligence and its best reasonable efforts in accordance with good business practice to research, develop, test, and market the Products; provided, however, in the event of certain strikes, lockouts actions, fires, delays in manufacture or shipping, international sanctions, boycotts, states of war, government action, or any other causes beyond ECOMED's control, ECOMED shall be excused from performance under the Agreement. The basic, initial steps of EcoMed's marketing Plan to bring the product to manufacture and distribution during the first two Quarters of this agreement shall be reviewed in the quarterly meetings defined in
Section 17. Best effort will be defined as a reasonable level of success in achievement of the plans detailed in Section 17.

10.  Selling Price

ECOMED, in its sole discretion, shall set the price for the Products sold.

11.  Maintenance of Patents and Patent Applications

11.1 DUO-CANE Inc. hereby agrees to administer and pay for any patent or patent application maintenance fees, annuities, or other necessary patent fees related to the patents identified in paragraphs 1.1.a, 1.1.b, and 1.1.c in order to keep the patents and patent applications in full force and effect, including converting provisional patent applications to non-provisional patent applications, except as provided below in paragraph 11.2.

11.2 In the event DUO-CANE Inc. elects not to continue prosecuting any patent application or maintain any patent identified in paragraphs 1.1.a, 1.1.b and 1.1.c including electing not to convert a provisional patent application to a non-provisional patent application, DUO-CANE Inc. shall inform ECOMED in writing at least forty-five (45) days in advance, and ECOMED shall have the option to continue prosecuting the patent application or maintaining the patent. Any patent application or patent and all associated patent rights throughout the Territory for which ECOMED exercises its option under this paragraph shall be assigned to ECOMED by DUO-CANE Inc. ECOMED shall inform DUO-CANE Inc. of its decision on the option with fourteen (14) days from DUO-CANE Inc. notice.

12.  Patents and Future Improvements

12.1 ECOMED and DUO-CANE Inc. shall jointly apply for and prosecute patent applications on improvements made to the products, and maintain any patents issuing thereon. Any such patent applications and patents issuing thereon shall be assigned to ECOMED;

12.2 In the event ECOMED elects not to apply for, continue prosecuting any patent application anywhere in the Territory or elects not to maintain any such patent under paragraph 12.1, DUO-CANE Inc. shall have the right to apply for or continue prosecution of the patent application or to maintain the patent anywhere in the Territory, at its own expense. Any such patent application(s) and patent(s) issuing thereon shall be assigned to and owned by DUO-CANE Inc., and shall be subject to the license granted under this Agreement; and

12.3 DUO-CANE Inc. and ECOMED shall cooperate fully with each other without charge in obtaining and maintaining patents on the improvements made by ECOMED, including the execution of any reasonably necessary documents.

13.  Right of First Refusal to Future Inventions by DUO-CANE Inc.

13.1 DUO-CANE Inc. will offer ECOMED the opportunity to buy, in whole or in part the entire title, right, interest, and ownership in any invention, know-how, trade secret, or proprietary and confidential information related to the Technology developed by DUO-CANE Inc. after the Effective Date and before offering same to any other parties;

13.2 ECOMED shall be given written notice including the name, address, and terms of any and all bona fide third party offer to purchase the rights to any or all of the Technology and shall have thirty (30) days to exercise the right of first refusal of paragraph 13.1 upon the same terms and conditions obtained in the bona fide third party offer.

14.  Trademark Quality Control and Advertising

14.1 ECOMED agrees that the Products covered by this Agreement, packaging for the Products, and Advertising Materials used with the Products shall be of such style, appearance, distinctiveness and quality as to protect and enhance the prestige of DUO-CANE Inc., the Trademarks, and the goodwill associated therewith and shall be of a quality commensurate with quality of comparable products sold by ECOMED; that the Products will be packaged, sold, and distributed in accordance with all applicable laws and regulations; and that the policy of sale, distribution, and exploitation by ECOMED shall be of high standard.

14.2 ECOMED agrees that the Trademarks identified in Schedule A, paragraphs 4 and 5, have established prestige and goodwill and are of great importance and value to DUO-CANE Inc. Accordingly, ECOMED agrees that its use of the Trademarks shall be in a commercially acceptable and responsible manner and style to protect and enhance the prestige of DUO-CANE Inc. so that no use hereunder of the Trademarks shall reflect adversely upon the good name of DUO-CANE Inc., and all such use shall be commensurate with the manner which ECOMED uses other trademarks for comparable products sold by ECOMED.

14.3 In furtherance of the purpose and intent to express in paragraph 14.2, above, ECOMED shall submit the following to DUO-CANE Inc. or its authorized representative, upon fifteen [15] days written notice that such submission will be made for prior approval:

14.3a Representative sample of Packaging Materials which ECOMED proposes to use which bear either of the Trademarks and which are to be used in connection with the Products; and

14.3b Representative samples of Business Materials which ECOMED proposes to use.

14.4 Upon receipt of DUO-CANE Inc. or its authorized representative of the Packaging Materials and Business Materials set forth in paragraph 14.3, DUO-CANE Inc. shall advise ECOMED of DUO-CANE Inc.' approval or disapproval within ten [10] business days, which approval shall not be unreasonably withheld, or shall set forth with specificity DUO-CANE Inc.' reasons for denial of approval. Any item submitted to DUO-CANE Inc. for approval shall be deemed approved by DUOCANE Inc. if DUO-CANE Inc. has not responded within ten (10) business days after receipt of such item.

14.5 Upon DUO-CANE Inc.' written request, ECOMED shall furnish not more than five additional samples selected at random of Packaging Material used in connection with the Products.

14.6 After approval of DUO-CANE Inc. has been obtained for samples of Packaging Materials or Business Materials, ECOMED shall not depart therefrom in any material respect without obtaining prior approval from DUO-CANE Inc. However, if in ECOMED's reasoned opinion it deems it necessary or appropriate, it may make minor alterations to an approved sample without the prior approval of DUO-CANE Inc., so long as such variations do not alter the quality, essential characteristics or appearance of the approved Products, Packaging Materials or Business Materials, and ECOMED informs DUO-CANE Inc. of such minor alterations.

14.7 ECOMED shall advertise and promote the Products, in its discretion and in a manner it deems appropriate and which is intended to enhance the sales of Products. DUO-CANE Inc. shall have the right to approve Advertising Material, which approval shall be deemed given in accordance with the manner prescribed above in paragraph 14.3.

15.  Use of the Trademarks

15.1 ECOMED agrees it shall cause appropriate indicia of DUO-CANE Inc.' ownership of the Trademarks to appear on or within Packaging Materials and Business Materials bearing either of the Trademarks and in advertising using the Trademark.

15.2 DUO-CANE Inc. agrees to furnish to ECOMED within ten (10) days of the Effective Date of this Agreement examples of the styles, scripts, colors and devices prescribed by DUO-CANE Inc. for use of the Trademarks.

15.3 ECOMED agrees to affix or apply to all Packaging Materials associated with the Products offered for sale and all Products sold pursuant to this Agreement tags, labels, or other indicating means bearing or using the Trademark in conformity with the specimens and/or guidelines provided pursuant to paragraph 15.2 hereunder.

15.4 The Trademarks: the parties recognize that in view of the nature of the Products, the Trademarks may not be affixed or applied directly thereto.

15.5 The use of Trademarks will be defined in the quarterly plans and will have to be managed in a fashion that does not confuse the purchaser or potential sales and distribution partners. All product labeling will be subject to market testing.

16.  Infringement

16.1 DUO-CANE Inc. shall promptly notify ECOMED in writing of any infringement or suspected infringement of any issued patent or patent that may issue on the Technology, any Trademark, or any Copyright set forth in Schedule A;

16.2 ECOMED shall have the first right in its sole discretion to take any action, including the institution and prosecution of legal proceedings against infringers under any patent on the Technology, any Trademark or Copyright associated with the Technology. ECOMED further has the right to retain any proceeds derived as the result of a judgment or settlement of any such action; except that such proceeds will be considered revenue related to the product and this revenue will be included in the calculation of gross sales.

16.3 ECOMED shall notify DUO-CANE Inc. in writing of ECOMED's intention to take action against any infringer, and DUO-CANE Inc. shall cooperate fully with ECOMED without charge if reasonably requested-,

16.4 In the event that ECOMED notifies DUO-CANE Inc. of its intention to take action against any infringer under paragraph 16.3 and ECOMED fails to take any action against the infringer within three (3) months of the notification, DUOCANE Inc. shall have the right to take any action, including the institution and prosecution of legal proceedings against such infringers. DUO-CANE Inc. further has the right to retain any proceeds derived as a result of a judgment or settlement of any such action. ECOMED shall cooperate fully with DUO-CANE Inc. if reasonably requested by DUO-CANE Inc.; and

16.5 Any such action taken by ECOMED or DUO-CANE Inc. under paragraphs 16.3 and 16.4 shall be conducted with the consideration of the best interest of ECOMED and DUO-CANE Inc., and with consideration of the preservation of the Technology and any intellectual property rights therefore.

17.  Quarterly Meeting

ECOMED and DUO-CANE Inc. agree to quarterly meetings between the parties to establish policies, schedules, strategies for product development, price structure for the Products, and other activities with respect to manufacturing, sales, advertising, or distribution of the Products. Attendance of the quarterly meetings may be by personal appearance, video conference, telephone conference, or the like. The parties agree to make commercially reasonable efforts to have the quarterly meetings on a regular and timely basis, and in the event a quarterly meeting is to be postponed, to make best efforts to have the make-up meeting at the earliest convenient time within the quarter-annual period.

Within six [6] months of the signing of this agreement a business plan for the product will be developed and will serve as the basis for future quarterly meetings. The plans will include the following sections

 Product description and labeling
 Markets [size and strategy]
 Pricing
 Expenses
 Advertising and marketing
 Activities
 Patent and protection strategy
 Financial projections
 Risk management

The plan of action resulting from these meetings is subject to approval by both parties at the time of the meeting. EcoMed will undertake to perform all those activities scheduled for the upcoming quarter before the completion of the quarter. Failure to execute such activities shall constitute a breach of this agreement - which if not rectified within sixty [60] days shall be grounds for termination of this agreement.

18.  Indemnification and Product Liability

18.1 ECOMED hereby assumes responsibility and liability for, and agrees to indemnify and hold harmless DUO-CANE Inc., their respective employees, servants, and agents from all claims, demands, suits, losses, damages, expenses or liabilities of any kind based upon negligence, product liability, warranty or other claims in connection with or arising out of any actual or alleged damage or injury to person or property arising out of or resulting from the development, use, sale, or distribution of the Technology by ECOMED in accordance with the grant under this Agreement. ECOMED further agrees to defend any suit or proceeding brought against DUO-CANE Inc. or their respective employees, servants, and agents which is based upon any such claim, demand, loss, suit, damage, expense or liability, and to pay all damages, costs, and expenses, including reasonable attorneys' fees in connection therewith; and

18.2 ECOMED shall obtain, at its own expense, product liability insurance applicable to its performance under this Agreement naming itself and DUO-CANE Inc. as the insured parties.

19.  Term and Termination

19.1 This Agreement shall be effective as of the Effective Date and shall continue in full force and effect for the effective commercial life of the Products or until the expiration of the last to expire of any patent that may issue on the Technology including those resulting from improvements as defined in paragraphs 12 and 13 above, whichever occurs last.

19.2 DUO-CANE Inc. grounds for termination are defined in Section 17.

19.2 ECOMED shall have the right to terminate this Agreement with cause at any time upon giving DUO-CANE Inc. a written notice of termination at least one hundred eighty (180) days in advance of the designated effective termination date. In the event of termination under this paragraph, ECOMED shall return all of the Technology in its possession to DUO-CANE Inc. Cause will be an unwillingness on the part of the market to purchase products based on the efforts agreed to jointly between EcoMed and DUO-CANE Inc. during their planning meetings as defined in Section 17.

19.3 In the event that ECOMED fails to perform any of its material obligations under this Agreement, including the failure to make any payment required by this Agreement or the failure to maintain the trade secrets and proprietary and confidential information in confidence, DUO-CANE Inc. may, in addition to any other remedies they may have, give notice of their intent to terminate this Agreement for such default, specifying with detail the particular act or omission on which the notice is based. If the specified default is not cured within sixty [60] days of the notice of intent to terminate, DUO-CANE Inc., at anytime thereafter, may terminate this Agreement upon giving written notification of termination to ECOMED, and the termination shall be effective immediately upon giving the notice of termination;

19.4 In the event that ECOMED makes an assignment for the benefit of creditors, becomes bankrupt or insolvent, takes the benefit of any of the laws that may be enforced for the relief of bankrupt or insolvent debtors, or has a receiver appointed by a court of competent jurisdiction, then this Agreement with respect to ECOMED shall automatically terminate without notice; and

19.5 The Technology will remain DUO-CANE Inc. property except as provided in paragraph 12, above in the event this Agreement is terminated.

20.  Assignment

ECOMED shall not assign its rights and obligations under this Agreement without prior written consent of DUO-CANE Inc., except with the sale of all assets of ECOMED.

21.  Successors

Subject to the provisions of paragraphs 8.1 and 8.2 above, this Agreement shall be binding upon and in the benefit of the successors, heirs, and assigns of each party hereto.

22.  Governing Law

DUO-CANE Inc. and ECOMED hereby agree that this Agreement shall be construed and interpreted and applied in accordance with the laws of Washington State in the United States of America.

23.  Severability

Any provisions of this Agreement which in any way contravenes or is unenforceable under any law of a nation or a state in which this Agreement is effective shall be deemed separable and not part of this Agreement and to that extent void, however, all remaining provisions of this Agreement shall be valid and in full force and effect.

24.  Notices, Reports, and Payment

24.1 Any notices, correspondence, or payment permitted or required hereunder shall be in writing and sent by registered mail or by courier to the other parties hereto, charges prepaid and properly addressed with the following addresses:

a.   DUO-CANE Inc.

b.   David Ulis, CEO
     ECOMED INC.
     220 W. Champion St, Suite 260,
     Bellingham, Washington 98225

24.2 All such notices shall be effective as of ten (10) business days from mailing.

25.  Modifications

This agreement can not be modified except in writing signed by authorized representatives of DUO-CANE Inc. and ECOMED.

26.  Representation and Warranty

26.1 All parties warrant and represent that they are fully entitled to make and enter into the Agreement set forth herein and that they are not precluded therefrom by any other agreement now in effect; and

26.2 DUO-CANE Inc. makes no representations or warranties and assumes no liability whatsoever with respect to infringement of any patent or any other technical rights owned or controlled by third parties arising out of or resulting from the exercise or use by ECOMED of the right and license granted hereunder in this Agreement.

27.  No Waiver

The failure of DUO-CANE Inc. or ECOMED to enforce any provision of this Agreement or to terminate this Agreement for the breaching of any covenants or condition herein, shall not operate thereafter as a waiver of that provision or any other provision of this Agreement, or as a waiver of the right to terminate this Agreement.

28.  Attorneys' Fees

The parties hereto and each of them acknowledge that in the unlikely event of litigation being initiated for the enforcement of the terms and provisions of this Agreement, then the prevailing party in such litigation shall be entitled to an award of reasonable attorneys' fees, costs, and disbursements incurred in relation to such litigation. Such reasonable attorney's fees, costs, and disbursements incurred shall be paid by the non-prevailing party in the litigation, and if two non-prevailing parties are involved, each non-prevailing party shall be jointly and severely liable for such reasonable attorneys' fees, costs, and disbursements incurred.

29.  Caption

The captions are inserted herein only as a matter of convenience and for reference, and in no way define, limit or describe the scope of the Agreement or the intent of any provision herein.

30.  Sole Understanding

This Agreement sets forth the entire agreement and understanding between DUO-CANE Inc. and ECOMED as to the subject matter described herein, and supersedes and merges all prior discussions, correspondence, negotiations, and agreements between the parties relating thereto.

IN WITNESS WHEREOF, DUO-CANE Inc. and ECOMED have caused this Agreement to be executed as of and on the Effective Date.

DUO-CANE Inc., INC  ECOMED INC.

Tom Dicarlo, President   David Ulis, Chief Executive Officer
     January 14, 1999


Title:    CONVERTIBLE CANE
Country:  UNITED STATES
Filing Date:   Sept. 6, 1989
Serial No.:    403,336
Assignee: Tom R. DiCarlo
Status:   granted
Pat. No.: 4,997,001

2.   Title:
     Country:
     Filing Date:
     Serial No.:
     Assignee:
     Status:
     Pat. No.:

3.   Title:
     Country:
     Filing Date:
     Serial No.:
     Owner:
     Status:
     Pat. No.:

4.   Mark:
     Country:
     Filing Date:
     Serial No.:
     Owner:
     Status:
     Reg. No.:

               COPYRIGHTS

5.   Title:
     Country:  NOT APPLICABLE
     Filing Date:
     Serial No.:
     Assignee:
     Status:
     Pat. No.:






EXHIBIT 10.5 Plan and Agreement of Reorganization under Sec368(b) of the Internal Revenue Code, August 18, 2000


                  PLAN AND AGREEMENT OF REORGANIZATION
                                  UNDER
               SECTION 368(b) OF THE INTERNAL REVENUE CODE


                         GAIA EXPLORATION, INC.
                                   AND
                              ECOMED, INC.

                         Bellingham, WASHINGTON
                            (August 18, 2000)



THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement", "Plan" and/or "Reorganization", any of the foregoing of which may be used in the alternative) has been entered into effect August 18, 2000 ("Closing Date"), and is between Gaia Exploration, Inc., a publicly-held and traded Nevada corporation ("GAIA"), EcoMed, Inc., a privately-held Washington corporation ("EcoMed"), and the shareholders of EcoMed (collectively, the "EcoMed Shareholders").


THE FOLLOWING PREMISES ARE AN INTEGRAL PART OF THIS AGREEMENT AND WERE THE BASIS OF THE LETTER OF INTENT AGREED TO BY EACH PARTY ON JUNE 27TH, 2000 [a copy of this letter is attached as Exhibit 1]: 1. Gaia is acquiring 100% of the outstanding capital stock of EcoMed [the EcoMed Shares] in exchange for approximately 57.5% of the outstanding capital stock of Gaia [the Gaia Shares]. The Gaia and EcoMed shares will be "restricted" on the date of issuance. 2]. The Gaia shares will initially number approximately 5,000,000. Gaia will effectuate a forward two-for-one [2:1] split of its outstanding capitalization prior to the Final Closing Date. The Gaia shares will approximate no less than 57.5% of the outstanding capital stock of Gaia on the Final Closing Date. The EcoMed Shares will number approximately 20,000,000. 3]. EcoMed shall, subsequent to the Final Closing Date, forthwith distribute Gaia Shares to those of its shareholders who are eligible to receive Gaia Shares under Section 4[2] of the Securities Act, as defined below. This distribution shall occur on a pro rata basis. Gaia, subsequent of the Final Closing Date and the foregoing distribution, shall register the remaining Gaia Shares not so distributed with the Securities and Exchange Commission under the Securities Act. 4]. The financial condition of EcoMed will be substantially as presented in the financial statements dated May 31, 2000. Also attached as Exhibit 2 is a list of all contacts and intellectual property of EcoMed. Attached as
Exhibit 3 are the audited financial statements of Gaia as well as a list of all relevant SEC Filings, reports and corporate records. 5. At the closing of this transaction, designees of EcoMed [the existing Board of EcoMed, David Ulis, Ron Pyrozyk and Steve Sharp] shall be appointed to the Board of Gaia, and all the remaining Gaia Directors will resign. Copies of their resignation letters are included as Exhibit 5. 6. The Gaia and EcoMed Shares will be offered and sold pursuant to Regulation D under the Securities Act of 1933, as amended ["the Securities Act"], and will, therefore be "restricted" as defined therein and under Rule 144 of the Securities. These Shares may no be resold until the requirements of Rule 144 have been fulfilled, which compliance will be the sole responsibility of the holders of such shares. 7. The Board of Directors of EcoMed will present this agreement with a recommendation for approval to the Shareholders of EcoMed at a special shareholder meeting to be held in Bellingham, Washington on or shortly before September 2nd, 2000. This is required by Washington State law. The governing bodies of GAIA and EcoMed have found it advisable for the benefit of each corporation and their respective stockholders that GAIA acquire EcoMed as a fully-owned subsidiary and, therefore, have approved this Agreement and corresponding Reorganization.

THE PARTIES ADOPT THIS AGREEMENT AS A TAX-FREE REORGANIZATION UNDER SECTION 368(b) of the internal revenue code and agree as follows:


                                 ARTICLE I

EXCHANGE OF CAPITAL STOCK

Subject to all of the terms, conditions, representations, warranties and covenants set forth in this Agreement, the EcoMed Shareholders have transferred and conveyed (without reservation and free and clear from all encumbrances) to GAIA the EcoMed Capital Shares on the Closing Date. Correspondingly, GAIA has issued and delivered (without reservation and free and clear from all encumbrances) to the EcoMed Shareholders on a pro rata basis the GAIA Capital Shares.


                                ARTICLE II

REPRESENTATIONS, WARRANTIES AND COVENANTS

2.01. Representations, Warranties and Covenants of GAIA to EcoMed and the EcoMed Shareholders. GAIA represent and warrants, and covenants with, EcoMed and The EcoMed Shareholders, jointly and severally, on the Closing Date as follows: (a) Organization and Good Standing: GAIA is a corporation duly organized, validly existing and in good standing under the laws of Nevada, with all corporate powers necessary to own property and carry on its business as it is now being conducted. (b) Authority: All necessary action has been taken to make this Agreement a legal, valid and binding obligation of GAIA enforceable in accordance with its terms and condition.
(c) No Breach or Violation: The execution and delivery of this Agreement and the performance by GAIA of its obligations will not result in any breach or violation of or default under any agreement, indenture, lease, license, mortgage, instrument, or understanding, nor result in any violation of any law, rule, regulation, statute, order or decree of any kind, to which GAIA or any of its affiliates is a party or by which they or any of the property is or may be or become subject nor in the violation of the articles or bylaws governing the conduct of GAIA. (d) Non-Assessable GAIA shares: The GAIA Capital Shares have each been validly issued and are fully paid for and non-assessable. (e) No Liens on GAIA Shares: The GAIA Capital Shares are not and shall not be or become subject to any lien, encumbrance, security interest or financing statement whatsoever through any act of GAIA or its affiliates; further, the GAIA Capital Shares are not the subject of any agreement other than this Agreement. (f) Tax Reports;
Filings: GAIA has delivered copies of its Forms 1040 as filed with the Internal Revenue Services for the years ended December 31, 1999 , December 31, 1998 and December 31, 1997. These reports were true and correct as of the date of filing and remain true and correct. No taxes are due any federal or state agency. Further, GAIA has made available to EcoMed and EcoMed Shareholders full access to any and all information either of them desired concerning the business and operations of GAIA, and GAIA has made available to EcoMed and the EcoMed Shareholders such personnel as has been requested to answer any and all questions which EcoMed and EcoMed Shareholders may have had concerning their investment in GAIA. GAIA is current in its filings with all federal and state taxing agencies, including, without limitation, the Internal Revenue Service. (g) No Undisclosed Liabilities or Obligations. GAIA has no obligations or liabilities of any nature (absolute, accrued, contingent or otherwise, and whether due or to become due, herein "Liabilities") except liabilities fully reflected or reserved in the last report to the IRS on Form 1040.
(h) Litigation. There is no legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation pending or threatened against or involving GAIA, or which questions or challenges the validity of this Agreement, or any action to be taken by GAIA pursuant to this Agreement or in connection with the transactions contemplated hereby, and GAIA does not know or have any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation; further, GAIA is not subject to any judgment, order or decree entered in any lawsuit or proceeding which has an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area. (i) Compliance with Law. GAIA is in compliance with all laws, regulations and orders applicable to its business; further, GAIA has not received any notification that it is in violation of any law, regulation or order and no such violation exists.
(j) No representations or warranties by GAIA in this Agreement contain any untrue statement of fact or omit to state any fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading; further, there are no facts known to GAIA which (either individually or in the aggregate) could or would materially and adversely affect or involve and substantial possibility of having a material, adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities or businesses of GAIA which have not been disclosed in this Agreement.

2.02. Representations, Warranties and Covenants of EcoMed and the EcoMed Shareholders to GAIA. EcoMed and the EcoMed Shareholders each represents and warrants to, and covenants with, jointly and severally, GAIA on the Closing Date as follows: (a) Organization and Good Standing:
EcoMed is a corporation duly organized, validly existing and in good standing under the laws of Washington, with all corporate powers necessary to own property and carry on its business as it is now being conducted. Copies of the articles of incorporation and bylaws of EcoMed delivered to GAIA along with this Plan are complete and accurate. (b) Authority: All necessary action has been taken to make this Agreement a legal, valid and binding obligation of EcoMed and of the EcoMed Shareholders enforceable in accordance with its terms and conditions. (c) No Breach or Violation: The execution and delivery of this Agreement and the performance by EcoMed and the EcoMed Shareholders of their respective obligations will not result in any breach or violation of or default under any material agreement, indenture, lease, license, mortgage, instrument, or understanding, nor result in any violation of any law, rule, regulation, statute, order or decree of any kind, to which any of EcoMed's, the EcoMed Shareholders' and/or any of their respective affiliates is a party or by which they or any of them or any of their property is or may be or become subject, not in the violation of any documents governing the conduct of either EcoMed and/or the EcoMed Shareholders. (d) Non-Assessable EcoMed Capital Shares:
The EcoMed Capital Shares have each been validly issued and are fully paid for and non-assessable. (e) No Liens on EcoMed Capital Shares: The EcoMed Capital Shares are not and shall not be or become subject to any lien, encumbrance, security interest or financing statement whatsoever through any act of EcoMed and/or the EcoMed Shareholders; further, the EcoMed Capital Shares are not the subject of any agreement. (f) Capital Percentage; Outstanding Commitments: The EcoMed Capital Shares represent no less then 100% of the outstanding proprietary interest of EcoMed; further, there are no outstanding commitments (direct or indirect) which would cause the issuance or transfer out of treasury of any additional proprietary interest of EcoMed, whether by common stock, preferred stock, option, warrant, debt or otherwise. (g) Audited Financial Statements and Tax Reports: EcoMed and the EcoMed Shareholders have delivered or will forthwith deliver to GAIA audited financial statements of EcoMed as of and for the yearly periods ended December 31, 1999, which statements include an audit opinion, balance sheets as of December 31, 1999, and December 31, 1998, operating and cash flow statements as of December 31, 1999, December 31, 1998 and December 31, 1997, a statement of changes in shareholders' equity from inception through December 31, 1999, and footnotes. The audit opinion is or will be unqualified and states or will state that the aforesaid statements have been or will be presented in accordance with Generally Accepted Accounting Principals as determined through the application of Generally Accepted Auditing Standards. EcoMed has also delivered or with forthwith deliver to GAIA unaudited financial statements as of and for the six month period ended June 30, 2000, which statements include or will include a balance sheet as of June 30, 2000, and statements of operations and cash flows for the six month period ended June 30, 2000. All of the foregoing financial statements were or will be true and correct as of the date of preparation, remain or will remain true and correct and comply or will comply with Regulation S-X under the Securities Exchange Act of 1934. EcoMed and the EcoMed Shareholders have provided to GAIA full access to any and all information which either of them desired concerning the business and operations of EcoMed and/or of themselves. EcoMed and the EcoMed Shareholders have made available to GAIA such personnel as has been requested to answer any and all questions which GAIA may have had concerning its investment in EcoMed, which is current in all of its required reports with all governmental and local taxing agencies. No taxes are due any governmental or local agency. EcoMed and the EcoMed Shareholders have provided to GAIA full access to any and all information it desired concerning the business and operations of EcoMed. EcoMed and the EcoMed Shareholders have made available to GAIA such personnel as has been requested to answer any and all questions which GAIA may have had concerning its investment in EcoMed. (h) No Undisclosed Liabilities or Obligations. EcoMed has no obligations or liabilities of any nature (absolute, accrued, contingent or otherwise, and whether due or to become due, herein "liabilities") except liabilities fully reflected or reserved in the balance sheet dated June 30, 2000. (i) Litigation. There is no legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation pending or threatened against EcoMed and/or the EcoMed Shareholders, or which questions or challenges the validity of this Agreement or any action to be taken by EcoMed and/or the EcoMed Shareholders pursuant to this Agreement or in connection with the transactions contemplated hereby, and EcoMed and the EcoMed Shareholders do not know or have any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation. EcoMed and EcoMed Shareholders are not subject to any judgment, order or decree entered in any lawsuit or proceeding which has an adverse effect on their business practices or on their ability to acquire any property or conduct their business in any area. (j) Compliance with Law. EcoMed is in compliance with all laws, regulations and orders applicable to its business and neither EcoMed nor the EcoMed Shareholders have received any notification that they are in violation of any law, regulation or order and no such violation exists. (k) Disclosure. No representations or warranties made by EcoMed and/or the EcoMed Shareholders contain any untrue statement of fact or omit to state any fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading; further, there are no facts known to EcoMed and/or the EcoMed Shareholders which (either individually or in the aggregate) could or would materially and adversely affect or involve any substantial possibility of having a material, adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities or businesses of EcoMed which have not been disclosed in the Agreement.

2.03. Further Financial Representations and Warranties of EcoMed and the EcoMed Shareholders to GAIA. EcoMed and the EcoMed Shareholders each further represents and warrants, jointly and severally, to GAIA on the Closing Date as follows: (a) List of Assets and Liabilities. EcoMed has delivered to GAIA a schedule of assets containing, as of the Closing Date a true and complete: (1) description of all software licensing and sublicensing agreement in favor of or made by EcoMed; (2) description of any real and/or personal property in which EcoMed has an equity or a leasehold interest; (3) list of all capitalized equipment of EcoMed that sets forth any liens, claims, encumbrances, charges, restrictions, covenants and conditions concerning the listed items; (4) list of all machinery, tools, and equipment in which EcoMed has an equity or a leasehold interest, with a description of each such interest; (5) list of all patents, patent licenses, trademarks, trademark registrations, trade names, copyrights and copyright registrations owned by EcoMed; (6) list of all contracts; and (7) list of all interest in subsidiaries and /or joint ventures. (b) Title to Assets. EcoMed has good and marketable title to all of its assets, all as set forth in the aforesaid exhibit, none of which are subject to any mortgage, pledge, lien, charge security interest, encumbrance or restriction of any kind whatsoever except those that do not materially and adversely affect the value of the asset. Further, the assets of EcoMed are in good condition and repair. (c) Liabilities.
EcoMed presently has not outstanding indebtedness other than liabilities incurred in the ordinary course of business and as set forth in the aforesaid exhibit. EcoMed is not in default with respect to any terms or conditions of any indebtedness. EcoMed has not made any assignment for the benefit of creditors, nor has any involuntary or voluntary petition in bankruptcy been filed by or against EcoMed. (d) Contractual Obligations. EcoMed is not a party to or bound by any written or oral; (1) contract not made in the ordinary course of Business, (2) bonus, pension, profit sharing, retirement, stock option, hospitalization, group insurance or similar plan providing employee benefits other that in the ordinary course of business, except as disclosed on Exhibit 2 to this Agreement, (3) any real or personal property lease other then in the ordinary course of business or (4) deed of trust, mortgage, conditional sales contract, security agreement, pledge agreement, trust receipt or any other agreement subjecting any of the assets or properties of EcoMed to a lien or encumbrance. EcoMed has performed all obligations required to be performed by it under any of the contract and leases to which it is a party as of the date of the Plan and is not in material breach under any of the contracts and leases to which it is a party as of the date of this Plan and is not in material breach under any of the contracts, leases or arrangements by which it is bound. None of the parties with whom EcoMed has contractual arrangements are in default of their obligations. EcoMed has attached an exhibit fully describing each and every contract which it is subject to. (e) Changes in Compensation. Since December 31, 1999, EcoMed has not granted any general pay increase to employees or changed the rate of compensation, commission or bonus payable to any officer, employee, director, agent or stockholder, other than in the normal course of business.

                                ARTICLE III

COMPLIANCE WITH SECURITIES LAWS

3.01. Acknowledgments, Understandings and Agreements of EcoMed and the EcoMed Shareholders. EcoMed and the EcoMed Shareholder acknowledge, understand and agree that: (a) The certificates representing the GAIA Capital Shares will each bear a legend restricting transfer in accordance with the exceptions from registration under the Securities Act of 1933, as amended, which GAIA has relied on in the issuance of the GAIA Shares. (b) The GAIA Capital Shares have not been registered under the Securities Act of 1933, as amended, or any applicable state law (collectively, the "Securities Act"). (c) The GAIA Capital Shares may not be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except in compliance with the Securities Act. (d) The legal consequences of the foregoing mean that the EcoMed Shareholders must bear the economic risk of the investment in the GAIA Capital Shares for the requisite period of time.
(e) No federal or state agency has made any finding or determination as to the fairness of an investment in GAIA, or any recommendation or endorsement of this investment. (f) There is presently only a limited market for the resale of the Stock and no market may exist in the future. (g) the Company has no operations, is thinly capitalized and will, therefore, probably need additional financing in the near future, the availability of which is not assured; further, the Stock is a speculative investment that involves a substantial risk which may result in the loss of this entire investment.

3.02. Further Representations and Warranties of EcoMed and the EcoMed Shareholders. EcoMed and the EcoMed Shareholders each individually represent and warrant to GAIA as follows: (a) I have the financial ability to bear the economic risks of my investment, have adequate means of providing for my current needs and personal contingencies, and have no need for liquidity in this investment; and further, I have evaluated the high risks of investing in GAIA and have such knowledge and experience in financial and business matters in general and in particular with respect to this type of investment that I am capable of evaluating the merits and risks of an investment in the GAIA Capital Shares. (b) I have bee given the opportunity of ask questions of and receive answers from GAIA concerning the terms and conditions of this investment, and to obtain additional information necessary to verify the accuracy of the information I desired in order to evaluate my investment, and in evaluating the suitability of this investment I have not relied upon any representation or other information (whether oral or written), other than that furnished to me by GAIA or its representatives; further, I have had the opportunity to discuss with my professional, legal, tax and financial advisers the suitability of an investment in the GAIA Capital Shares for my particular tax and financial situation; and, further, in making the decision to purchase the GAIA Capital Shares, I have relied solely upon independent investigations made by me or on my behalf. (c) I am acquiring the GAIA Capital Shares solely for my own personal account, for investment purposes only, and am not purchasing with a view to, or for, the resale, distribution, subdivision or fractionalization thereof.

3.03 Further Acknowledgments, Understandings and Agreement of EcoMed and the EcoMed Shareholders. EcoMed and the EcoMed Shareholders further acknowledge, understand and agree with GAIA that: (a) GAIA may attempt to obtain additional financing for its business by making a public offering of its securities that may be registered under the Securities Act ("Public Offering"). If GAIA makes a Public Offering, acquisition, or merger with another business, of which there can be assurance, EcoMed and the EcoMed Shareholders understand that the requirements of underwriters or of state securities ("blue sky") authorities, or the circumstances of the situation, may cause the board of directors to determine that it would be in GAIA's best interests for the EcoMed Shareholders to place the certificates evidencing the GAIA Capital Shares in an escrow account subject to the terms and conditions of an escrow agreement that has been negotiated and entered into by GAIA. EcoMed and the EcoMed Shareholders each individually consent to the terms and conditions of any escrow agreement that is approved by the board of directors in connection with a Public Offering, acquisition, or merger with another business. At the request of management, the EcoMed Shareholders each individually agrees to deliver any stock certificate evidencing the GAIA Capital Shares which may be in his or her possession to GAIA for transfer to any escrow agent pursuant to the terms of any escrow agreement entered into by GAIA in connection with a Public Offering, acquisition, or merger with another business. EcoMed and the EcoMed Shareholders also agree to enter into any other agreements approved by the board of directors in connection with a Public Offering, acquisition, or merger with another business wherein GAIA would agree not to sell or otherwise transfer or dispose of his shares for a period of no more than three years from the date of any such Public Offering, or merger, or acquisition with another business. EcoMed and the EcoMed Shareholders each individually acknowledges and understands that there is no assurance of a Public Offering, acquisition or merger with another business ever occurring and that this investment is not contingent upon the occurrence of a potential Public Offering, acquisition or merger with another business.
(b) Since there is a limited market for resale of the securities of GAIA and the overhand represented by the GAIA Capital Shares at the time the same becomes eligible for resale may be deleterious to the efforts of GAIA in establishing itself as a viable public entity, EcoMed and the EcoMed Shareholders each individually agrees that no sales of the GAIA Capital Shares may occur within three (3) years of the date of this Plan unless GAIA, acting through its board of directors, approves of such sale, which approval may be withheld in the absolute discretion of the board governing GAIA.

3.04. Indemnity by EcoMed Shareholders. EcoMed and each of the EcoMed Shareholders individually understands and acknowledges that GAIA is relying on the representations, warranties and agreements made by them to and with GAIA in this Plan and, thus, each hereby agrees to indemnify GAIA, its officers and directors, agents, attorneys, and employees, and agrees to hold each of them harmless from and against any and all loss, damage, liability, or expense, including reasonable attorneys' fees, that any of them may suffer, sustain, or incur by reason of or in connection with any misrepresentation or breach of warranty or agreement made EcoMed or any of the EcoMed Shareholders under this Plan, or in connection with the sale or distribution by any of the EcoMed Shareholders of the EcoMed Capital Shares in violation of the Securities Act or any other applicable law.


                                ARTICLE IV

REMEDY FOR BEACH OR BREACH OF REPRESENTATIONS, WARRANTIES, COVENANTS.

4.01 Breach of Representations, Warranties and/or Covenants by GAIA: GAIA agrees and accepts that, in the event of it being or becoming in material breach of any or all representations, warranties or covenants given by it pursuant to ARTICLE II Section 2.1 hereof, whether by purposeful act, negligence, accident on its part or for no reason or otherwise, EcoMed has and will have no means or assets with which to remedy such breach; therefore, in such circumstances, this Agreement shall be rescinded forthwith upon such breach being evident and EcoMed Capital Shares shall be returned to the EcoMed Shareholders without cost or penalty, and EcoMed and the EcoMed Shareholders shall forthwith and forever by relieved of any and all obligations undertaken by them, either individually or joint and severally, in entering into and executing this Agreement after returning to GAIA the GAIA Capital Shares.

4.02. Breach of Representations, Warranties and/or Covenants by EcoMed and/or the EcoMed Shareholders: EcoMed and the EcoMed Shareholders agree and accept that, in the event of their being or becoming in material breach of any or all representations, warranties or covenants given by either of them pursuant to ARTICLE II Sections 2.2 or 2.3 hereof, and/or Article III hereof, whether by purposeful act, negligence, accident on either of their parts or for no reason or otherwise, the former management of GAIA may elect to notify EcoMed and the EcoMed Shareholders of GAIA's recission of the Agreement and this Agreement shall be deemed rescinded forthwith and the EcoMed Capital Shares shall be returned to the EcoMed Shareholders without cost or penalty, and EcoMed and the EcoMed Shareholders shall forthwith and forever by relieved of any and all obligations undertaken by them, either individually or joint and severally, in entering into and executing this Agreement after returning to GAIA the GAIA Capital Shares.


                                 ARTICLE V

MISCELLANEOUS

5.01. Amendments. This Agreement may be amended or modified at any time, but only by an instrument in writing executed by EcoMed, GAIA and each of the individual EcoMed Shareholders.

5.02. Waiver.  EcoMed, the EcoMed Shareholders and/or GAIA may, in writing,
(a) extend the time for performance of any of the obligations of any other party to this Agreement, (b) waive any inaccuracies or misrepresentations contained in this Agreement or in any document delivered pursuant to this Agreement by any other party and/or (c) waive compliance with any of the covenants, or performance of any obligations, contained in this Agreement by any other party.

5.03. Assignment. (a) Neither this Agreement nor any right created hereby shall be assignable by any party without the prior written consent of the other parties, except by the laws of succession. (b) This agreement shall be binding on and inure to the benefit of the respective successors and assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties and their permitted successors and assigns, any rights or remedies under this Agreement.

5.04. Notices. Any notice or other communication required or permitted by this Agreement must be in writing and shall be deemed to be properly given when delivered in person to any officer of the other party, or to the party individually when deposited in the U.S. Mails or transmittal by certified or registered mail, postage prepaid, or when deposited with a public telegraph company for transmittal, charges prepaid or when delivered via facsimile; provided, however, that the communication is addressed as follows:

in case of EcoMed, Inc. and the EcoMed Shareholders:

220 West Champion Street, Bellingham, WA, 98225
Suite 260

in case of GAIA:

2910 700 West Georgia Street
Vancouver, BC, Canada V7Y 1A1

5.05. Headings. Paragraph and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.06. Entire Agreement. This agreement contains the entire agreement between the parties relating to the subject matter hereof. It may be executed in any number of counterparts, but the aggregate of such counterparts constitute only one and the same instrument.

5.07. Partial Invalidity. In the event that any one or more of the provisions contained in this Agreement shall for any reason by held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of the Agreement, but this Agreement shall be construed as if it never contained any such invalid, illegal or unenforceable provisions.

5.08. Controlling Law. The validity, interpretation and performance of this Agreement shall be controlled by and construed under the laws of the State of Nevada, and venue for any lawsuit shall be in Las Vegas, Nevada.

5.09. Attorney's Fees. If any action at law or in equity, including any action for declaratory relief, is brought to enforce or interpret the provisions of the Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees from the other party. The attorney's fees may be ordered by the court in the trial of any action described in this paragraph or may be enforced in a separate action brought for determining attorney's fees.

5.10. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants shall survive execution and closing, and shall be unaffected by any investigation made by any party at any time.

5.11. Further Assurances. At any time and from time to time after the Closing Date, all parties shall execute such additional instruments and take such other and further action as may be reasonably requested by any other party to carry out the intent and purpose of this Agreement.

5.12.  Brokers.   No party has engaged or is otherwise liable for any
amount due or to become due to any broker or sales agent in regards of the transactions giving rise to and/or evidenced by this Agreement. In the event that any claim is asserted by any person claiming a commission and/or finder's fee with respect to this Agreement arising from any act, representation or promise of a party or their representative(s), such party shall indemnify, save, defend and hold every other party harmless from and against any and all such claims, as well as against all related costs and expenses, including attorneys' fees and costs.

THE PARTIES HAVE CAUSED THIS AGREEMENT TO BE EXECUTED AND DELIVERED ON THE DATE FIRST ABOVE WRITTEN TO BECOME EFFECTIVE, IF AT ALL, AT CLOSING.

Gaia Exploration, Inc.:

By: /s/
     CEO and President

EcoMed, Inc.

By: /s/ David Ulis
     CEO and President

EcoMed Directors:

By: /s/ Steve Sharp

B: /s/ M..........


                                 Exhibits

                   Plan and Agreement of Reorganization
                             (By and Between)
                  Gaia Exploration, Inc. and EcoMed, Inc.

                                 Exhibit 1

      Letter of Intent Between Gaia and EcoMed dated June 27th, 2000.

                                 Exhibit 2

        List of all of EcoMed's Contracts and Intellectual Property

                                 Exhibit 3

             Audited Financial Statements of Gaia as well as copies of all relevant SEC filings, reports, and Corporate Records

                                 Exhibit 4

                    Gaia Directors resignation Letters